libbey inc. 2008 annual report

09010283



Libbey®

libbey profile

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to being a supplier to key markets throughout the world. Libbey has the largest manufacturing, distribution and service network among North American glass tableware manufacturers. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail and business-to-business markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

The Leader in North America

Libbey designs, manufactures and markets under the well-recognized Libbey® brand an extensive line of high-quality, machine-made glass tableware. Libbey maintains over 2,000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Our glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable us to provide a high level of service to all our end users for glass tableware. Prior to 2006, we owned 49 percent of Vitrocrisa Holding, S. de R.L. De C.V. and related companies (Crisa) based in Monterrey, Mexico. On June 16, 2006, we purchased the remaining 51 percent of Crisa, bringing our ownership in Crisa to 100 percent. Our acquisition of Crisa, which is the largest glass tableware manufacturer in Latin America and has approximately 60 percent of the glass tableware market in Mexico, is consistent with our strategy to expand our global sales base.

A Leader in the International Market

Libbey exports glassware to more than 100 countries around the world. We continue to expand our international presence with a state-of-the-art glass tableware facility in Langfang, China, not far from Beijing. Commercial shipments to our customer base in China began from this wholly owned factory in March 2007, reflecting our continued efforts to grow the Chinese and Asia-Pacific markets. It joins our factories in Europe and North America, giving Libbey critical presence in the most significant regions of both the Eastern and Western Hemispheres. Royal Leerdam, located in Leerdam, Netherlands, is among the world leaders in producing and selling glass stemware to retail, foodservice and industrial clients. Crisal, located in Marinha Grande, Portugal, manufactures and markets glass tableware, including tumblers, stemware and glassware accessories, complementing Royal Leerdam's products and providing an expanded presence in Europe. Royal Leerdam and Crisal are important parts of our growth strategy to be a supplier of high-quality, machine-made glass tableware products to key markets worldwide.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through our broad glassware, dinnerware, flatware and plastic product offerings. Our extensive sales and distribution network, among the largest in the foodservice supply industry, is a source of competitive advantage by providing a comprehensive product offering and service to our foodservice customers. Libbey is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. Our World Tableware subsidiary imports and sells a full line of metal flatware and hollowware and an assortment of ceramic dinnerware and other tabletop items principally for foodservice establishments in the United States and Canada. Our Traex subsidiary, located in Wisconsin, designs, manufactures and distributes an extensive line of plastic items for the foodservice industry.

The Leading Brand Names in Retail

We design and market our glass tableware products globally under the Libbey®, Royal Leerdam® and Crisa® brands. The Libbey® brand is one of the most recognized brands in consumer housewares in the United States and is the leading glass tableware brand in the retail channel of distribution. Libbey® products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores. Our Crisa® products are the leading brand of glass tableware in the Mexican retail channel, and our Royal Leerdam® stemware is a leading stemware brand in retail channels in Europe.

contents

libbey financial highlights

Dollars in thousands, except per-share amounts	**2008**	2007	% Change
Net sales	**$ 810,207**	$ 814,160	(0.5)%
(Loss) income from operations	**$ (5,548)**	$ 66,101	(108.4)%
Diluted net loss per share	**$ (5.48)**	$ (0.16)	NM
Earnings before interest, taxes, depreciation and amortization (EBITDA) (a)	**$ 40,001**	$ 116,451	(65.6)%
Net cash (used in) provided by operating activities	**$ (1,040)**	$ 51,457	(102.0)%
Capital expenditures	**$ 45,717**	$ 43,121	6.0%
Free cash flow (b)	**$ (46,640)**	$ 16,549	(381.8)%
Dividends paid	**$ 1,466**	$ 1,446	1.4%
Total assets	**$ 821,554**	$ 899,471	(8.7)%
Working capital (c)	**$ 206,886**	$ 213,819	(3.2)%
Total debt-net	**$ 550,257**	$ 496,634	10.8%
Number of employees (year-end)	**7,306**	7,442	(1.8)%
Number of shares outstanding (year-end)	**14,730,144**	14,564,556	1.1%
Number of registered shareholders (year-end)	**821**	830	(1.1)%

(a) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP financial measure, is a useful metric for evaluating our financial performance, as it is a measure that we use internally to assess performance.

(b) We believe that Free Cash Flow [net cash (used in) provided by operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other] is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

(c) Working capital is defined as net accounts receivable plus net inventory less accounts payable.



letter to shareholders

To fully understand the outcome of the year, I believe it appropriate to trace back to how 2008 began.



John F. Meier
Chairman and Chief Executive Officer

We completed a record setting performance in 2007, following a very strong performance in 2006. The stock finished 2007 at $15.84, up 29%. The year 2007 was the second year in a row we had driven the stock price up over 20% and outpaced all relative indices. As 2008 started, we were encouraged with how the business was unfolding, and, in April, the stock had risen to $17.84. This was in the face of escalating oil and natural gas prices that peaked during mid-summer, close to $150 per barrel, and $13.40 per million BTU's, respectively. We had largely offset this energy challenge by early August and we still forecasted a record year.

What subsequently unfolded was effectively a "Tale of Two Businesses," as the last four months completely reversed our fortunes, resulting in unimagined outcomes and our stock finishing the year at $1.25.

September ushered in considerable upheaval in overall consumer confidence. During the last four months of the year, major investment banks in the USA exited the market forever, the housing market continued its downward spiral, an automobile industry plunged into disarray, escalating unemployment ran rampant, and a 25% devaluation of the Mexican Peso heavily impacted our prospects. Global markets for our products retrenched markedly. De-stocking in the foodservice distribution sector worldwide further compounded declining restaurant demand, and a sluggish retail fall selling season compromised a solid first eight months. Summarizing it all, a crisis in consumer confidence had taken its toll on Libbey and tens of thousands of other companies worldwide. It was the most devastating four-month period in my thirty-nine-year career with Libbey. Our sales finished at $810.2 million, virtually flat with 2007. We took special one-time charges of $45.4 million and reported a loss of $80.5 million.

That was then; this is now.

As the second largest producer in the world of glass tableware, we are committed to reversing this performance. *And this is what we are doing about it!*

We Are Building On Our Successes

Our mindset throughout the Company is to ***"Get to the other side."*** Solid positives did occur for Libbey in 2008, and we will build upon this momentum going forward. Among them are the following:

1. Our leading USA retail market share gained 600 basis points in 2008. We now have 40.6% of the casual beverageware market in this country. In fact, in this challenged year, our retail business grew 4%. Few can say that for 2008.

2. Our leading USA foodservice glassware position of 56% was solidified with no less than seven vendor-of-the-year awards from the most prominent players in our foodservice industry.

3. Our Crisa business in Mexico continues its leading market share. With close to a 60% market share, we are the clear leader in the country.

4. Our newest business, Libbey China, serviced 55 countries from our state-of-the-art factory near Beijing, which opened in 2007. In the domestic Chinese market, we had sales in every province.

5. Our businesses in Europe, principally serviced from our factories in the Netherlands and Portugal, showed growth in 2008 in the face of challenged economies. We are the third largest producer of casual beverageware within the 27 member countries of the European Union.

6. Our factory in Shreveport, Louisiana, is now transformed into a LEAN facility and organized along Value Streams. Productivity improvements for the year were 3.3%, a strong performance.

7. Our Toledo, Ohio, factory is in its fifth year as a LEAN enterprise. Notable results have been achieved in this, our most complicated, factory. We are especially proud of the 45% reduction in changeover time on our machines.

The markets we serve and our customers worldwide are increasingly cost conscious. As they look at the disruption in the glass industry, particularly in Eastern Europe, they will continue to reflect on who emerges as the best business partner going forward. Libbey's strengths in its core markets globally and the multiple product solutions we can bring to bear from our worldwide production network continue to position us well to ***"Get to the other side."***

We Are Taking Decisive Measures To Reduce Our Costs

In October 2008, Libbey implemented a hiring freeze and salaries were frozen. This was a worldwide undertaking. In December 2008, we announced the closing of our Syracuse China ceramic dinnerware factory in Syracuse, New York, and the closing of our Mira Loma, California, distribution center. These were painful yet necessary decisions in the face of this economy. I thank the 300 plus men and women who served Libbey so well in the USA in those businesses. Our Syracuse® China products will be sourced from overseas locations going forward.

In February 2009, we announced accelerated initiatives. They are:

- ***Salaries in the USA were reduced 5%. All Officers of the Company had their salaries reduced 7.5%.***
- ***The 401(k) plan Company match was suspended for salaried employees.***
- ***The dividend on Libbey stock was suspended until conditions warrant reinstatement.***
- ***The capital expenditures budget was reduced to $20 million for 2009. In 2008, we spent $45.7 million.***
- ***Our International workforce has been reduced by 500 employees since October 2008.***
- ***The Company announced 2009 cash flow enhancements in the range of $46 to $50 million as compared to 2008. Within our factories worldwide, we continue to accelerate our LEAN enterprise commitment, and we are making strides in the administrative areas of the Company. This commitment to LEAN is serving us very well and is a key part of our cash flow enhancements that we expect for 2009.***

These measures are significant and we have been proactive in their implementation. The continued right-sizing of our North American capacity, painful as it is, will serve us well in the new economy when it presents itself. In this decade the Company has closed three glass factories in North America and, of course, our Syracuse China dinnerware plant. At the same time, internationally, we have right-sized our businesses. Our global business model and our broadened global manufacturing footprint are much better aligned from both a speed-to-market and cost perspective.

Going Forward

In the aftermath of the last four months of 2008, we view 2009 cautiously and conservatively. We believe GDP in our key markets and their respective economies worldwide are in low to mid-single digit percentage decline. China is one of the few major markets that offer real growth in its marketplace for Libbey, although their own GDP growth rate has been reduced significantly.

Accordingly, to attain our goals for 2009, we will be successful only if we aggressively compete for increased market share. While industry consolidation in parts of Europe does provide some upside, the reality is we will have to be laser-like in our focus and our execution of optimized programs in the 112 countries in which we sell. Each country and each channel within each country present differently. Libbey sells at all levels of the marketplace around the world, but we are very well placed in our key markets in the more value-oriented sectors. This will be a positive. Also, our manufacturing capacity, with over 50% of our capacity in low-cost countries, will be counted upon to serve us well as we compete.

Of significant importance is an increased level of commitment to progress in working capital performance, overall liquidity and our ongoing intention to be opportunistic in relation to improving our capital structure. Inventories within the working capital initiative are being highly scrutinized. In this challenged economy, we will err on the side of caution and take capacity down as warranted, until better conditions prevail. Our liquidity efforts have been heightened with a commitment to enhancements of $46 to $50 million impacting cash flow, and as regularly commented upon, we are clearly focused on our capital structure. Mid-year 2008 the Company filed a shelf registration to provide timely flexibility in that regard. Our senior notes are not due until mid-year 2011 and the PIK notes in December of 2011. Nevertheless, our preference is to deal with this when cost-effective and appropriate solutions can be accomplished. While currently limited by the sluggish performance and appetite of the high-yield markets, we continue to hone our best alternatives.

Libbey will do what it must, and we are executing on what it is we can control. Admittedly, we are constrained in the speed of our turnaround by the same external events that impacted us in 2008. When lenders re-engage at cost competitive levels and governments globally, with coordinated and proportionate programs, confront their respective economies, the turnaround opportunity will begin. And we will be there to seize it. We view 2009 as a challenging period for all companies, and we have no illusions of meaningful marketplace improvement. While the USA might see some upside indications late in the year, we expect the Euro Zone will be increasingly challenged.

All at Libbey are acutely aware of the magnitude of the challenge at hand. Considerably increased communication within the Company, at all levels, has each of us at a heightened state of commitment and execution. Starting with the Board of Directors and including all Libbey associates around the world, we will do everything we can to achieve the results our shareholders expect and deserve. This is not my Company; this is not exclusively your Company. Libbey is *our* Company. We are shareholders, too, and increasingly committed in that regard as well.

Since early 2006, we have been focused on *Executing a Transformation.* That has not changed. The macroeconomic events of 2008 have clearly disrupted our results, but not our resolve. Through August, we had posted solid results for 32 straight months. Our strategic goals remain intact. The reality is that with this recession our timing has been disrupted. However, we are believers in the basic fact that this economy will turn around at some point, and there is no reason why we cannot, in due course, still achieve those targeted financial goals as previously shared:

- ***Revenues are targeted at nearly $1 billion***
- ***Operating income margin in the range of 11% to 12%***
- ***EBITDA margin in the range of 15% to 18%***

Our fundamental business strengths are intact. In key markets, we are growing market share, and this difficult period will force us to even further sharpen our cost structures. When we emerge, we will do so stronger and more competitive than ever. However, to get there in this period of turbulence at Libbey, we must give the maximum effort. There is no doubt in my mind that is exactly what all of us will do.

I thank you for your support and confidence as we ***"Get to the other side."***

John F. Meier
Chairman and Chief Executive Officer
March 18, 2009



libbey inc. directors

Carlos V. Duno

Carlos V. Duno currently serves as Chief Executive Officer and Owner of Marcia Owen Associates/Group Powell One, the leading executive recruiter in Sante Fe, New Mexico, from July 2006 to present. Mr. Duno also has served as Chief Executive Officer and Owner of CDuno Consulting from November 2004 to present. From 2001 until October 2004, Mr. Duno served as Chairman and Chief Executive Officer of Clean Fuels Technology, a leading developer of emulsified fuels for transportation and power generation applications. From July 1995 to May 2001, Mr. Duno served at Vitro S.A. in Monterrey, Mexico, as President, Business Development and Planning. Prior to 1995, Mr. Duno served in senior domestic and international management roles since 1982 at Scott Paper Company, while the first ten years of his career included international assignments with McKinsey and Co., as well as Eli Lilly. Mr. Duno has been a director of the Company since 2003 and serves as Chairman of the Audit Committee.

William A. Foley

William A. Foley has served as Chairman and Chief Executive Officer of Blonder Home Products from September 2008 to present. He has been Chairman and CEO of Thinkwell Incorporated from March 2005 to present. From November 2006 to June 2007, he was President and a Director of Arhaus, Incorporated, a retailer of home furnishings. From July 1993 until April 2002, he was Chairman of the Board, President and Chief Executive Officer of LESCO, Inc. Mr. Foley has been a director of the Company since 1994 and currently serves as Chairman of the Nominating and Governance Committee.

Jean-René Gougelet

Jean-René Gougelet is currently President of Burnes Home Accents, a leading manufacturer and marketer of picture frames and albums. Prior to joining Burnes, he was Strategy Consultant with Vido Enterprises, providing guidance in strategic planning and growth management to middle market companies. From 2001 through 2005, he served at Arc International in Secaucus, New Jersey, as Chief Executive Officer of its Mikasa business. He also served from 1991 through 2001 and 2003 through 2005 as the Chief Executive Officer of Arc North America in Millville, New Jersey. Mr. Gougelet has been a director of the Company since June 2007.

Peter C. McC. Howell

Peter C. McC. Howell is an advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting from 1997 to the present. He was Chairman and Chief Executive Officer of Signature Brands USA, Inc. (formerly known as Health o meter, Inc.) from August 1994 to August 1997 and President, Chief Executive Officer and a director of Mr. Coffee, inc. from 1989 to 1994. He is a member of the board of directors of Pure Cycle Corporation (NASDAQ: PCYO). Mr. Howell has been a director of the Company since 1993.

John F. Meier

John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE:CTB) and Applied Industrial Technologies (NYSE:AIT). Mr. Meier has been a director of the Company since 1987.

Deborah G. Miller

Deborah G. Miller has been the Chief Executive Officer of Enterprise Catalyst Group, a consulting firm specializing in high technology and biotechnology transformational applications, from 2003 to present. Prior to joining Enterprise Catalyst Group, Ms. Miller was the President and CEO of Egenera in Boston from 2002 to 2003. Ms. Miller's experience in high technology spans three decades, including seventeen years at IBM. In addition, her career has included senior leadership positions at Digital Equipment and Silicon Graphics. Ms. Miller joined the Board in 2003 and also serves on the Board of Directors of Sentinel Group Funds, Inc.

Carol B. Moerdyk

Carol B. Moerdyk served as Senior Vice President, International at Office Max Incorporated, formerly Boise Cascade Corporation, from 2003 through 2007, when she retired from the company, where she was employed since 1981. She served as Senior Vice President, North American and Australasian Contract Operations at Boise Cascade Office Products Corporation from 1998 through 2003 and as Chief Financial Officer of that company from 1995 to February 1998. She is also director of American Woodmark Corporation (NASDAQ:AMWD). Ms. Moerdyk has been a director of the Company since 1998 and currently serves as Chairman of the Compensation Committee.

John C. Orr

John C. Orr is President, Chief Executive Officer and a director of Myers Industries, Inc. (NYSE:MYE). Prior to becoming President, Chief Executive Officer and a director of Myers Industries, Inc. in 2005, Mr. Orr served as President and Chief Operating Officer of the company from 2003 to 2005 and as General Manager of its Buckhorn, Inc. division from 2000 to 2003. Before joining Buckhorn, Inc., Mr. Orr held various positions with The Goodyear Tire & Rubber Company for twenty-eight years, most recently as Vice President, Manufacturing of the North American Tire Division. Mr. Orr has been a director of the Company since July 2008.

Richard I. Reynolds

Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. From 1989 until June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Terence P. Stewart

Terence P. Stewart is managing partner of the Washington D.C.-based law firm of Stewart and Stewart, where he has been employed since June 1976. Mr. Stewart is a member of a number of bar associations, including the Customs and International Trade Bar and the American Bar Association, and is admitted to numerous courts, including the U.S. Supreme Court and the U.S. Court of International Trade. Mr. Stewart has been a director of the Company since 1997.

libbey inc. officers

Kenneth A. Boerger
Mr. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Libbey's former parent company.

Jonathan S. Freeman
Mr. Freeman joined Libbey Inc. as Vice President, Global Supply Chain in May 2007. Prior to joining Libbey, Mr. Freeman was employed by Delphi Corporation and the Packard Electric Systems division of General Motors (the former parent of Delphi) since 1985, where he most recently served as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.

Gregory T. Geswein
Mr. Geswein joined Libbey Inc. as Vice President, Chief Financial Officer in May 2007. Prior to joining Libbey, Mr. Geswein was Senior Vice President, Chief Financial Officer of Reynolds and Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to 2005 and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics Inc. from 1999 to 2000. Prior to Pioneer-Standard Electronics, Mr. Geswein spent 14 years at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer.

Daniel P. Ibele
Mr. Ibele was named Vice President, General Sales Manager, North America in June 2006. From March 2002 to June 2006, he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. From the time he joined Libbey in 1983 until 1995, Mr. Ibele has held various marketing and sales positions.

Susan A. Kovach
Ms. Kovach has been Vice President, General Counsel and Secretary of the Company since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema LLP from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE:OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema LLP from 1995 through November 1997 and an associate in Dykema LLP from 1985 to 1995.

John F. Meier
John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE:CTB) and Applied Industrial Technologies (NYSE:AIT). Mr. Meier has been a director of the Company since 1987.

Timothy T. Paige
Mr. Paige has been Vice President, Administration since December 2002. Prior to his current position, Mr. Paige had been Vice President and Director of Human Resources of the Company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay Inc. in human resources management positions.

Richard I. Reynolds
Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. From 1989 until June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Scott M. Sellick
Mr. Sellick has served as Vice President, Chief Accounting Officer since May 2007. Prior to his current position, Mr. Sellick served as Vice President, Chief Financial Officer from May 2003 until April 2007. Mr. Sellick was Libbey's Director of Tax and Accounting from May 2002 until May 2003. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.

Kenneth G. Wilkes
Mr. Wilkes has served as Vice President, General Manager International Operations since May 2003. He served as Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.





libbey 10-year summary of selected financial data

Dollars in thousands, except per-share amounts	**2008**[e]	2007	2006 [e][h]	2005 [e]	2004 [e]	2003	2002 [b][f]	2001	2000	1999 [e]
Operating Results:										
Net sales	**$ 810,207**	$ 814,160	$ 689,480	$ 568,133	$ 544,767	$ 513,632	$ 433,761	$ 419,594	$ 441,828	$ 460,592
Gross profit [e]	**$ 109,337**	$ 157,669	$ 123,164	$ 86,542	$ 100,462	$ 108,206	$ 107,928	$ 114,424	$ 138,099	$ 138,959
Gross profit margin	**13.5%**	19.4%	17.9%	15.2%	18.4%	21.1%	24.9%	27.3%	31.3%	30.2%
Selling, general and administrative expenses	**$ 88,451**	$ 91,568	$ 87,566	$ 71,535	$ 68,574	$ 68,479	$ 56,631	$ 55,716	$ 61,185	$ 64,131
Impairment of goodwill and other intangible assets [e]	**$ 11,890**	$ -	$ -	$ 9,179	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) from operations (IFO) [e]	**$ (5,548)**	$ 66,101	$ 19,264	$ (8,917)	$ 23,895	$ 39,727	$ 51,297	$ 58,708	$ 76,914	$ 73,837
IFO margin	**(0.7)%**	8.1%	2.8%	(1.6)%	4.4%	7.7%	11.8%	14.0%	17.4%	16.0%
Equity earnings (loss) - pretax	**$ -**	$ -	$ 1,986	$ (4,100)	$ (1,435)	$ 4,429	$ 6,379	$ 6,384	$ 12,016	$ 8,857
Other income (expense) [e][f]	**$ 1,119**	$ 8,778	$ (3,236)	$ 2,567	$ 2,369	$ 3,484	$ (12,740)	$ 3,500	$ 3,765	$ 4,410
Earnings (loss) before interest and income taxes after minority interest (EBIT) [e][f]	**$ (4,429)**	$ 74,879	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592	$ 92,695	$ 87,104
EBIT margin	**(0.5)%**	9.2%	2.6%	(1.8)%	4.6%	9.3%	10.4%	16.3%	21.0%	18.9%
Interest expense [h]	**$ 69,720**	$ 65,888	$ 46,594	$ 15,255	$ 13,049	$ 13,436	$ 8,263	$ 9,360	$ 12,216	$ 12,501
Income (loss) before income taxes [e][f][h]	**$ (74,149)**	$ 8,991	$ (28,580)	$ (25,705)	$ 11,780	$ 34,204	$ 36,673	$ 59,232	$ 80,479	$ 74,603
Provision (benefit) for income taxes	**$ 6,314**	$ 11,298	$ (7,747)	$ (6,384)	$ 3,528	$ 5,131	$ 8,618	$ 19,840	$ 33,613	$ 31,175
Effective tax rate	**(8.5)%**	125.7%	27.1%	24.8%	30.0%	15.0%	23.5%	33.5%	41.8%	41.8%
Net (loss) income [b][e][f][h]	**$ (80,463)**	$ (2,307)	$ (20,899)	$ (19,355)	$ 8,252	$ 29,073	$ 28,055	$ 39,392	$ 46,866	$ 43,428
Net income margin	**(9.9)%**	(0.3)%	(3.0)%	(3.4)%	1.5%	5.7%	6.5%	9.4%	10.6%	9.4%
Per-Share Amounts:										
Diluted net (loss) income [b][e][f][h]	**$ (5.48)**	$ (0.16)	$ (1.47)	$ (1.39)	$ 0.60	$ 2.11	$ 1.82	$ 2.53	$ 3.01	$ 2.64
Dividends paid	**$ 0.10**	$ 0.10	$ 0.10	$ 0.40	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Other Information:										
EBIT	**$ (4,429)**	$ 74,879	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592	$ 92,695	$ 87,104
Depreciation & amortization [b]	**$ 44,430**	$ 41,572	$ 35,556	$ 32,217	$ 29,505	$ 28,109	$ 19,143	$ 18,843	$ 18,352	$ 18,753
EBITDA [c][e][f]	**$ 40,001**	$ 116,451	$ 53,504	$ 21,733	$ 54,334	$ 75,749	$ 64,079	$ 87,435	$ 111,047	$ 105,857
EBITDA margin	**4.9%**	14.3%	7.8%	3.8%	10.0%	14.7%	14.8%	20.8%	25.1%	23.0%
Employees	**7,306**	7,442	7,156	3,563	3,808	3,838	3,837	3,218	3,270	3,552
Balance Sheet Data:										
Total assets	**$ 821,554**	$ 899,471	$ 878,131	$ 595,784	$ 578,204	$ 551,116	$ 524,527	$ 468,082	$ 446,707	$ 434,395
Total liabilities	**$ 879,443**	$ 806,356	$ 790,281	$ 476,179	$ 434,641	$ 411,259	$ 384,309	$ 302,717	$ 313,436	$ 342,552
Working capital [a]	**$ 206,886**	$ 213,819	$ 200,060	$ 162,426	$ 160,265	$ 150,999	$ 133,301	$ 114,421	$ 135,837	$ 129,632
% of net sales[g]	**25.5%**	26.3%	26.2%	28.6%	29.4%	29.4%	30.7%	27.3%	30.7%	28.1%
Total borrowings - net	**$ 550,257**	$ 496,634	$ 491,232	$ 261,679	$ 225,372	$ 230,933	$ 191,178	$ 148,032	$ 161,404	$ 184,626
Cash Flow Data:										
Net cash (used in) provided by operating activities	**$ (1,040)**	$ 51,457	$ 54,858	$ 38,113	$ 42,750	$ 29,210	$ 55,001	$ 52,930	$ 37,423	$ 70,597
Capital expenditures	**$ 45,717**	$ 43,121	$ 73,598	$ 44,270	$ 40,482	$ 25,718	$ 17,535	$ 36,863	$ 18,621	$ 11,069
Acquisitions and related costs	**$ -**	$ -	$ 78,434	$ 28,948	$ -	$ -	$ 62,046	$ -	$ -	$ -
Proceeds from asset sales and other	**$ 117**	$ 8,213	$ -	$ 212	$ 16,623	$ 897	$ 3,523	$ (1,563)	$ (63)	$ 94
Dividends received from equity investments	**$ -**	$ -	$ -	$ -	$ 980	$ 4,900	$ 4,659	$ 4,918	$ 2,940	$ 517
Free cash flow [d]	**$ (46,640)**	$ 16,549	$ (97,174)	$ (34,893)	$ 19,871	$ 9,289	$ (16,398)	$ 19,422	$ 21,679	$ 60,139
Shares repurchased	**$ -**	$ -	$ -	$ -	$ -	$ 38,918	$ 26,837	$ 1,229	$ 4,053	$ 42,828
Dividends paid	**$ 1,466**	$ 1,446	$ 1,417	$ 5,536	$ 5,481	$ 5,506	$ 4,574	$ 4,588	$ 4,569	$ 4,821

(a) Defined as net accounts receivable plus net inventory less accounts payable.
(b) Effective January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets."
(c) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP financial measure, is a useful metric for evaluating our financial performance, as it is a measure that we use internally to assess performance.
(d) We believe that Free Cash Flow [net cash (used in) provided by operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other, and dividends received from equity investments], is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.
(e) Includes special charges of $45,498 and $18,492 in 2008 and 2006, respectively, and is disclosed in note 9 to the Consolidated Financial Statements. We incurred $27,236 in 2005 for our capacity realignment and closure of our City of Industry, California facility, the North American salaried workforce reduction program and the Syracuse China asset impairment. We incurred $14,519 in 2004 for our capacity realignment and closure of our City of Industry, California facility. We incurred $991 in 1999 for the closure of our Canadian facility.
(f) 2002, includes $13,634 of expenses related to an abandoned acquisition.
(g) The 2006 calculations include Crisa pro forma net sales for 2006.
(h) Interest expense includes a special charge of $4,906 in 2006 as disclosed in note 9 to the Consolidated Financial Statements.

libbey inc. general information

Libbey®

Corporate Address
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, OH 43699-0060
419-325-2100

Transfer Agent and Registrar
The Bank of New York Mellon (telephone 866-252-0125) acts as both Transfer Agent and Registrar for the Company. Address shareholder inquiries to:

Libbey Inc.
c/o BNY Mellon Shareowners Services
480 Washington Boulevard
Jersey City, NJ 07310-1900, USA

Send certificates for transfer and address changes to:
Libbey Inc.
c/o BNY Mellon Shareowners Services
P. O. Box 358015
Pittsburgh, PA 15252-8015, USA
e-mail Address: shrrelations@bnymellon.com

Auditors
Ernst & Young LLP, Toledo, Ohio, are the independent auditors for the Company.

Form 10-K
Copies of the Company's annual report on Form 10-K are available at no charge through the Company's website: www.libbey.com. In addition, the Company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2008 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:

Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, OH 43699-0060
e-mail: stock@libbey.com

Annual Meeting
The annual shareholders meeting of Libbey Inc. will be held at 2:00 p.m. EDT on May 7, 2009, and will be held in Toledo, Ohio, at:
Libbey Corporate Showroom
335 N. St. Clair Street
Toledo, OH 43604

Market for Common Stock
The price range for the company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2008		2007	
	High	**Low**	High	Low
First Quarter	**$ 17.60**	**$ 12.96**	$ 14.28	$11.17
Second Quarter	**$ 17.81**	**$ 7.43**	$ 24.65	$13.98
Third Quarter	**$ 11.25**	**$ 6.44**	$ 24.06	$13.76
Fourth Quarter	**$ 8.63**	**$ 1.04**	$ 19.32	$14.28

As of March 2, 2009, there were 829 registered common shareholders of record.

On February 11, 2009, Libbey announced that its Board of Directors suspended the Company's quarterly cash dividend.

Stock Purchase and Sale Plan
The Bank of New York Mellon, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT℠. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the Company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York Mellon at 866-252-0125. Shareholder questions and requests for forms are also available by visiting BNY Mellon's website at https://www.bnymellon.com/shareowner/isd. Interested investors who would like enrollment material should call BNY Mellon at 866-353-7849.
℠ *BuyDIRECT is a service mark of The Bank of New York/Mellon.*

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, OH 43699-0060
419-325-2279

Or visit our website at www.libbey.com

CEO and CFO Certifications
On May 20, 2008, the Company's chief executive officer submitted to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards. In addition, the Company filed with the Securities and Exchange Commission the certifications of its chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year-ended December 31, 2008.





UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

SEC
Mail Processing
Section
APR 1 8 2009
Washington, DC
101

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-12084

LIBBEY INC.

(Exact name of registrant as specified in its charter)

Delaware	**34-1559357**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*
300 Madison Avenue, Toledo, Ohio	**43604**
(Address of Principal Executive Offices)	*(Zip Code)*

(419) 325-2100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑

The aggregate market value (based on the consolidated tape closing price on June 30, 2008) of the voting stock beneficially held by non-affiliates of the registrant was approximately $107,136,156. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the registrant. Such interpretation is not intended to be, and should not be construed to be, an admission by the registrant or such directors or executive officers that any such persons are "affiliates" of the registrant, as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value, of the registrant outstanding as of February 28, 2009 was 14,741,087.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 7, 2009 ("Proxy Statement").

Certain information required by Part II of this Form 10-K is incorporated by reference from registrant's 2008 Annual Report to Shareholders where indicated.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Libbey desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections, and the beliefs and assumptions of our management. Words such as "expect," "anticipate," "target," "believe," "intend," "may," "planned," "potential," "should," "will," "would," variations of such words, and similar expressions are intended to identify these forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

ITEM 1. *BUSINESS*

General

Libbey Inc. (Libbey or the Company) is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We produce glass tableware in five countries and sell to over 100 countries. We design and market, under our LIBBEY®, Crisa®, Royal Leerdam®, World® Tableware, Syracuse® China and Traex® brand names, an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items for sale primarily in the foodservice, retail and business-to-business markets. Our global sales force presents all of our products to the global marketplace in a coordinated fashion. Through our subsidiary B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam), we manufacture high-quality glass stemware under the Royal Leerdam® brand name. Through our subsidiary Crisal-Cristalaria Automátic S.A. (Crisal), we manufacture glass tableware in Portugal for our worldwide customer base. We also market ceramic dinnerware under the Syracuse® China brand name through our subsidiary Syracuse China. Through our World Tableware subsidiary, we import metal flatware, hollowware, serveware and ceramic dinnerware for resale. We design, manufacture and distribute an extensive line of plastic items for the foodservice industry under the Traex® brand name through our subsidiary Traex Company. We are the largest glass tableware manufacturer in Latin America through our subsidiary Crisa Libbey Commercial, S. de R.L. de C.V. (Crisa) which goes to market under the Crisa® brand name. We have a state-of-the-art glass tableware manufacturing facility in China that has been operational since the first quarter of 2007. See note 20 to the Consolidated Financial Statements for segment information. Libbey was incorporated in Delaware in 1987, but traces its roots back to The W. L. Libbey & Son Company, an Ohio corporation formed in 1888, when it began operations in Toledo, Ohio.

Our website can be found at www.libbey.com. We make available, free of charge, at this website all of our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as amendments to those reports. These reports are made available on our website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission and can also be found at www.sec.gov.

Growth Strategy

Our vision is to be the premier provider of tabletop glassware and related products worldwide. To achieve this vision, we have a growth strategy that emphasizes internal growth as well as growth in low-cost countries through acquired businesses and green meadow facilities. Having completed the acquisition of Crisa in 2006 and manufacturing at our glass tableware manufacturing facility in China in 2007, our focus for 2008 was on internal growth and improving our liquidity and capital structure.

We continue to focus on our strong brand recognition and identity. We understand that our customers are key to our success. Therefore, we continue to assist our customers by providing new product development and improved service and support. New product development continues to be an essential competency of the Company, creating excitement for our customers in all trade areas, around the world. Libbey introduced over 250 distinct new shapes worldwide in 2008, coupled with many additional sizes, decorations, color variations and packaging alternatives for our discriminating customers. In addition, our expanded manufacturing platform in Mexico, Portugal and China provides a cost-competitive source of glass tableware, enabling us to grow our tableware business in North American and International markets, including in Asia-Pacific markets, where we expect to continue to grow.

Products

Our tableware products consist of glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items. Our glass tableware includes tumblers, stemware (including wine glasses), mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candleholders and various other items. Royal Leerdam produces high-quality stemware. Crisal produces glass tableware, mainly tumblers, stemware and glassware accessories. Crisa's glass tableware product assortment includes the product types produced by Libbey, as well as glass bakeware and handmade glass tableware. In addition, Crisa products include blender jars, washing machine windows, meter covers and other glass products sold principally to original equipment manufacturers. Through our Syracuse China and World Tableware subsidiaries, we offer a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal hollowware, including serving trays, chafing dishes, pitchers and other metal tableware accessories. Through our Traex subsidiary, we sell a wide range of plastic products. These include warewashing and storage racks, trays, dispensers and organizers for the foodservice industry. Our global sales force presents all of our products to the global marketplace in a coordinated fashion.

We also have an agreement to be the exclusive distributor of Luigi Bormioli glassware in the U.S. and Canada to foodservice users. Luigi Bormioli, based in Italy, is a highly regarded supplier of high-end glassware used in many of the finest eating and drinking establishments.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the U.S. and Canada. In the retail market, we sell to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores. In addition, our business-to-business market primarily includes customers that use glass containers for candle and floral applications, gourmet food packaging companies, and various OEM applications. In Mexico, we sell to retail mass merchants and wholesale distributors, as well as candle and food packers, and various OEM users of custom molded glass. In Europe, we market glassware to retailers and approximately 150 distributors and decorators that service the retail, foodservice and highly developed business-to-business channel, which includes large breweries and distilleries, for which products are decorated with company logos for promotional and resale purposes. We also have other customers who use our products for promotional or other private uses. In China, we sell to distributors and wholesalers. No single customer accounts for 10 percent or more of our sales, although the loss of any of our major customers could have a meaningful effect on us.

Sales, Marketing and Distribution

Approximately 70 percent of our sales are to customers located in North America, and 30 percent of our sales are to customers located outside of North America. For segment information for the last three fiscal years, see note 20 to the Consolidated Financial Statements. We sell our products to over 100 countries around the world, competing in the tableware markets of Latin America, Asia and Europe, as well as North America.

We have our own sales staff of professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products.

We also have a marketing staff located at our corporate headquarters in Toledo, Ohio, as well as in Mexico, the Netherlands and China. They engage in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see Properties section). In addition, we operate distribution centers for our Crisa-supplied products in Laredo, Texas; and for our World Tableware and Traex products in West Chicago, Illinois. Our Syracuse China products will begin moving through the West Chicago distribution center throughout 2009. We also operate a distribution center for many of our products at Gorinchem, in the Netherlands. The glass tableware manufacturing and distribution centers are strategically located (geographically) to enable us to supply significant quantities of our product to virtually all of our customers on a timely and cost effective basis.

The majority of our sales are in the foodservice, retail and business-to-business markets, which are further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice market. Syracuse China, World Tableware and Traex are recognized as long-established suppliers of high-quality ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items, respectively. They are among the leading suppliers of their respective product categories to foodservice end users. The majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors, in turn, sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars and restaurants, and casinos.

Retail

Our primary customers in the retail market are national and international mass merchants. In recent years, we have been able to increase our retail sales by increasing our sales to specialty housewares stores and value-oriented retailers. This year, we were recognized for increasing our overall U.S. market share in the casual glass beverageware market to over 40%. Royal Leerdam and Crisa sell to similar retail clients in Europe and Mexico, while Crisal is increasingly positioned with retailers on the Iberian Peninsula. With this retail representation, we are positioned to successfully introduce profitable new products. We also operate outlet stores located at or near the majority of our manufacturing locations. In addition, we sell selected items on the internet at www.libbey.com.

Business-to-Business

Royal Leerdam and Crisal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who decorate our glassware with company logos and resell these products to large breweries and distilleries, which redistribute the glassware for promotional purposes and resale. Our business-to-business channel in North America includes candle, floral applications and blender jars, as well as washing machine windows and meter covers. The craft industries and gourmet food packing companies are also business-to-business consumers of glassware.

Seasonality

Primarily due to the impact of consumer buying patterns and production activity, our sales and operating income, excluding special charges, tends to be stronger in the second and fourth quarters and weaker in the first and third quarters of each year. In addition, our cash flow from operations tends to be stronger in the second half of the year and weaker in the first half of the year due to seasonal working capital needs.

Backlog

As of December 31, 2008, our backlog was approximately $31.1 million, compared to approximately $41.4 million at December 31, 2007. The decrease was the result of the significant de-stocking by our distributors that took place in the fourth quarter of 2008 as well as the Company's ability to turn incoming orders at a faster pace given the overall slower business conditions we experienced in the fourth quarter. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or cancelled, we do not believe that our backlog is necessarily indicative of actual sales for any future period.

Manufacturing and Sourcing

In North America, we currently own and operate three glass tableware manufacturing plants — two in the United States (one in Toledo, Ohio and one in Shreveport, Louisiana) and one in Monterrey, Mexico. We also own and operate two non-glass facilities in the USA, including a plastics plant in Dane, Wisconsin and a ceramic dinnerware plant in Syracuse, New York. The Syracuse manufacturing plant will cease production in April 2009. In Europe, we own and operate two glass tableware manufacturing plants — one in Leerdam, the Netherlands, and the other in Marinha Grande, Portugal. In Asia, we own and operate a glass tableware production facility in Langfang, China.

The manufacture of our tableware products involves the use of automated processes and technologies. We design much of our glass tableware production machinery, and we continuously refine it to incorporate technological advances to create a competitive advantage. We believe that our production machinery and equipment continue to be adequate for our needs in the foreseeable future, but we continue to invest in ways to further improve our production efficiency and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as "blown" glass products. Our other glass tableware products and the stems of certain stemware are "pressware" products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is also produced through the forming of raw materials into the desired product shape and is either manufactured at our Syracuse, New York, production facility (through April, 2009) or imported primarily from China and Bangladesh. We source all metal flatware and metal hollowware through our World Tableware subsidiary, primarily from China. Plastic products are also produced through the injection molding of raw materials into the desired shape and are manufactured at our Dane, Wisconsin, production facility or imported primarily from Taiwan and China.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include efforts to improve and upgrade our manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes. See "Research and Development" below for additional information.

Materials

Our primary materials are sand, lime, soda ash, corrugated packaging, clay, resins and colorants. Historically, these materials have been available in adequate supply from multiple sources. However, there may be temporary shortages of certain materials due to weather or other factors, including disruptions in supply caused by material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is a primary source of energy in most of our production processes, and variability in the price for natural gas has had and could continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts to partially mitigate this impact. In addition, resins are a primary source of materials for our Traex operation, and, historically, the price for resins has fluctuated, directly impacting our profitability. We also experience fluctuations in the cost to deliver materials to our facilities, and such changes may affect our earnings and cash flow.

Research and Development

Our core competencies include our engineering excellence and world-class manufacturing techniques. Our focus is to increase the quality of our products and enhance the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. Our expenditures on research and development activities related to new and/or improved products and processes were $1.7 million in 2008, $1.5 million in 2007, and $2.3 million in 2006. These costs were expensed as incurred.

Patents, Trademarks and Licenses

Based upon market research and surveys, we believe that our trade names and trademarks, as well as our product shapes and styles, enjoy a high degree of consumer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Crisa®, Royal Leerdam® and Traex® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competitors

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time.

Competitors in glass tableware include, among others:

- Arc International (a private French company), which manufactures and distributes glass tableware worldwide;
- Pasabahce (a unit of Sisecam, a Turkish Company), which manufactures glass tableware at various sites throughout the world and sells to retail, foodservice and business-to-business customers worldwide;
- The Anchor Hocking Company (which is owned by Monomoy Capital Partners, L.P.), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, industrial and foodservice markets in the U.S. and Canada.
- Oneida Ltd., which sources glass tableware from foreign manufacturers;
- Bormioli Rocco group, which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers; and
- Various sourcing companies.

Other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

- Homer Laughlin;
- Oneida Ltd.;
- Steelite; and
- Various sourcing companies.

Competitors in metalware include:

- Oneida Ltd.;
- Walco, Inc.; and
- Various sourcing companies.

Competitors in plastic products are, among others:

- Cambro Manufacturing Company;
- Carlisle Companies Incorporated; and
- Various sourcing companies.

Environmental Matters

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal. We also may be subject to proposed laws and governmental regulations as they become finalized. We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey's initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants. (Fifty-nine companies were named in the complaint as potentially responsible parties.) In the lawsuit, which was filed in the United States District Court for the Northern District of Ohio, the Board of Commissioners sought to recover contribution for past and future costs incurred by the County in response to the release or threatened release of hazardous substances at the King Road landfill formerly operated and closed by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. At the time of the dismissal, the parties to the lawsuit anticipated that the Board of Commissioners would re-file the lawsuit after obtaining more information as to the appropriate environmental remedy. As of this date, it does not appear that re-filing of the lawsuit is imminent. In view of the uncertainty as to re-filing of the suit, the numerous defenses that may be available against the County on the merits of its claim for contribution, the uncertainty as to the environmental remedy, and the uncertainty as to the number of potentially responsible parties, it currently is not possible to quantify any exposure that Libbey may have with respect to the King Road landfill.

Subsequent to June 24, 1993, we have been named a potentially responsible party at four other sites. In each case, the claims have been settled for immaterial amounts. We do not anticipate that we will be required to pay any further sums with respect to these sites unless unusual and unanticipated contingencies occur.

On October 10, 1995, Syracuse China Company, our wholly owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China, The Pfaltzgraff Co. and the New York State Department of Environmental Conservation (DEC) entered into an Order on Consent effective November 1, 1994, that required Pfaltzgraff to prepare a Remedial Investigation and Feasibility Study (RI/FS) to develop a remedial action plan for the site (which includes among other items a landfill and wastewater and sludge ponds and adjacent wetlands located on the property purchased by Syracuse China Company) and to remediate the site. Although Syracuse China Company was not a party to the Order on Consent, as part of the Asset Purchase Agreement with The Pfaltzgraff Co. Syracuse China Company agreed to share a part of the remediation and related expense up to the lesser of 50 percent of such costs or $1,350,000. Construction of the approved remedy began in 2000 and was substantially completed in 2003. Accordingly, Syracuse China Company's obligation with respect to the associated costs has been satisfied.

In addition, Syracuse China Company has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of a superfund site. We believe that any contamination of the sub-site was caused by and will be remediated by other parties at no cost to Syracuse China Company. Those other parties have acquired ownership of the sub-site, and their acquisition of the sub-site should end any responsibility of Syracuse China with respect to the sub-site. We believe that, even if Syracuse China Company were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely the expense would be shared with Pfaltzgraff pursuant to the Asset Purchase Agreement.

By letter dated October 31, 2008, the DEC and United States Environmental Protection Agency (EPA) made a demand upon Syracuse China Company and several other companies for recovery of approximately $12.5 million of direct and indirect costs allegedly expended by the DEC and EPA in connection with the clean-up of the Onondaga Lake Superfund site. The numerous recipients of the demand are in the process of reviewing information provided by DEC and EPA to substantiate the demand. At this time it is not certain that the operations on Syracuse China's Court Street property had any connection with the problems at this Superfund site. There is an indemnification agreement with The Pfaltzgraff Co. that contemplates that the parties will share any costs for off-premise liability up to an aggregate of $7,500,000. The Company has no reason to believe that the indemnification would not be honored if it became necessary for the Company to draw upon that indemnification.

In connection with the closure of our City of Industry, California, glassware manufacturing facility, on December 30, 2004, we sold the property on which the facility was located to an entity affiliated with Sares-Regis Group, a large real estate development and investment firm. Pursuant to the purchase agreement, the buyer leased the property back to us in order to enable us to cease operations, to relocate equipment to our other glassware manufacturing facilities, to demolish the improvements on the property and to remediate certain environmental conditions affecting the property. All demolition and required remediation were completed by December 31, 2005, and the lease was terminated on that date. We have agreed to indemnify the buyer for hazardous substances located on, in, or under, or migrating from, the property prior to December 31, 2005. We do not expect to incur any significant future losses related to this site.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we believe that our share of the remediation costs at the various sites, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, will not be material to us. There can be no assurance, however, that our future expenditures in such regard will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, Libbey Glass Inc. and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, *Leeman v. Arc International North America, Inc. et al,* Case No. CGC-003-418025 (Superior Court of California, San Francisco County) brought under California's so-called "Proposition 65." Proposition 65 requires businesses with ten or more employees to give a "clear and reasonable warning" prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, Libbey Glass Inc. and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels.

Capital expenditures for property, plant and equipment for environmental control activities were not material during 2008. We believe that we are in material compliance with applicable federal, state and local environmental laws, and we are not aware of any regulatory initiatives that are expected to have a material effect on our products or operations.

Employees

Our employees are vital to achieving our vision to be "the premier provider of tabletop glassware and related products worldwide" and our mission "to create value by delivering quality products, great service and strong financial results through the power of our people worldwide." We strive to achieve our vision and mission through our values of customer focus, performance, continuous improvement, teamwork, respect and development.

We employed 7,306 persons at December 31, 2008. Approximately 60 percent of our employees are employed outside the U.S., and the majority of our employees are paid hourly and covered by collective bargaining agreements. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011. Agreements with our unionized employees in Toledo, Ohio expire on September 30, 2010. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2009.

ITEM 1A. *RISK FACTORS*

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of our businesses. New risks may emerge, and management cannot predict those risks or estimate the extent to which they may affect our financial performance.

Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition and prevent us from fulfilling our obligations.

We have a high degree of financial leverage. As of December 31, 2008, we had $550.3 million of debt outstanding, net of unamortized discounts and warrants, of which approximately $34.5 million consisted of debt secured by a first-priority lien on our assets and $450.3 million consisted of the Senior Secured Notes, which are secured by a second-priority lien on our collateral, and the PIK Notes, which are secured by a third-priority lien on our collateral. Our ABL Facility provides for borrowings up to $150.0 million by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary), of which, as of December 31, 2008, we had borrowed $34.5 million, with another $8.4 million of availability being used for outstanding letters of credit. As a result of borrowing base limitations, an additional $44.6 million was immediately available for borrowing. We have a loan ("RMB Loan Contract") in the amount of RMB 250 million (approximately $36.7 million) from China Construction Bank Corporation Langfang Economic Development Area Sub-Branch ("CCBC"). We used the proceeds of the RMB Loan Contract to finance the construction of our greenfield facility in China. As of December 31, 2008, we had borrowed the entire amount available under that line of credit. We also have a loan in the amount of RMB 50 million (approximately $7.3 million) from CCBC to finance the working capital needs of our China facility ("RMB Working Capital Loan"). As of December 31, 2008, we had borrowed the entire amount available under that line of credit. In January 2007, we entered into an 11 million euro loan (approximately $15.5 million) with Banco Espirito Santo, S.A. ("BES Euro Line"). As of December 31, 2008, we had borrowed the entire amount available under that line of credit. Our ABL Facility, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes require us to comply with certain covenants, including limits on additional indebtedness, certain business activities and investments and, under certain circumstances in the case of our ABL Facility, the maintenance of financial ratios. See "Management's Discussion and Analysis; Capital Resources and Liquidity — Borrowings" below. We may incur additional debt in the future.

Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

- making it more difficult for us to satisfy our financial obligations, including with respect to the Senior Secured Notes and the PIK Notes;
- limiting our ability to make capital investments in order to expand our business;
- limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;
- limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;

- limiting our ability to withstand business and economic downturns and/or place us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and
- limiting our ability to reinstate dividends, which we suspended in February 2009.
- limiting our ability to obtain additional financing in sufficient amounts and/or on acceptable terms in the near future or when our debt obligations reach maturity. Our ABL Facility expires in December 2010, the Senior Notes expire in June 2011, and the PIK notes expire in December 2011.

If we cannot service our debt or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our cost-reduction projects may not result in anticipated savings in operating costs.

We may not be able to achieve anticipated cost reductions. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted.

Slowdowns in the retail, travel, restaurant and bar, or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant, bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the events of September 11, 2001 and the global economic recession of 2008, particularly in the fourth quarter.

Recent volatility in financial markets and the deterioration of national and global economic conditions could materially adversely impact our operations, financial results and/or liquidity including as follows:

- the financial stability of our customers or suppliers may be compromised, which could result in additional bad debts for the Company or non-performance by suppliers;
- it may become more costly or difficult to obtain financing or refinance our debt in the future;
- the value of our assets held in pension plans may decline; and/or
- our assets may be impaired or subject to write down or write off.

Uncertainty about current global economic conditions may cause consumers of our products to postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values. This could have a material adverse impact on the demand for our products and on our financial condition and operating results. A further deterioration of economic conditions would likely exacerbate these adverse effects and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our operations, financial results and/or liquidity.

If we have a fair value impairment in a business segment, net earnings and net worth could be materially adversely affected by a write down of goodwill or intangible assets.

We have $192.9 million of goodwill and intangible assets recorded on the Consolidated Balance Sheets as of December 31, 2008. We are required to periodically determine if our goodwill or intangible assets have become impaired, in which case we would write down the impaired portion of these assets. We recorded a charge of $11.9 million in 2008 to write down a portion of our goodwill and intangible assets. If we were required to write down all or a significant portion of our goodwill or intangible assets, our net earnings and net worth could be materially adversely affected.

We face intense competition and competitive pressures that could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others:

- Imports from around the world, including varied and numerous factories from China;
- Arc International (a private French company), which manufactures and distributes glass tableware worldwide;
- Pasabahce (a unit of Sisecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to all sectors of the glass industry worldwide;
- Oneida Ltd., which sources glass tableware from foreign manufacturers;
- The Anchor Hocking Company (which is owned by Monomoy Capital Partners, L.P.), which manufactures and distributes glass beverageware, industrial products and bakeware to primarily to the retail, industrial and foodservice markets;
- Bormioli Rocco Group, which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers; and
- Numerous other sourcing companies.

In addition, tableware made of other materials such as plastics competes with glassware.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs may also be higher than those of some foreign producers of glass tableware. We may not be successful in managing our labor and energy costs or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive programs in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. Competitors in plastic products include, among others: Cambro Manufacturing Company; Carlisle Companies Incorporated; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include imports from foreign manufacturers located in countries such as China, France, Italy and Colombia, and Vidriera Santos and Vitro Par in the candle category. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country's adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports, together with the raising or lowering of tariff rates, could affect the level of competition between our foreign competitors and us. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access, reducing and eventually phasing out all forms of export subsidies and substantially reducing trade-distorting domestic support. The current trade-weighted tariff rate applicable to glass tableware products that are imported into the U.S. and are of the type we manufacture in North America is approximately 18.4 percent. However, any negative changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the World Trade Organization's Doha round of negotiations (although none are expected in 2009), could have an adverse effect on our financial condition and results of operations. As we execute our strategy of acquiring manufacturing platforms in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

We may not be able to effectively integrate future businesses we acquire.

Any future acquisitions are subject to various risks and uncertainties, including:

- the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are spread out in different geographic regions) and to achieve expected synergies;
- the potential disruption of existing business and diversion of management's attention from day-to-day operations;
- the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the U.S.;
- the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;
- the failure to obtain necessary transition services such as management services, information technology services and others;
- the need or obligation to divest portions of the acquired companies; and
- the potential impairment of relationships with customers.

In addition, we cannot assure you that the integration and consolidation of newly acquired businesses will achieve any anticipated cost savings and operating synergies. The inability to integrate and consolidate operations and improve operating efficiencies at newly acquired businesses could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the international growth contemplated by our strategic plan.

Our strategy contemplates significant growth in international markets in which we have significantly less experience than we have in our domestic operations. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and are therefore subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of December 31, 2008, we had forward contracts in place to hedge approximately 76 percent of our estimated 2009 natural gas needs with respect to our North American manufacturing facilities and approximately 44 percent of our estimated 2009 natural gas needs with respect to our International manufacturing facilities. For the years ended December 31, 2008 and 2007, we spent approximately $69.6 million and $60.6 million, respectively, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

If we are unable to obtain sourced products or materials at favorable prices, our operating performance may be adversely affected.

Sand, soda ash, lime, corrugated packaging and resins are the principal materials we use. In addition, we obtain glass tableware, ceramic dinnerware, metal flatware and hollowware from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors that would require us to secure our sourced products or raw materials from sources other than our current suppliers. If we are forced to procure sourced products or materials from alternative suppliers, we may not be able to do so on terms as favorable as our current terms or at all. In addition, resins are a primary material for our Traex operation and, historically, the price for resins has fluctuated with the price of oil, directly impacting our profitability. Material increases in the cost of any of these items on an industry-wide basis may have an adverse impact on our operating performance and cash flows if we are unable to pass on these increased costs to our customers.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement and curtailment charges, for all U.S. and non-U.S. plans was $19.0 million and $14.4 million for the years ended December 31, 2008 and 2007, respectively. Changes in the equity and debt securities markets affect our pension plan asset performance and related pension expense. Based on year-end data, sensitivity to these key market risk factors is as follows:

- A change of 1.0 percent in the discount rate would change our total pension and postretirement welfare expense by approximately $1.9 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.2 million.

As part of our total expense, we incurred pension curtailment charges of $1.1 million and nonpension postretirement impairment charges of $3.1 million during 2008. The charges in 2008 were triggered by our announcement in December 2008 that our Syracuse China manufacturing plant will be shut down in April 2009. For further discussion, see notes 9, 11 and 12 to our Consolidated Financial Statements. To the extent that we experience additional headcount shifts or changes as we continue to implement our capacity realignment programs, we may incur further expenses related to our employee pension and postretirement welfare plans, which could have a material adverse effect on our results of operations and financial condition.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $45.7 million for the year ended December 31, 2008, and $43.1 million for the year ended December 31, 2007.

Our business may not generate sufficient operating cash flow, and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

Our business requires us to maintain a large fixed cost base that can affect our profitability.

The high levels of fixed costs associated with operating glass production plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of production, our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures. We may in the future experience facility shutdowns or periods of reduced production as a result of these equipment failures. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period. We also may face shutdowns if we are unable to obtain enough energy in the peak heating seasons.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in their operation, our business and results of operations could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from:

- earthquake, fire, flood, hurricane and other natural disasters;
- power loss, computer systems failure, internet and telecommunications or data network failure; and
- hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our business, result in decreased sales, increased overhead costs, excess inventory and product shortages, and otherwise adversely affect Libbey's operations, financial performance and condition. We take significant steps to mitigate the potential impact of each of these risks, but there can be no assurance that these procedures would be completely successful.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2011. Agreements with our unionized employees in Toledo, Ohio expire on September 30, 2010. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2009.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We could also experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt the LEAN initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt LEAN optimization objectives and the success of that program.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

- political, social and economic instability;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations, including with respect to environmental matters;
- devaluations and fluctuations in currency exchange rates;
- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
- ineffective intellectual property protection;
- hyperinflation in certain foreign countries; and
- impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

High levels of inflation and high interest rates in Mexico could adversely affect the operating results and cash flows of Crisa.

Although the annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, was only 5.1 percent for 2008 and 3.8 percent for 2007, Mexico has historically experienced high levels of inflation and high domestic interest rates. If Mexico experiences high levels of inflation, Crisa's operating results and cash flows could be adversely affected, and, more generally, high inflation might result in lower demand or lower growth in demand for our products, thereby adversely affecting our results of operations and financial condition.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

Changes in the value of the various currencies in which we conduct operations relative to the U.S. dollar, including the euro, the Mexican peso and the Chinese Yuan ("RMB"), may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Crisa as expressed under U.S. GAAP, and will continue to affect our financial income and expense, our revenues from international settlements.

Fluctuations in the value of the foreign currencies in which we operate relative to the U.S. dollar could reduce the cost competitiveness of our products or those of our subsidiaries.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar has appreciated relative to the euro, the Mexican peso or the RMB, reducing the purchasing power of those currencies compared to the U.S. dollar and making our U.S.-manufactured products more expensive in the euro zone, Mexico and China, respectively, compared to the products of local competitors. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also increases the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, respectively, including purchases of raw materials. We would be forced to deduct these cost increases from our profit margin or attempt to pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Crisa's Mexican peso earnings into U.S. dollars and other currencies upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future; restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

In order to mitigate variation in our operating results due to commodity price fluctuations, we have derivative financial instruments that hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. The results of our hedging practices could be positive, neutral or negative in any period depending on price changes of the hedged exposures. We account for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. These derivatives qualify for hedge accounting if the hedges are highly effective and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

We are subject to various environmental and legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these legal requirements, or the failure to comply with these requirements, may have a material adverse effect on our operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to the Company were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

We have received notice from the New York Stock Exchange (NYSE) that we are not in compliance with the exchange's continued listing standards because our market capitalization and stockholders' equity are less than $75 million.

The listing of our common stock on the NYSE is at risk because we do not comply with the NYSE's continued listing standards. Those standards require that our average market capitalization not be less than $75 million over a consecutive 30 trading-day period and that our stockholders' equity not be less than $75 million. We were notified by the NYSE on February 17, 2009 that Libbey's market capitalization and stockholders' equity are below those criteria. While Libbey has a period of eighteen months from the date it received notice to cure this non-compliance, and we have a number of options to cure under consideration, there can be no assurance that we will be able to cure this deficiency in the time permitted. In addition, there can be no guarantee that the Company will remain in compliance with other continued listing requirements related to market capitalization and minimum stock price.

In the current environment there can be no assurance that we will not be in violation of other NYSE listing standards, some of which may not be curable.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

Payment of severance or retirement benefits earlier than anticipated could strain our cash flow.

Certain members of our senior management have employment and change in control agreements that provide for substantial severance payments and retirement benefits. We are required to fund a certain portion of these payments according to a predetermined schedule, but some of our nonqualified obligations are currently unfunded. Should these senior managers leave our employ under circumstances entitling them to severance or retirement benefits, or become disabled or die, before we have funded these payments, the need to pay these severance or retirement benefits ahead of their anticipated schedule could put a strain on our cash flow and have a material adverse effect on our financial condition.

We may face a risk when we return to the market to refinance our debt as a result of the recent downgrade of the Company's debt by Moody's Investor Service.

In February 2009 Moody's Investors Service downgraded Libbey Glass Inc.'s ("Libbey Glass") debt ratings, including its corporate family and probability of default ratings to B3 from B2, and the rating on its second lien senior secured notes to B3 from B2. Libbey's SGL-3 speculative grade liquidity rating was unchanged.

According to Moody's, the SGL-3 rating reflects adequate liquidity, supported by the expectation that planned cash flow improvement, moderate cash balances, and availability under its asset-based revolver, although declining, should be sufficient to fund internal needs over the next twelve months.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

At December 31, 2008 the Company had the following square footage at plants and warehouse/distribution facilities:

	North American Glass		North American Other		International	
Location	Owned	Leased	Owned	Leased	Owned	Leased
Toledo, Ohio:						
Manufacturing	974,000	—				
Warehousing/Distribution	988,000	590,000				
Shreveport, Louisiana:						
Manufacturing	525,000	—				
Warehousing/Distribution	166,000	646,000				
Syracuse, New York(1):						
Manufacturing			549,000	—		
Warehousing/Distribution			104,000	—		
Dane, Wisconsin:						
Manufacturing			56,000	—		
Warehousing/Distribution			62,000	—		
Monterrey, Mexico:						
Manufacturing	543,000	122,000				
Warehousing/Distribution	228,000	627,000				
Leerdam, Netherlands:						
Manufacturing					141,000	—
Warehousing/Distribution					127,000	326,000
Mira Loma, California(1):						
Warehousing/Distribution	—	351,000				
Laredo, Texas:						
Warehousing/Distribution	149,000	117,000				
West Chicago, Illinois:						
Warehousing/Distribution			—	249,000		
Marinha Grande, Portugal:						
Manufacturing					217,000	—
Warehousing/Distribution					193,000	13,000
Langfang, China:						
Manufacturing					195,000	—
Warehousing/Distribution					232,000	—

(1) We have announced our intention to cease production at our Syracuse China ceramic dinnerware manufacturing facility in April 2009 and to cease operations at our Mira Loma distribution center in June 2009, when the current lease expires.

These facilities have an aggregate floor space of 8.5 million square feet. We own approximately 64% and lease approximately 36% of this floor space. In addition to the facilities listed above, our headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations), showrooms (various locations) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis.

All of our properties are currently being utilized for their intended purpose. In the opinion of management, all of our facilities are well maintained and adequate for our planned operational requirements.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers have a wealth of business knowledge, experience and commitment to Libbey. In 2008, each of Mr. Meier, Chairman of the Board and Chief Executive Officer, and Mr. Reynolds, Executive Vice President and Chief Operating Officer, celebrated 38 years of service with Libbey. In addition, the average years of service of all of our executive officers is 18 years.

Name and Title	Professional Background
John F. Meier Chairman and Chief Executive Officer	Mr. Meier, 61, has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE: CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.
Richard I. Reynolds Executive Vice President and Chief Operating Officer	Mr. Reynolds, 62, has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Mr. Reynolds was Libbey's Vice President and Chief Financial Officer from June 1993 to 1995. From 1989 to June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.
Gregory T. Geswein Vice President and Chief Financial Officer	Mr. Geswein, 54, joined Libbey Inc. as Vice President, Chief Financial Officer on May 23, 2007. Prior to joining Libbey, Mr. Geswein was Senior Vice President, Chief Financial Officer of Reynolds & Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to 2005 and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics Inc. from 1999 to 2000. Prior to joining Pioneer-Standard Electronics, Mr. Geswein spent 14 years at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer.
Jonathan S. Freeman Vice President, Global Supply Chain	Mr. Freeman, 47, joined Libbey Inc. as Vice President, Global Supply Chain on May 7, 2007. Prior to joining Libbey, Mr. Freeman was with Delphi Corporation and Packard Electric Systems, a division of General Motors (the former parent of Delphi), since 1985, serving most recently as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.

Name and Title	Professional Background
Kenneth G. Wilkes Vice President, General Manager International Operations	Mr. Wilkes, 51, has served as Vice President, General Manager International Operations since May 2003. He served as Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.
Scott M. Sellick Vice President and Chief Accounting Officer	Mr. Sellick, 46, has served as Vice President, Chief Accounting Officer since May 2007. He served as Vice President, Chief Financial Officer from May 2003 to May 2007. From May 2002 to May 2003, Mr. Sellick was Libbey's Director of Tax and Accounting. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in August 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.
Kenneth A. Boerger Vice President and Treasurer	Mr. Boerger, 50, has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.
Daniel P. Ibele Vice President, General Sales Manager, North America	Mr. Ibele, 48, has served as Vice President, General Sales Manager, North America since June 2006. From March 2002 to June 2006 he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.
Timothy T. Paige Vice President- Administration	Mr. Paige, 51, has been Vice President-Administration since December 2002. From January 1997 until December 2002, Mr. Paige was Vice President and Director of Human Resources of the Company. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.
Susan A. Kovach Vice President, General Counsel and Secretary	Ms. Kovach, 49, has been Vice President, General Counsel and Secretary of the Company since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema, LLP from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema LLP from 1995 through November 1997 and an associate in Dykema LLP from 1985 to 1995.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock and Dividends

Libbey Inc. common stock is listed for trading on the New York Stock Exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the New York Stock Exchange and dividends declared for our common stock were as follows:

	2008			2007		
	Price Range		Cash Dividend	Price Range		Cash Dividend
	High	Low	Declared	High	Low	Declared
First Quarter	$17.60	$12.96	$0.025	$14.28	$11.17	$0.025
Second Quarter	$17.81	$ 7.43	$0.025	$24.65	$13.98	$0.025
Third Quarter	$11.25	$ 6.44	$0.025	$24.06	$13.76	$0.025
Fourth Quarter	$ 8.63	$ 1.04	$0.025	$19.32	$14.28	$0.025

The closing market price of our common stock on March 2, 2009 was $0.81 per share.

On March 2, 2009, there were 829 registered common shareholders of record. We paid a regular quarterly cash dividend from the time of Initial Public Offering in 1993 until we suspended the dividend in February 2009. The declaration of future dividends is within the discretion of the Board of Directors of Libbey and depends upon, among other things, business conditions, earnings and the financial condition of Libbey.

Comparison of Cumulative Total Returns

The graph below compares the total stockholder return on our common stock to the cumulative total return for the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600"), a broad market index; the Russell 2000 Index ("Russell 2000"), a small-cap index to which Libbey was added as component in June 2007; the Standard & Poor's Housewares & Specialties Index, a capitalization-weighted index that measures the performance of the housewares' sector of the Standard & Poor's SmallCap Index ("Housewares-Small"); and our peer group. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any.

There are no other glass tableware manufacturers with stock that is publicly traded in the United States. Accordingly, we chose the companies in our peer group because they are manufacturers with revenues comparable to ours. The peer group is limited to those companies for whom market quotations are available and consists of Ameron International Corporation, Ametek Inc., Blyth Inc., Brady Corporation, Church & Dwight Inc., EnPro Industries Inc., ESCO Technologies Inc., Graco Inc., Jarden Corporation, Johnson Outdoors, Inc., Lancaster Colony Corporation, Milacron Inc., Polaris Industries Inc., Sypris Solutions Inc., Teradyne Inc., Thermadyne Holdings Corporation, Tupperware Brands Corporation, Waters Corporation, and Woodward Governor Company.

The graph assumes a $100 investment in our common stock on January 1, 2004, and also assumes investments of $100 in each of the S&P SmallCap 600, the Russell 2000, the Housewares-Small index and the peer group, respectively, on January 1, 2004. The value of these investments on December 31 of each year from 2004 through 2008 is shown in the table below the graph.

TOTAL SHAREHOLDER RETURN


COMAPRISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Libbey Inc.
Russell 2000 Index
Peer Group
S&P SmallCap 600 Index
S&P 600 Housewares & Specialties

Company Name/Index	Annual Return Percentage Years Ending				
	Dec 04	Dec 05	Dec 06	Dec 07	Dec 08
Libbey Inc.	(20.64)	(52.89)	21.97	29.12	(92.00)
S&P SmallCap 600 Index	22.65	7.68	15.12	(0.30)	(31.07)
Russell 2000 Index	18.33	4.55	18.37	(1.57)	(33.79)
S&P 600 Housewares & Specialties	(2.68)	(37.48)	10.07	8.57	(40.75)
Peer Group	22.07	(5.85)	14.43	17.05	(35.61)

Company Name/Index	Base Period Dec 03	Indexed Returns Years Ending				
		Dec 04	Dec 05	Dec 06	Dec 07	Dec 08
Libbey Inc.	**100**	79.36	37.38	45.60	58.88	4.71
S&P SmallCap 600 Index	**100**	122.65	132.07	152.04	151.59	104.48
Russell 2000 Index	**100**	118.33	123.72	146.44	144.15	95.44
S&P 600 Housewares & Specialties	**100**	97.32	60.84	66.97	72.71	43.08
Peer Group	**100**	122.07	114.93	131.51	153.93	99.12

Equity Compensation Plan Information

Following are the number of securities and weighted average exercise price thereof under our compensation plans approved and not approved by security holders as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by security holders	1,473,977	$22.37	1,207,798
Equity compensation plans not approved by security holders	—	—	—
Total	1,473,977	$22.37	1,207,798

(1) This total includes 751,598 securities that are available for grant under the Libbey Inc. 2006 Omnibus Incentive Plan and 456,200 securities that are available under the Libbey Inc. 2002 Employee Stock Purchase Plan (ESPP). See note 14 to the Consolidated Financial Statements for further disclosure with respect to these plans.

Issuer Purchases of Equity Securities

Following is a summary of the 2008 fourth quarter activity in our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1 to October 31, 2008	—	—	—	1,000,000
November 1 to November 30, 2008	—	—	—	1,000,000
December 1 to December 31, 2008	—	—	—	1,000,000
Total	—	—	—	1,000,000

(1) We announced on December 10, 2002, that our Board of Directors authorized the purchase of up to 2,500,000 shares of our common stock in the open market and negotiated purchases. There is no expiration date for this plan. In 2003, 1,500,000 shares of our common stock were purchased for $38.9 million. No additional shares were purchased in 2008, 2007, 2006, 2005 or 2004. Our ABL Facility and the indentures governing the Senior Secured Notes and the PIK Notes significantly restrict our ability to repurchase additional shares.

ITEM 6. *SELECTED FINANCIAL DATA*

Information with respect to Selected Financial Data is incorporated by reference to our 2008 Annual Report to Shareholders.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

FORWARD LOOKING STATEMENTS

This document and supporting schedules contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. For a description of the forward-looking statements and risk factors that may affect our performance, see the "Risk Factors" section above.

Additionally, for an understanding of the significant factors that influenced our performance during the past three years, the following should be read in conjunction with the audited Consolidated Financial Statements and Notes.

OVERVIEW

GENERAL

Headquartered in Toledo, Ohio, Libbey has the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and is one of the largest glass tableware manufacturers in the world. We also import metal flatware, hollowware, serveware and ceramic dinnerware for resale. In addition, we design, manufacture and distribute an extensive line of plastic items for the foodservice industry.

EXECUTIVE OVERVIEW

Through the third quarter, we experienced strong net sales and operating earnings. However, the growing global economic and financial crisis in the later part of 2008 resulted in considerable weakening in overall consumer confidence. This reached beyond our North American markets and affected the global markets for our products as well. Our net sales for 2008 were $810.2 million as compared to $814.2 million for 2007 and income from operations was a loss of $5.5 million as compared to $66.1 million for 2007. The $71.6 million reduction in income from operations was primarily driven by the following factors:

- Lower production activity and an unfavorable mix of sales.
- Higher natural gas, electricity and cartons costs.
- Special charges of $45.1 million related to the announced closures of our ceramic dinnerware manufacturing facility in Syracuse, New York and distribution center in Mira Loma, California, goodwill and other intangible asset impairment charges related to our International reporting segment and fixed asset impairment charges in our North American Glass reporting segment.

Despite the difficult year we had a number of highlights in 2008 among them are the following:

- Our leading U.S. retail market share gained 600 basis points. We now have 40.6 percent of the casual beverage ware market in the U.S.
- Our U.S. retail business grew 4.0 percent.
- Our leading U.S. foodservice position of approximately 56.0 percent was solidified with no less than seven vendor of the year awards from the most prominent players in our foodservice industry.
- Our Crisa business in Mexico continued its leading market share with approximately 60.0 percent of the overall Mexican market.
- Our newest business, Libbey China, serviced 55 countries from our state-of-the- art factory near Beijing, which opened in 2007. In the domestic Chinese market, we are shipping product to every province.
- Our businesses in Europe are the third largest producer of casual beverage ware within the 27 member countries of the European Union.
- Our factory in Shreveport, Louisiana, is now transformed into a LEAN facility and organized along Value Streams. Productivity improvements for the year were 3.3 percent, a strong performance.
- Our Toledo, Ohio, factory is in its fifth year as a LEAN enterprise. Notable results have been achieved in this, our most complicated factory, with a 45.0 percent reduction in changeover time on our machines.

We have taken the following actions to reduce our costs, right size our capacity and conserve cash to withstand the global economic downturn:

- In December of 2008, we announced the closing of our Syracuse China ceramic dinnerware factory, in Syracuse, New York, and the closing of our Mira Loma, California distribution center.

- We have implemented a salary hiring freeze.
- The salaries of officers of the Company were reduced by 7.5 percent, and the salaries of most other U.S. salaried employees were reduced by 5.0 percent.
- We suspended the Company matching contributions to our salaried employees' 401(k) accounts.
- We suspended the dividend on Libbey stock until conditions warrant reinstatement.
- We reduced our capital expenditures budget to $20.0 million for 2009.
- We reduced our International workforce by 500 employees since October 2008.

If, in 2009, consumer confidence and the global economy continue to weaken, additional actions may be necessary. Conversely, if the global economy recovers, we are well positioned to respond to increased demand.

RESULTS OF OPERATIONS

The following table presents key results of our operations for the years 2008, 2007 and 2006:

Year End December 31,	2008(2)	2007	Variance In Dollars	Variance In Percent	2007	2006(3)	Variance In Dollars	Variance In Percent
	Dollars in thousands, except percentages and per-share amounts							
Net sales	**$810,207**	$814,160	$ (3,953)	(0.5)%	$814,160	$689,480	$124,680	18.1%
Gross profit	**$109,337**	$157,669	$(48,332)	(30.7)%	$157,669	$123,164	$ 34,505	28.0%
Gross profit margin	***13.5%***	*19.4%*			*19.4%*	*17.9%*		
(Loss) income from operations (IFO)	**$ (5,548)**	$ 66,101	$(71,649)	(108.4)%	$ 66,101	$ 19,264	$ 46,837	243.1%
IFO margin	***(0.7)%***	*8.1%*			*8.1%*	*2.8%*		
(Loss) earnings before interest and income taxes after minority interest (EBIT)(1)	**$ (4,429)**	$ 74,879	$(79,308)	(105.9)%	$ 74,879	$ 17,948	$ 56,931	317.2%
EBIT margin	***(0.5)%***	*9.2%*			*9.2%*	*2.6%*		
Earnings before interest, taxes, depreciation and amortization (EBITDA)(1)	**$ 40,001**	$116,451	$(76,450)	(65.6)%	$116,451	$ 53,504	$ 62,947	117.6%
EBITDA margin	***4.9%***	*14.3%*			*14.3%*	*7.8%*		
Net loss	**$ (80,463)**	$ (2,307)	$(78,156)	NM	$ (2,307)	$ (20,899)	$ 18,592	89.0%
Net loss margin	***(9.9)%***	*(0.3)%*			*(0.3)%*	*(3.0)%*		
Diluted net loss per share	**$ (5.48)**	$ (0.16)	$ (5.32)	NM	$ (0.16)	$ (1.47)	$ 1.31	89.1%

NM = Not meaningful

(1) We believe that EBIT and EBITDA, non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess our performance. For reconciliation from net loss to EBIT and EBITDA, see the "Reconciliation of Non-GAAP Financial Measures" section below.

(2) Includes pre-tax special charges of $45.5 million related to the closing of Syracuse China manufacturing facility, the closing of Mira Loma distribution center, fixed asset impairments related to the North American segment and impairment of goodwill and other intangibles in the International segment (see note 9 to the Consolidated Financial Statements).

(3) Includes pre-tax special charges of $23.4 million related to Crisa's capacity rationalization and write-off of finance fees (see note 9 to the Consolidated Financial Statements).

Discussion of 2008 vs. 2007 Results of Operations

Net Sales

In 2008, net sales decreased 0.5 percent including a favorable currency impact of 1.2 percent, to $810.2 million from $814.2 million in 2007. The decrease in net sales was primarily attributable to decreased sales within the North American Glass and North American Other segments. Within North American Glass, shipments to foodservice customers declined over 10.0 percent and net sales of Crisa product in Mexican pesos experienced an unfavorable currency impact of $2.1 million. Partially offsetting the decrease in net sales was an increase of more than 4.0 percent in shipments to U.S. retail glassware customers. Within North American Other, shipments of Syracuse China products declined 17.9 percent, shipments of World Tableware products declined 3.9 percent and Traex net sales were flat compared to the prior year period. International net sales grew 12.3 percent on the strength of increased shipments of Libbey China product of 171.3 percent, a 7.5 percent increase of Crisal product, a modest increase in shipments at Royal Leerdam and a favorable currency impact of 7.9 percent.

Gross Profit

Gross profit decreased in 2008 by $48.3 million, or 30.7 percent, compared to 2007. Gross profit as a percentage of net sales decreased to 13.5 percent in 2008, compared to 19.4 percent in 2007. Contributing to the decrease in gross profit and gross profit margin were $18.7 million of special charges (see note 9 to the Consolidated Financial Statements). Of that amount, $14.0 million of special charges related to the announced closing of our Syracuse China manufacturing facility, $0.2 million related to the announced closure of our Mira Loma distribution center and $4.5 million related to fixed asset impairment charges in our North American Glass segment. In addition, 2008 gross profit includes $13.9 million for higher natural gas and electricity costs, $4.9 million for increased carton costs, $3.4 million of additional depreciation and an unfavorable mix of net sales. Partially offsetting these higher costs were lower distribution costs.

(Loss) Income from operations

Income from operations was a loss of $(5.5) million in 2008, compared to income from operations of $66.1 million in 2007. Income from operations as a percentage of net sales decreased to (0.7) percent in 2008, compared to 8.1 percent in 2007. Contributing to the decrease in income from operations and income from operations margin are the lower gross profit and gross profit margin (discussed above), the special charges related to the announced closure of our Syracuse China manufacturing facility ($13.9 million) and the closure of our Mira Loma distribution center ($0.7 million) and the impairment charge on goodwill and other intangibles within our International segment of $11.9 million (see note 9 to the Consolidated Financial Statements). Partially offsetting these were lower selling, general and administrative expenses.

(Loss) earnings before interest and income taxes after minority interest (EBIT)

Earnings before interest and income taxes decreased by $79.3 million, or 105.9 percent, from earnings of $74.9 million in 2007 to a loss of $(4.4) million in 2008. EBIT as a percentage of net sales decreased to (0.5) percent in 2008, compared to 9.2 percent in 2007. The reduced EBIT was mostly a result of the reduction in income from operations (discussed above), $5.5 million non-recurring gain on the land sales at Royal Leerdam and Syracuse China in 2007, and higher prior-year foreign currency translation gains of $1.3 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA decreased by $76.5 million, or 65.6 percent, from $116.5 million in 2007 to $40.0 million in 2008. As a percentage of net sales, EBITDA was 4.9 percent in 2008, compared to 14.3 percent in 2007. The key contributors to the reduction in EBITDA were those factors discussed above under "(Loss) earnings before interest and income taxes after minority interest (EBIT)." Depreciation and amortization increased $2.9 million to $44.4 million, primarily due to a full year of depreciation related to our facility in China.

Net loss and diluted loss per share

We reported a net loss of $80.5 million, or loss of $5.48 per diluted share, in 2008, compared to a net loss of $2.3 million, or loss of $0.16 per diluted share, in 2007. The net loss as a percentage of net sales was 9.9 percent, compared to 0.3 percent in 2007. The increase in net loss was driven primarily by the items discussed above under "(Loss) earnings before interest and income taxes after minority interest (EBIT)," in addition to a $3.8 million increase in interest expense. These were partially offset by a $5.0 million decrease in income tax provision. The $3.8 million increase in interest expense is the result of higher debt, partially offset by slightly lower variable interest rates compared to 2007. Income tax provision decreased $5.0 million and the effective tax rate decreased from 125.7 percent in 2007 to a negative 8.5 percent in 2008. The change in the effective tax rate is primarily due to our provision for income taxes being significantly impacted by the recognition of valuation allowances in the United States, the Netherlands and Portugal. Changes in the mix of earnings in countries with differing statutory tax rates, changes in accruals related to uncertain tax positions, tax planning structures and changes in tax laws have also impacted the effective tax rate.

Discussion of 2007 vs. 2006 Results of Operations

Net Sales

In 2007, net sales increased 18.1 percent, including a favorable currency impact of 1.4 percent, to $814.2 million from $689.5 million in 2006. The increase in net sales was primarily attributable to the full year consolidation of Crisa, the Company's former joint venture in Mexico, and an 11.3 percent increase in shipments to U.S. and Canadian retail glassware customers in North American Glass. International net sales grew 28.0 percent, reflecting the commencement of shipments from Libbey's new factory in China. Net sales from Royal Leerdam and Crisal customers increased over 21.0 percent compared to 2006, including a favorable currency impact of 9.1 percent. North American Other net sales increased 5.8 percent, as shipments of World Tableware products increased 9.0 percent while shipments of Syracuse China products were up 5.0 percent.

Gross Profit

Gross profit increased in 2007 by $34.5 million, or 28.0 percent, compared to 2006. Gross profit as a percentage of net sales increased to 19.4 percent in 2007, compared to 17.9 percent in 2006. Contributing to the increase in gross profit and gross profit margin were the full year consolidation of Crisa, higher sales and higher production activity, including the benefit of Crisa's capacity rationalization — "Project Tiger." In addition, 2006 gross profit included an inventory write-down of $2.2 million related to "Project Tiger." Partially offsetting these improvements were higher distribution expenses, higher natural gas expense and expenses related to the start-up of our new facility in China.

Income from operations

Income from operations was $66.1 million in 2007, compared to income from operations of $19.3 million in 2006. Income from operations as a percentage of net sales increased to 8.1 percent in 2007, compared to 2.8 percent in 2006. Contributing to the increase in income from operations and income from operations margin is the higher gross profit and gross profit margin (discussed above), the non-recurrence of $16.3 million of special charges related to "Project Tiger," offset by an increase in selling, general and administrative expenses primarily due to the full year consolidation of Crisa.

Earnings before interest and income taxes (EBIT)

Earnings before interest and income taxes increased by $56.9 million, or 317.2 percent, from $17.9 million in 2006 to $74.9 million in 2007. EBIT as a percentage of net sales increased to 9.2 percent in 2007, compared to 2.6 percent in 2006. The contributors to the improvement in EBIT compared to the prior period are the same as those discussed above under "Income from Operations." In addition, we recognized a $4.3 million gain on the sale of land in the Netherlands and a $1.1 million gain on the sale of excess land in Syracuse, N.Y. We also recorded a currency translation gain of $2.0 million in 2007, compared to a currency translation loss of $1.0 million in 2006, and a decrease of approximately $2.8 million in charges related to the ineffectiveness on our natural gas contracts as compared to 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA increased by $62.9 million, or 117.6 percent, from $53.5 million in 2006 to $116.5 million in 2007. As a percentage of net sales, EBITDA was 14.3 percent in 2007, compared to 7.8 percent in 2006. The key contributors to the increase in EBITDA were those factors discussed above under "Earnings before interest and income taxes (EBIT)." Depreciation and amortization, adjusted for minority interest in 2006, increased $5.9 million to $41.6 million, primarily due to the consolidation of Crisa and depreciation related to our new facility in China.

Net loss and diluted loss per share

We reported a net loss of $2.3 million, or loss of $0.16 per diluted share, in 2007, compared to a net loss of $20.9 million, or loss of $1.47 per diluted share, in 2006. The net loss as a percentage of net sales was 0.3 percent, compared to 3.0 percent in 2006. The decrease in net loss was driven primarily by the items discussed above under "Earnings before interest and income taxes (EBIT)," offset by a $19.3 million increase in interest expense and a $19.0 million increase in income taxes. The $19.3 million increase in interest expense is the result of the refinancing consummated on June 16, 2006, which resulted in higher debt and higher average interest rates. Income taxes increased $19.0 million and the effective tax rate increased from 27.1 percent in 2006 to 125.7 percent in 2007. The increase in income taxes and the effective tax rate was primarily driven by a non-cash tax charge of $15.3 million to establish a full valuation allowance against the net deferred income tax asset balance in the U.S.

SEGMENT RESULTS OF OPERATIONS

The following table summarizes the results of operations for our three segments described as follows:

- North American Glass-includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other-includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International-includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

Year End December 31,	2008	2007	Variance In Dollars	Variance In Percent	2007	2006	Variance In Dollars	Variance In Percent
	Amounts in thousands, except percentages and per-share amounts							
Net Sales:								
North American Glass	**$554,128**	$568,495	$(14,367)	(2.5)%	$568,495	$476,696	$ 91,799	19.3%
North American Other	**111,029**	121,217	(10,188)	(8.4)%	121,217	114,581	6,636	5.8%
International	**153,532**	136,727	16,805	12.3%	136,727	106,798	29,929	28.0%
Eliminations	**(8,482)**	(12,279)			(12,279)	(8,595)		
Consolidated	**$810,207**	$814,160	$ (3,953)	(0.5)%	$814,160	$689,480	$124,680	18.1%
Earnings (loss) before interest and taxes (EBIT):								
North American Glass	**$ 25,495**	$ 54,492	$(28,997)	(53.2)%	$ 54,492	$ 5,471	$ 49,021	896.0%
North American Other	**(17,696)**	15,670	(33,366)	(212.9)%	15,670	9,382	6,288	67.0%
International	**(12,228)**	4,717	(16,945)	(359.2)%	4,717	3,161	1,556	49.2%
Consolidated	**$ (4,429)**	$ 74,879	$(79,308)	(105.9)%	$ 74,879	$ 18,014	$ 56,865	315.7%
EBIT Margin:								
North American Glass	**4.6%**	9.6%			9.6%	1.1%		
North American Other	**(15.9)%**	12.9%			12.9%	8.2%		
International	**(8.0)%**	3.4%			3.4%	3.0%		
Consolidated	**(0.5)%**	9.2%			9.2%	2.6%		
Special Charges (excluding write-off of financing fees):								
North American Glass	**$ 5,356**	$ —	$ 5,356	100.0%	$ —	$ 18,534	$(18,534)	100.0%
North American Other	**28,252**	—	28,252	100.0%	—	(42)	42	100.0%
International	**11,890**	—	11,890	100.0%	—	—	—	
Consolidated	**$ 45,498**	$ —	$ 45,498	100.0%	$ —	$ 18,492	$(18,492)	100.0%

Discussion of 2008 vs. 2007 Segment Results of Operations

North American Glass

Net sales decreased 2.5 percent from $568.5 million in 2007 to $554.1 million in 2008. Of the total decrease in net sales, approximately 4.5 percent is attributable to reduced shipments to foodservice and business-to-business glassware customers. Partially offsetting this decline are increased shipments to U.S. and Canadian retail glassware customers, representing 1.0 percent of the change, and increased shipments of Crisa products to Crisa customers, representing 0.8 percent of the change offset by an unfavorable currency impact of 0.3 percent.

EBIT decreased by $29.0 million to $25.5 million in 2008, compared to $54.5 million in 2007. EBIT as a percentage of net sales decreased to 4.6 percent in 2008, compared to 9.6 percent in 2007. The key contributors to the reduction in EBIT were special charges recorded in 2008 related to the announced closing of the Mira Loma distribution center of $0.9 million and the fixed asset impairment charges of $4.5 million (see note 9 to the consolidated financial statements); the impact of lower net sales and reduced operating activity in North American Glass operations of $16.6 million; higher natural gas and electricity charges of $8.5 million; increased carton costs of $1.5 million; and an approximately $2.3 million decrease in non-operating income primarily related to foreign currency translation losses and non-recurring gains on the prior-year sale of environmental credits. Partially offsetting the EBIT reduction is a decrease of $5.3 million in North American Glass selling, general and administrative expense primarily resulting from lower incentive-based compensation and favorable rulings in connection with an outstanding dispute regarding a warehouse lease in Mexico.

North American Other

Net sales decreased 8.4 percent to $111.0 million in 2008 from $121.2 million in 2007. Of the total decline in net sales, approximately 6.4 percent is attributed to a reduction in shipments of Syracuse China products and 1.7 percent is attributed to a reduction in shipments of World Tableware products. Shipments of Traex products were flat in 2008 as compared to 2007.

EBIT declined by $33.4 million to a loss of $(17.7) million in 2008, compared to income of $15.7 million in 2007. EBIT as a percentage of net sales decreased to (15.9) percent in 2008, compared to 12.9 percent in 2007. The key contributors to the reduction in EBIT were lower net sales and operating activity at Syracuse China of $4.4 million and special charges recorded related to the announced closing of the Syracuse China manufacturing facility in early April 2009 of $28.3 million (see note 9 to the Consolidated Financial Statements). A non-recurring gain on the sale of excess land at Syracuse China was recorded in 2007 in other income (expense) of $1.1 million. Partially offsetting these were lower North American Other selling, general and administrative expenses of $0.4 million primarily resulting from lower incentive-based compensation.

International

In 2008, net sales increased 12.3 percent to $153.5 million from $136.7 million in 2007. Of the total increase in net sales, approximately 8.8 percent is attributed to an increase in shipments to Libbey China customers and a favorable currency impact of 1.2 percent. On a constant currency basis, shipments to Royal Leerdam and Crisal customers declined by 4.2 percent offset by a favorable currency impact of 6.8 percent.

EBIT decreased by $16.9 million to a loss of $(12.2) million in 2008, compared to income of $4.7 million in 2007. EBIT as a percentage of net sales decreased to (8.0) percent in 2008, compared to 3.4 percent in 2007. The key contributors to the reduction in EBIT were the goodwill and other intangibles impairment charge of $11.9 million (see note 9 to the Consolidated Financial Statements); increased natural gas and electricity costs of approximately $5.7 million; increased carton costs of $3.4 million; increased depreciation expense of $2.8 million (a result of Libbey China having a full year of production in 2008); and a $2.2 million increase in selling, general and administrative expenses primarily related to the increased net sales. A non-recurring gain on the sale of excess land at Royal Leerdam was recorded in 2007 in other income (expense) of $4.3 million. Partially offsetting these costs was the impact of higher net sales and operating activity of $8.6 million at our Libbey China facility and $3.9 million at our European facilities.

Discussion of 2007 vs. 2006 Segment Results of Operations

North American Glass

Net sales increased 19.3 percent from $476.7 million in 2006 to $568.5 million in 2007. Of the total increase in net sales, approximately 14.5 percent is attributable to the consolidation of Crisa, 2.7 percent relates to shipments to retail glassware customers, approximately 1.1 percent relates to shipments to foodservice and industrial glassware customers and approximately 0.7 percent relates to shipments to export customers outside of North America.

EBIT increased by $49.0 million to $54.5 million in 2007, compared to $5.5 million in 2006. EBIT as a percentage of net sales increased to 9.6 percent in 2007, compared to 1.1 percent in 2006. The key contributors to the improvement in EBIT were the impact of higher net sales and operating activity in North American Glass operations of $11.6 million, the full year consolidation of Crisa of approximately $9.1 million and an approximately $6.2 million increase in non-operating income primarily related to foreign currency translation gains, non-recurring charges on Crisa's prior year natural gas contracts and the sale of environmental credits. In addition, EBIT increased due to a $4.7 million reduction in North American Glass selling, general and administrative expense primarily resulting from lower incentive-based compensation. The prior year included a fixed asset charge and inventory write-down of $18.5 million related to Crisa's capacity rationalization ("Project Tiger"). Offsetting these improvements was an increase in natural gas expense of $1.9 million.

North American Other

Net sales increased 5.8 percent to $121.2 million in 2007 from $114.6 million in 2006. Of the total increase in net sales, approximately 3.7 percent is attributed to an increase in shipments of World Tableware products and approximately 1.8 percent is attributed to an increase in shipments of Syracuse China products.

EBIT increased by $6.3 million to $15.7 million in 2007, compared to $9.4 million in 2006. EBIT as a percentage of net sales increased to 12.9 percent in 2007, compared to 8.2 percent in 2006. The key contributors to the increased EBIT were higher net sales and operating activity at Syracuse China of $3.6 million, higher net sales of World Tableware products of approximately $2.7 million, higher net sales and operating activity at Traex of $0.3 million and a $1.1 million gain on the sale of excess land at Syracuse China. Partially offsetting these improvements were higher North American Other selling, general and administrative expenses of $1.8 million primarily resulting from the increased net sales.

International

In 2007, net sales increased 28.0 percent to $136.7 million from $106.8 million in 2006. Of the total increase in net sales, approximately 12.7 percent is attributed to an increase in shipments to Royal Leerdam and Crisal customers, approximately 7.4 percent relates to shipments from Libbey China, and approximately 9.1 percent relates to a stronger euro compared to the prior year.

EBIT increased by $1.6 million to $4.7 million in 2007, compared to $3.2 million in 2006. EBIT as a percentage of net sales increased to 3.4 percent in 2007, compared to 3.0 percent in 2006. The key contributors to the increased EBIT were increased net sales and operating activity at Royal Leerdam and Crisal of $5.8 million and a $4.3 million gain on the sale of excess land in the Netherlands. Partially offsetting these improvements were start-up costs at Libbey China of approximately $2.4 million, higher natural gas expense in Europe of approximately $3.4 million, a $2.0 million reduction in equity earnings from our 49 percent ownership of Crisa prior to the acquisition of the remaining 51 percent in June of 2006 and a $0.7 million increase in selling, general and administrative expenses primarily related to the increased net sales.

CAPITAL RESOURCES AND LIQUIDITY

Balance Sheet and Cash flows

Cash and Equivalents

At December 31, 2008, our cash balance decreased to $13.3 million from $36.5 million at December 31, 2007. The $23.2 million decrease was primarily due to a $19.6 million payment to Vitro S.A. de C.V in January, 2008 and to fund our operating requirements.

Working Capital

The following table presents working capital components for 2008 and 2007:

December 31,	2008	2007	Variance In Dollars	Variance In Percent
	Amounts in thousands, except percentages, DSO, DIO, DPO and DWC			
Accounts receivable — net	**$ 76,072**	$ 93,333	$(17,261)	(18.5)%
DSO(1)	**34.3**	41.8		
Inventories — net	**$185,242**	$194,079	$ (8,837)	(4.6)%
DIO(2)	**83.5**	87.1		
Accounts payable	**$ 54,428**	$ 73,593	$(19,165)	(26.0)%
DPO(3)	**24.5**	33.0		
Working capital(4)	**$206,886**	$213,819	$ (6,933)	(3.2)%
DWC(5)	**93.3**	95.9		
Percentage of net sales	**25.5%**	26.3%		

DSO, DIO, DPO and DWC are all calculated using net sales as the denominator and a 365-day calendar year.

(1) Days sales outstanding (DSO) measures the number of days it takes to turn receivables into cash.

(2) Days inventory outstanding (DIO) measures the number of days it takes to turn inventory into cash.

(3) Days payable outstanding (DPO) measures the number of days it takes to pay the balances of our accounts payable.

(4) Working capital is defined as net accounts receivable plus net inventories less accounts payable. See "Reconciliation of Non-GAAP Financial Measures" below for the calculation of this non-GAAP financial measure and for further discussion as to the reasons we believe this non-GAAP financial measure is useful.

(5) Days working capital (DWC) measures the number of days it takes to turn our working capital into cash.

Working capital, defined as net accounts receivable plus net inventories less accounts payable, decreased by $6.9 million in 2008, compared to 2007. As a percentage of net sales, working capital decreased to 25.5 percent in 2008, compared to 26.3 percent in 2007. The decrease in working capital is primarily the result of our continued efforts to increase cash flow through reductions in working capital.

Borrowings

The following table presents our total borrowings:

	Interest Rate	Maturity Date	December 31, 2008	December 31, 2007
		(Dollars in thousands)		
Borrowings under ABL facility	floating	December 16, 2010	**$ 34,538**	$ 7,366
Senior notes	floating(1)	June 1, 2011	**306,000**	306,000
PIK notes(2)	16.00%	December 1, 2011	**148,946**	127,697
Promissory note	6.00%	January, 2009 to September, 2016	**1,666**	1,830
Notes payable	floating	January 2009	**3,284**	622
RMB loan contract	floating	July 2012 to January 2014	**36,675**	34,275
RMB working capital loan	floating	March, 2010	**7,335**	6,855
Obligations under capital leases	floating	January, 2009 to May, 2009	**302**	1,018
BES Euro line	floating	January, 2010 to January, 2014	**15,507**	15,962
Other debt	floating	September, 2009	**630**	1,432
Total borrowings			**554,883**	503,057
Less — unamortized discounts and warrants			**4,626**	6,423
Total borrowings — net(3)(4)			**$550,257**	$496,634

(1) See "Derivatives" below and Note 8 to the Consolidated Financial Statements.

(2) Additional PIK notes were issued each June 1 and December 1, commencing December 1, 2006, to pay the semi-annual interest. During the first three years, interest is payable by the issuance of additional PIK notes.

(3) Total borrowings includes notes payable, long-term debt due within one year and long-term debt as stated in our Consolidated Balance Sheets.

(4) See "Contractual Obligations" below for scheduled payments by period.

We had total net borrowings of $550.3 million at December 31, 2008, compared to total net borrowings of $496.6 million at December 31, 2007. The $53.6 million increase in borrowings was the result of additional PIK notes issued on June 1 and December 1 and additional borrowings under our ABL facility.

Of our total indebtedness, $204.3 million is subject to fluctuating interest rates at December 31, 2008. A change of one percentage point in such rates would result in a change in interest expense of approximately $2.0 million on an annual basis.

Included in interest expense is the amortization of discounts and warrants on the Senior Notes and PIK Notes and financing fees of $5.0 million, $5.1 million and $1.6 million for December 31, 2008, December 31, 2007 and December 31, 2006, respectively.

Cash Flow

The following table presents key drivers to free cash flow for 2008, 2007 and 2006:

Year Ended December 31,	2008	2007	Variance In Dollars	Variance In Percent	2007	2006	Variance In Dollars	Variance In Percent
	(Dollars in thousands, except percentages)							
Net cash (used in) provided by operating activities . . .	**$ (1,040)**	$ 51,457	$(52,497)	(102.0)%	$ 51,457	$ 54,858	$ (3,401)	(6.2)%
Capital expenditures	**(45,717)**	(43,121)	2,596	6.0%	(43,121)	(73,598)	(30,477)	(41.4)%
Acquisitions and related costs	**—**	—	—	—	—	(78,434)	(78,434)	(100.0)%
Proceeds from asset sales and other	**117**	8,213	(8,096)	(98.6)%	8,213	—	8,213	100.0%
Free cash flow(1)	**$(46,640)**	$ 16,549	$(63,189)	(381.8)%	$ 16,549	$(97,174)	$113,723	117.0%

(1) We believe that free cash flow (net cash (used in) provided by operating activities, less capital expenditures and acquisitions and related costs, plus proceeds from asset sales and other) is a useful metric for evaluating our financial performance, as it is a measure we use internally to assess performance. See "Reconciliation of Non-GAAP Financial Measures" below for a reconciliation of net cash provided by (used in) operating activities to free cash flow and a further discussion as to the reasons we believe this non-GAAP financial measure is useful.

Discussion of 2008 vs. 2007 Cash Flow

Our net cash used in operating activities was $1.0 million in 2008, compared to net cash provided by operating activities of $51.5 million in 2007, or a decrease of $52.5 million. The decrease is primarily related to a decrease in earnings, higher uses of cash for pension contributions and a $19.6 million payment to Vitro related to the 2006 acquisition of Crisa, offset by improved working capital management.

Net cash used in investing activities was $45.6 million in 2008, compared to $34.9 million in 2007, or an increase of $10.7 million. The primary contributors to this increase were the non-recurring proceeds from asset sales and other items of $8.2 million in 2007, primarily attributable to the sale of excess land in Syracuse, N.Y. and the Netherlands.

Free cash flow was $(46.6) million in 2008, compared to 16.5 million in 2007, a decrease of $63.2 million. The primary contributors to this decrease are the result of the changes in net cash (used in) provided by operating activities and the non-recurring proceeds from asset sales and other items of $8.2 million in 2007 as discussed above.

Net cash provided by financing activities was $25.8 million in 2008, compared to $22.4 million net cash used in financing activities in 2007. The 2008 net cash provided by financing activities resulted from the reduction in free cash flow and the change in cash and cash equivalents discussed above.

Discussion of 2007 vs. 2006 Cash Flow

Our net cash provided by operating activities was $51.5 million in 2007, compared to net cash provided by operating activities of $54.9 million in 2006, or a decrease of $3.4 million. The decrease is primarily related to an increase in earnings more than offset by higher uses of cash for inventory and pension contributions.

Net cash used in investing activities was $34.9 million in 2007, compared to $152.0 million in 2006, or a decrease of $117.1 million. The primary contributors to this reduction were the purchase of Crisa in 2006 for $78.4 million, a $30.5 million decrease in capital expenditures (driven by a reduction in spending resulting from the completion of the construction of our new facility in China in 2006), and proceeds from asset sales and other items of $8.2 million in 2007, primarily attributable to the sale of excess land in Syracuse, N.Y. and the Netherlands.

Net cash used by financing activities was $22.4 million in 2007, compared to $135.3 million net cash provided by financing activities in 2006. The net cash used by financing activities in 2007 is primarily attributable to the repayment of borrowings under our ABL facility, partially offset by new working capital facilities in Europe and China. The 2006 net cash provided by financing activities resulted from the additional debt incurred in connection with the acquisition of Crisa and the construction of our production facility in China.

Free cash flow was $16.5 million in 2007, compared to $(97.2) million in 2006, an improvement of $113.7 million. The primary contributors to this improvement are the result of the changes in net cash used in investing activities discussed above. These were partially offset by a decrease in cash flow from operating activities as discussed above.

Derivatives

We have Interest Rate Protection Agreements (Rate Agreements) with respect to $200 million of debt as a means to manage our exposure to variable interest rates. The Rate Agreements effectively convert this portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. The fixed interest rate for our borrowings related to the Rate Agreements at December 31, 2008, excluding applicable fees, is 5.24 percent per year and the total interest rate, including applicable fees, is 12.24 percent per year. The average maturity of these Rate Agreements is 0.9 years at December 31, 2008. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 9.57 percent per year at December 31, 2008. The fair market value for the Rate Agreements at December 31, 2008 and 2007, respectively, was $(6.8) million and $(5.3) million.

We also use commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid from adverse price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. At December 31, 2008, we had commodity futures contracts for 5,280,000 million British Thermal Units (BTU's) of natural gas with a fair market value of $(14.9) million. We have hedged a portion of our forecasted transactions through December 2011. At December 31, 2007, we had commodity futures contracts for 2,820,000 million BTU's of natural gas with a fair market value of $(1.8) million.

During December 2008, we announced the closing of the Syracuse China facility in early April 2009 (see note 9 to the Consolidated Financial Statements). At the time of the announcement we held natural gas contracts for the Syracuse China facility with a settlement date after March 2009 of 165,000 million British Thermal Units (BTU's). The closure of this facility has rendered the forecasted transactions related to these contracts not probable of occurring. Under FASB Statement No. 133, *Accounting for Derivative Instrument and Hedging Activities* (FAS 133), when the forecasted transactions of a hedging relationship become not probable of occurring, the gains or losses that have been classified in Other Comprehensive Income in prior periods for those contracts effected should be reclassified into earnings. We recognized $0.4 million in other income (expense) on the Consolidated Statement of Operations relating to these contracts.

In January 2008, we entered into a series of foreign currency contracts to sell Canadian dollars. As of December 31, 2008, all of these contracts have expired. During 2007, we entered into a foreign currency contract for 212.0 million pesos for a contractual payment due to Vitro in January 2008, related to the Crisa acquisition. The fair market value of the foreign currency contract at December 31, 2007 was $0.4 million.

Share Repurchase Program

Since mid-1998, we have repurchased 5,125,000 shares for $140.7 million, as authorized by our Board of Directors. As of December 31, 2008, authorization remains for the purchase of an additional 1,000,000 shares. During 2008 and 2007, we did not repurchase any common stock. Our ABL Facility and the indentures governing the Senior Secured Notes and the PIK Notes significantly restrict our ability to repurchase additional shares.

We are using a portion of the repurchased common stock to fund our Employee Stock Benefit Plans. See note 14 to the Consolidated Financial Statements for further discussion.

Contractual Obligations

The following table presents our existing contractual obligations at December 31, 2008 and related future cash requirements:

Contractual Obligations(3)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	Dollars in thousands				
Borrowings	$ 554,883	$ 4,401	$501,049	$ 35,355	$ 14,078
Interest payments(2)	171,162	53,614	112,442	5,024	82
Long term operating leases	120,863	16,809	26,805	19,693	57,556
Pension and nonpension(1)	263,900	20,900	73,300	74,100	95,600
Total obligations	$1,110,808	$95,724	$713,596	$134,172	$167,316

(1) It is difficult to estimate future cash contributions as such amounts are a function of actual investment returns, withdrawals from the plan, changes in interest rates, and other factors uncertain at this time. However, we have included our best estimate for contributions through 2016.

(2) The obligations for interest payments are based on December 31, 2008 debt levels and interest rates.

(3) Amounts reported in local currencies have been translated at 2008 exchange rates.

In addition to the above, we have commercial commitments secured by letters of credit and guarantees. Our letters of credit outstanding at December 31, 2008, totaled $8.4 million.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for our unrecognized tax benefits. Therefore, our liability for unrecognized tax benefits is not included in the table above. See note 10 to the Consolidated Financial Statements for additional information.

Capital Resources and Liquidity

Historically, cash flows generated from operations and our borrowing capacity under our ABL facility have allowed us to meet our cash requirements, including capital expenditures and working capital needs. Remaining unused availability on the ABL Facility was $44.6 million at December 31, 2008 and $89.7 million at December 31, 2007. However, we were greatly impacted by recessionary pressures in 2008, especially during the fourth quarter of the year, and we anticipate that the global economic recession will continue throughout 2009 and perhaps beyond. In addition, interest on our PIK Notes will be payable in cash beginning December 1, 2009. Although we have taken a number of steps to enhance our liquidity in 2008 and to date in 2009 (including those announced in February, 2009), if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The credit and capital markets have become exceedingly distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made it difficult, and will likely continue to make it difficult, to obtain funding in future periods. If cash from operations and cash available from our ABL Facility are not sufficient to meet our needs, we cannot assure you that we will be able to obtain additional financing in sufficient amounts and/or on acceptable terms in the near future or when our ABL Facility expires in December 2010. Furthermore, because of the current price of our stock, we cannot anticipate that it would be desirable to sell additional equity, even if we were able to do so.

Off-Balance Sheet Arrangements

Until June 16, 2006, we were a joint venture partner owning 49% in Vitrocrisa Holding, S. de R.L. de C.V. and related companies, the largest glass tableware manufacturer in Latin America. On June 16, 2006, we purchased the remaining 51 percent equity interest in the joint venture (see note 4 to the Consolidated Financial Statements). Through June 15, 2006, we recorded our 49 percent interest in the joint venture using the equity method of accounting. From this joint venture, we recorded equity earnings (loss), dividends and certain technical assistance income. We also had a reciprocal distribution agreement with our joint venture partner that gave us exclusive distribution rights with respect to the joint venture's glass tableware products in the U.S. and Canada, and gave the joint venture the exclusive distribution rights with respect to our glass tableware products in Latin America. In addition, we guaranteed a portion of the joint venture's bank debt. While we owned 49 percent of the joint venture, we evaluated this investment and related arrangements in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R), and determined that the joint venture was a Variable Interest Entity (VIE), as defined by FIN 46R; however, we were not considered the primary beneficiary, as we did not absorb the majority of expected losses or receive the majority of expected residual returns. Therefore, the joint venture was not consolidated in our Consolidated Financial Statements through June 15, 2006. Since we acquired the remaining 51 percent of the joint venture on June 16, 2006, we have consolidated its financial results. See notes 4 and 5 to the Consolidated Financial Statements for disclosure regarding financial information relating to Crisa.

Reconciliation of Non-GAAP Financial Measures

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.

Reconciliation of net loss to EBIT and EBITDA

Year Ended December 31,	2008	2007	2006
	Dollars in thousands		
Net loss	**$(80,463)**	$ (2,307)	$(20,899)
Add: Interest expense	**69,720**	65,888	46,594
Add: Provision (benefit) for income taxes	**6,314**	11,298	(7,747)
(Loss) Earnings before interest and income taxes after minority interest (EBIT)	**(4,429)**	74,879	17,948
Add: Depreciation and amortization (adjusted for minority interest)	**44,430**	41,572	35,556
Earnings before interest, taxes, deprecation and amortization, after minority interest adjustment (EBITDA)	**$ 40,001**	$116,451	$ 53,504

We define EBIT as net income before interest expense and income taxes, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.

We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey's senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.

The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.

We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey's senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.

Reconciliation of net cash provided by operating activities to free cash flow

Year Ended December 31,	2008	2007	2006
	Dollars in thousands		
Net cash (used in) provided by operating activities	**$ (1,040)**	$ 51,457	$ 54,858
Less: Capital expenditures	**(45,717)**	(43,121)	(73,598)
Less: Acquisition and related costs	**—**	—	(78,434)
Plus: Proceeds from asset sales and other	**117**	8,213	—
Free cash flow	**$(46,640)**	$ 16,549	$(97,174)

We define free cash flow as net cash (used in) provided by operating activities, less capital expenditures and acquisition related costs, adjusted for proceeds from asset sales and other. The most directly comparable U.S. GAAP financial measure is net cash (used in) provided by operating activities.

We believe that free cash flow is important supplemental information for investors in evaluating cash flow performance in that it provides insight into the cash flow available to fund such things as discretionary debt service, acquisitions and other strategic investment opportunities. It is a measure of performance we use to internally evaluate the overall performance of the business.

Free cash flow is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Free cash flow is neither intended to represent nor be an alternative to the measure of net cash provided by operating activities recorded under U.S. GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies.

Reconciliation of working capital

December 31,	2008	2007
	Dollars in thousands	
Accounts receivable — net	**$ 76,072**	$ 93,333
Plus: Inventories — net	**185,242**	194,079
Less: Accounts payable	**54,428**	73,593
Working capital	**$206,886**	$213,819

We define working capital as net accounts receivable plus net inventories less accounts payable.

We believe that working capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working capital is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Working capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under U.S. GAAP. Working capital may not be comparable to similarly titled measures reported by other companies.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in their preparation. The areas described below are affected by critical accounting estimates and are impacted significantly by judgments and assumptions in the preparation of the Consolidated Financial Statements. Actual results could differ materially from the amounts reported based on these critical accounting estimates.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and sales incentive programs offered to customers. We offer various incentive programs to a broad base of customers, and we record accruals for these as sales occur. These programs typically offer incentives for purchase activities by customers that include growth objectives. Criteria for payment include the achievement by customers of certain purchase targets and the purchase by customers of particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels.

Allowance for Doubtful Accounts

Our accounts receivable balance, net of reserves, was $76.1 million in 2008, compared to $93.3 million in 2007. The reserve balance was $10.5 million in 2008, compared to $11.7 million in 2007. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Allowance for Slow-Moving and Obsolete Inventory

We identify slow-moving or obsolete inventories and estimate appropriate allowance provisions accordingly. We provide inventory allowances based upon excess and obsolete inventories driven primarily by future demand forecasts. At December 31, 2008, our inventories were $185.2 million, with loss provisions of $6.6 million, compared to inventories of $194.1 million and loss provisions of $6.4 million at December 31, 2007.

Asset Impairment

Fixed Assets

We review fixed assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions. In 2008, we wrote down certain assets to fair value at our Syracuse China manufacturing facility based upon appraisals. We also wrote down certain fixed assets within our North American Glass segment. These write-downs are further disclosed in notes 7 and 9 to the Consolidated Financial Statements.

Goodwill and Indefinite Life Intangible Assets

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists.

However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. This was done as of October 1st for each year presented. As of October 1, 2008, our review did not indicate an impairment of goodwill. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment. This was a trigger event, which caused us to test for goodwill impairment as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded a goodwill impairment charge of $9.4 million at our International segment. This impairment is further disclosed in notes 5, 6 and 9 to the Consolidated Financial Statements.

Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of October 1st for each year presented. As of October 1, 2008, our review did not indicate an impairment of indefinite life intangible assets. During the fourth quarter of 2008, the global economic environment weakened, causing an adverse effect on our business environment. This was a trigger event, which caused us to test for impairment on our indefinite life intangible assets as of December 31, 2008. As a result of the December 31, 2008 testing, we recorded an indefinite life intangible asset impairment charge of $2.5 million at our International segment. The announcement in December, 2008 that we will be closing our Syracuse China manufacturing facility in April 2009 was an impairment trigger event for the Syracuse China reporting unit. An impairment loss for intangible assets of $0.3 million was recorded in 2008 for our Syracuse China facility. These impairments are further disclosed in notes 5, 6 and 9 to the Consolidated Financial Statements.

If the Company's projected future cash flows were lower, or if the assumed weighted average cost of capital were higher, the testing performed as of October 1, 2008 and December 31, 2008, may have indicated an impairment of one or more of the Company's other reporting units and, as a result, the related goodwill at other reporting units would have been impaired.

Self-Insurance Reserves

We use self-insurance mechanisms to provide for potential liabilities related to workers' compensation and employee health care benefits that are not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Although we believe that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension Assumptions

The following are the assumptions used to determine the benefit obligations and pretax income effect for our pension plan benefits for 2008, 2007 and 2006:

	U.S. Plans			Non-U.S. Plans		
	2008	2007	2006	2008	2007	2006
Discount rate	6.41% to 6.48%	6.16% to 6.32%	5.82% to 5.91%	5.70% to 8.50%	5.50% to 8.50%	4.50% to 8.75%
Expected long-term rate of return on plan assets	8.25%	8.50%	8.75%	6.00%	6.50%	6.50%
Rate of compensation increase	2.63% to 5.25%	3.00% to 6.00%	3.00% to 6.00%	2.00% to 4.30%	2.00% to 4.30%	2.00 to 3.50%

Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A lower discount rate increases the present value of benefit obligations and increases pension expense.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31 is used to measure the earnings effects for the subsequent year.

Sensitivity to changes in key assumptions based on year-end data is as follows:

- A change of 1.0 percent in the discount rate would change our total pension expense by approximately $1.6 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.2 million.

Nonpension Postretirement Assumptions

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree welfare plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The following are the actuarial assumptions used to determine the benefit obligations and pretax income effect for our nonpension postretirement benefits:

	U.S. Plans			Non-U.S. Plans		
	2008	2007	2006	2008	2007	2006
Discount rate	6.36%	6.16%	5.77%	5.98%	5.14%	4.87%
Initial health care trend	7.50%	8.00%	8.50%	7.50%	8.00%	8.50%
Ultimate health care trend	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Years to reach ultimate trend rate	5	7	7	5	7	7

Sensitivity to changes in key assumptions is as follows:

- A change of 1.0 percent in the discount rate would change the nonpension postretirement expense by $0.3 million.
- A change of 1.0 percent in the health care trend rate would not have a material impact upon the nonpension postretirement expense.

Income Taxes

The company is subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, the company establishes reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FIN 48.

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses. We have recorded valuation allowances against our U.S., Netherlands, Portugal and China deferred income tax assets and against certain deferred income tax assets in Mexico.

Derivatives and Hedging

We use derivatives to manage a variety of risks, including risks related to interest rates and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting in the fair value of the hedged item. The accompanying financial statements reflect consequences of loss hedge accounting for certain positions.

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, change the fair value of the hedged item. If the fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively.

Stock-Based Compensation Expense

On January 1, 2006, we adopted SFAS 123-R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Stock-based compensation expense recognized under SFAS 123-R for fiscal 2008 was $3.5 million.

Upon adoption of SFAS 123-R, we began estimating the value of employee share-based compensation on the date of grant using the Black-Scholes model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the award, and actual and projected employee stock option exercise behaviors. The use of the Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. See note 14 of the Consolidated Financial Statements for additional information.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," ("FSP157-2") which delays until January 1, 2009 the effective date of SFAS 157 for nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued FASB Staff Position 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP 157-3 was effective upon issuance. We adopted SFAS 157 as of January 1, 2008, but have not applied it to non-recurring, nonfinancial assets and liabilities. The adoption of SFAS 157 and its related FSP's (FSP 157-2 and FSP 157-3) had no impact on our consolidated results of operations and financial condition. We will be required to adopt SFAS 157 for nonfinancial assets and liabilities effective beginning on January 1, 2009. We do not believe adoption of SFAS 157 for nonfinancial assets and liabilities will have a material impact on our consolidated financial statements. See note 17 of the Consolidated Financial Statements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115" ("SFAS 159"), which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We adopted SFAS 159 as of January 1, 2008. The adoption of SFAS 159 had no impact on our consolidated results of operations and financial condition, as we did not elect to apply the provisions of SFAS 159 to any financial instruments as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009 for Libbey and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders equity. SFAS 160 is effective January 1, 2009 for Libbey, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We do not believe adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 is effective for Libbey beginning January 1, 2009. We are currently evaluating the potential impact, if any, of adoption of SFAS 161 on our consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 is effective beginning on January 1, 2009. We are currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The implementation of this standard will not have a material impact on our consolidated financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of EITF 07-5, if any, on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP 03-6-1"). FSP 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, "Earnings per Share." FSP 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, with all prior period EPS data being adjusted retrospectively. Early adoption is not permitted. We are currently evaluating the potential impact, if any, of the adoption of FSP 03-6-1 on our consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets", ("FSP 132(R)-1"). FSP 132(R)-1 amends FASB Statement No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits" to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. We are currently evaluating the potential impact of the adoption of FSP 132(R)-1, and it is likely that the adoption of this guidance will increase the disclosures in the financial statements related to the assets of our pension and other postretirement benefit plans.

ITEM 7A. *QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK*

Currency

We are exposed to market risks due to changes in currency values, although the majority of our revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro, RMB or Mexican peso that could reduce the cost competitiveness of our products compared to foreign competition.

Interest Rates

We are exposed to market risk associated with changes in interest rates on our floating debt and have entered into Interest Rate Protection Agreements (Rate Agreements) with respect to $200.0 million of debt as a means to manage our exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future income. We had $204.3 million of debt subject to fluctuating interest rates at December 31, 2008. A change of one percentage point in such rates would result in a change in interest expense of approximately $2.0 million on an annual basis. If the counterparties to these Rate Agreements were to fail to perform, we would no longer be protected from interest rate fluctuations by these Rate Agreements. However, we do not anticipate nonperformance by the counterparties. All interest rate swap counterparties were rated AA- or better as of December 31, 2008, by Standard and Poors.

Natural Gas

We are also exposed to market risks associated with changes in the price of natural gas due to either general market forces, or in the case of our operations in China, by government mandate. We use commodity futures contracts related to forecasted future natural gas requirements of our manufacturing operations. The objective of these futures contracts is to limit the fluctuations in prices paid on the underlying natural gas commodity. We consider the forecasted natural gas requirements of our manufacturing operations in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. For our natural gas requirements that are not hedged, we are subject to changes in the price of natural gas, which affect our earnings and cash flows. If the counterparties to these futures contracts were to fail to perform, we would no longer be protected from natural gas fluctuations by the futures contracts. However, we do not anticipate nonperformance by these counterparties. All counterparties were rated A and AA- as of December 2008 by Standard and Poors.

Retirement Plans

We are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our benefit obligations and related expense. Changes in the equity and debt securities markets affect the performance of our pension plans' asset and related pension expense and cash funding requirements. Sensitivity to these key market risk factors is as follows:

- A change of 1.0 percent in the discount rate would change our total expense by approximately $1.9 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.2 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule included at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for stock-based compensation and defined benefit pension plans and other postretirement plans, respectively, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Libbey Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 16, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited Libbey Inc.'s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Libbey Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Libbey Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Libbey Inc. as of December 31, 2008 and 2007, and the related consolidated results of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 16, 2009

Libbey Inc.

Consolidated Balance Sheets

December 31,	Footnote Reference	2008	2007
	Dollars in thousands, except per-share amounts		
ASSETS			
Current assets:			
Cash & equivalents		**$ 13,304**	$ 36,539
Accounts receivable — net	*(note 3)*	**76,072**	93,333
Inventories — net	*(note 3)*	**185,242**	194,079
Prepaid and other current assets	*(notes 3 & 15)*	**17,167**	20,431
Total current assets		**291,785**	344,382
Other assets:			
Pension asset	*(note 11)*	**9,351**	3,253
Deferred income taxes	*(note 10)*	**—**	855
Purchased intangible assets — net	*(notes 4, 6 & 9)*	**26,121**	30,731
Goodwill	*(notes 4, 6 & 9)*	**166,736**	177,360
Other assets	*(note 3)*	**9,975**	13,113
Total other assets		**212,183**	225,312
Property, plant, and equipment — net	*(notes 7 & 9)*	**317,586**	329,777
Total assets		**$ 821,554**	$ 899,471
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Notes payable	*(note 8)*	**$ 3,284**	$ 622
Accounts payable		**54,428**	73,593
Salaries and wages		**22,597**	28,659
Accrued liabilities	*(note 3)*	**39,675**	41,415
Accrued special charges	*(note 9)*	**4,248**	38
Payable to Vitro		**—**	19,575
Pension liability (current portion)	*(note 11)*	**1,778**	1,883
Nonpension postretirement benefits (current portion)	*(note 12)*	**4,684**	3,528
Derivative liability	*(notes 15 & 17)*	**17,936**	1,847
Deferred income taxes	*(note 10)*	**1,279**	4,462
Long-term debt due within one year	*(note 8)*	**1,117**	913
Total current liabilities		**151,026**	176,535
Long-term debt	*(note 8)*	**545,856**	495,099
Pension liability	*(note 11)*	**109,505**	71,709
Nonpension postretirement benefits	*(note 12)*	**57,197**	45,667
Deferred income taxes	*(note 10)*	**3,648**	—
Other long-term liabilities	*(notes 3, 15 & 17)*	**12,211**	17,346
Total liabilities		**879,443**	806,356
Stockholders' equity:			
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,697,630 shares issued (18,697,630 shares issued in 2007)		**187**	187
Capital in excess of par value (includes warrants of $1,034 and 485,309 shares in 2008 and 2007)		**309,275**	306,874
Treasury stock, at cost, 3,967,486 shares (4,133,074 in 2007)		**(106,411)**	(110,780)
Retained deficit		**(145,154)**	(60,689)
Accumulated other comprehensive loss	*(note 16)*	**(115,786)**	(42,477)
Total shareholders' equity		**(57,889)**	93,115
Total liabilities and shareholders' equity		**$ 821,554**	$ 899,471

See accompanying notes

Libbey Inc.

Consolidated Statements of Operations

Year Ended December 31,	Footnote Reference	2008	2007	2006
		Dollars in thousands, except per-share amounts		
Net sales	*(note 2)*	**$810,207**	$814,160	$689,480
Freight billed to customers		**2,422**	2,207	2,921
Total revenues		**812,629**	816,367	692,401
Cost of sales	*(notes 2 & 9)*	**703,292**	658,698	569,237
Gross profit		**109,337**	157,669	123,164
Selling, general and administrative expenses		**88,451**	91,568	87,566
Impairment of goodwill	*(note 9)*	**9,434**	—	—
Special charges	*(note 9)*	**17,000**	—	16,334
(Loss) income from operations		**(5,548)**	66,101	19,264
Equity earnings — pretax	*(note 5)*	**—**	—	1,986
Other income (expense)	*(notes 9 & 19)*	**1,119**	8,778	(3,236)
(Loss) earnings before interest, income taxes and minority interest		**(4,429)**	74,879	18,014
Interest expense	*(note 8)*	**69,720**	65,888	46,594
(Loss) income before income taxes and minority interest		**(74,149)**	8,991	(28,580)
Provision (benefit) for income taxes	*(note 10)*	**6,314**	11,298	(7,747)
Loss before minority interest		**(80,463)**	(2,307)	(20,833)
Minority interest	*(note 2)*	**—**	—	(66)
Net loss		**$(80,463)**	$ (2,307)	$(20,899)
Net loss per share:				
Basic	*(note 13)*	**$ (5.48)**	$ (0.16)	$ (1.47)
Diluted	*(note 13)*	**$ (5.48)**	$ (0.16)	$ (1.47)
Weighted average shares:				
Outstanding	*(note 13)*	**14,672**	14,472	14,182
Diluted	*(note 13)*	**14,672**	14,472	14,182

See accompanying notes

Libbey Inc.

Consolidated Statements of Shareholders' Equity

	Common Stock Amount(1)	Capital in Excess of Par Value	Treasury Stock Amount(1)	Retained Deficit	Accumulated Other Comprehensive Loss (note 16)	Total
	Dollars in thousands, except per-share amounts					
Balance December 31, 2005	$187	$301,025	$(132,520)	$ (17,966)	$ (31,121)	$ 119,605
Comprehensive loss:						
Net loss				(20,899)		(20,899)
Effect of derivatives — net of tax					(6,829)	(6,829)
Net minimum pension liability (including equity investments) — net of tax					10,650	10,650
Effect of exchange rate fluctuation					3,070	3,070
Total comprehensive loss *(note 16)*						(14,008)
Adoption of FAS 158 — net of tax					(21,779)	(21,779)
Stock compensation expense		1,322				1,322
Issuance of warrants		1,034				1,034
Stock issued from treasury			3,093			3,093
Dividends — $0.10 per share				(1,417)		(1,417)
Balance December 31, 2006	187	303,381	(129,427)	(40,282)	(46,009)	87,850
Comprehensive income:						
Net loss				(2,307)		(2,307)
Effect of derivatives — net of tax					(3,224)	(3,224)
Net minimum pension liability — net of tax					(2,956)	(2,956)
Effect of exchange rate fluctuation					9,712	9,712
Total comprehensive income *(note 16)*						1,225
Stock options exercised		88				88
Income tax benefit on stock options		20				20
Stock compensation expense		3,385				3,385
Stock issued from treasury			18,647	(16,654)		1,993
Dividends — $0.10 per share				(1,446)		(1,446)
Balance December 31, 2007	**187**	**306,874**	**(110,780)**	**(60,689)**	**(42,477)**	**93,115**
Comprehensive loss:						
Net loss				**(80,463)**		**(80,463)**
Effect of derivatives — net of tax					**(10,300)**	**(10,300)**
Net minimum pension liability — net of tax					**(58,607)**	**(58,607)**
Effect of exchange rate fluctuation					**(4,402)**	**(4,402)**
Total comprehensive loss *(note 16)*						**(153,772)**
Stock compensation expense		**3,466**				**3,466**
Stock issued from treasury		**(1,065)**	**4,369**	**(2,536)**		**768**
Dividends — $0.10 per share				**(1,466)**		**(1,466)**
Balance December 31, 2008	**$187**	**$309,275**	**$(106,411)**	**$(145,154)**	**$(115,786)**	**$ (57,889)**

(1) Share amounts are as follows:

	Common Stock Shares	Treasury Stock Shares	Total
Balance December 31, 2005	18,689,710	4,681,721	14,007,989
Stock issued from treasury	—	(323,546)	323,546
Balance December 31, 2006	18,689,710	4,358,175	14,331,535
Stock options exercised	7,920	—	7,920
Stock issued from treasury	—	(225,101)	225,101
Balance December 31, 2007	**18,697,630**	**4,133,074**	**14,564,556**
Stock issued from treasury	**—**	**(165,588)**	**165,588**
Balance December 31, 2008	**18,697,630**	**3,967,486**	**14,730,144**

See accompanying notes

Libbey Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	Footnote Reference	2008	2007	2006
		Dollars in thousands		
Operating activities:				
Net loss		**$(80,463)**	$ (2,307)	$ (20,899)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:				
Depreciation and amortization	*(notes 6 & 7)*	**44,430**	41,572	35,720
Loss (gain) on sale of assets		**101**	(4,923)	—
Equity earnings — net of tax	*(note 5)*	**—**	—	(1,493)
Change in accounts receivable		**16,518**	3,951	9,745
Change in inventories		**(2,027)**	(22,949)	10,545
Change in accounts payable		**(19,460)**	5,726	(739)
PIK interest	*(note 8)*	**21,249**	18,217	—
Income taxes	*(note 10)*	**9,275**	10,271	(30,995)
Special charges	*(note 9)*	**46,326**	(920)	20,023
Change in Vitro payable	*(note 4)*	**(19,575)**	—	—
Pension and postretirement	*(notes 11 & 12)*	**(18,604)**	(3,061)	9,885
Accrued interest and amortization of discounts, warrants and financing fees		**4,165**	4,578	5,868
Accrued liabilities and prepaid expenses		**(6,634)**	(2,004)	13,706
Other operating activities		**3,659**	3,306	3,492
Net cash (used in) provided by operating activities		**(1,040)**	51,457	54,858
Investing activities:				
Additions to property, plant and equipment		**(45,717)**	(43,121)	(73,598)
Acquisition and related costs, net of cash acquired	*(note 4)*	**—**	—	(78,434)
Proceeds from asset sales and other		**117**	8,213	—
Net cash used in investing activities		**(45,600)**	(34,908)	(152,032)
Financing activities:				
Net borrowings/(repayments) on ABL credit facility		**30,601**	(41,122)	43,968
Net revolving credit facility		**—**	—	(149,078)
Other net borrowings (repayments)		**(3,307)**	20,272	(81,030)
Other borrowings		**—**	—	31,393
Note payments		**—**	—	(100,000)
Note proceeds		**—**	—	407,260
Debt financing fees		**—**	(219)	(15,798)
Stock options exercised	*(note 14)*	**—**	108	—
Dividends paid		**(1,466)**	(1,446)	(1,417)
Net cash (used in) provided by financing activities		**25,828**	(22,407)	135,298
Effect of exchange rate fluctuations on cash		**(2,423)**	631	400
(Decrease) increase in cash		**(23,235)**	(5,227)	38,524
Cash & equivalents at beginning of year		**36,539**	41,766	3,242
Cash & equivalents at end of year		**$ 13,304**	$ 36,539	$ 41,766
Supplemental disclosure of cash flows information:				
Cash paid during the year for interest		**$ 42,888**	$ 43,340	$ 28,268
Cash (refunded) paid during the year for income taxes		**$ (2,276)**	$ (6,128)	$ 12,839

See accompanying notes

Notes to Consolidated Financial Statements
(Dollars in thousands, except share data and per-share amounts)

1. Description of the Business

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail and business-to-business markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a ceramic dinnerware plant in New York (see note 9 on closure effective April, 2009) and a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

2. Significant Accounting Policies

Basis of Presentation The Consolidated Financial Statements include Libbey Inc. and its majority-owned subsidiaries (collectively, Libbey or the Company). Our fiscal year end is December 31st. Prior to June 16, 2006, we recorded our 49 percent interest in Crisa using the equity method. On June 16, 2006, we acquired the remaining 51 percent of Crisa; as a result, effective that date Crisa's results are included in the Consolidated Financial Statements. Prior to October 13, 2006, we owned 95 percent of Crisal-Cristalaria Automatica S.A. (Crisal). The 5 percent equity interest of Crisal that we did not own prior to October 13, 2006 is shown as minority interest in the Consolidated Financial Statements. On October 13, 2006, we acquired the remaining 5 percent of Crisal. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements and related disclosures in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from management's estimates.

Consolidated Statements of Operations Net sales in our Consolidated Statements of Operations include revenue earned when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. Cost of sales includes cost to manufacture and/or purchase products, warehouse, shipping and delivery costs, royalty expense and other costs.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. We estimate returns, discounts and incentives at the time of sale based on the terms of the agreements, historical experience and forecasted sales. We continually evaluate the adequacy of these methods used to estimate returns, discounts and incentives.

Cash and cash equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Accounts Receivable and Allowance for Doubtful Accounts We record trade receivables when revenue is recorded in accordance with our revenue recognition policy and relieve accounts receivable when payments are received from customers. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Inventory Valuation Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used for 34.5 percent and 40.7 percent of our inventories in 2008 and 2007, respectively. The remaining inventories are valued using either the first-in, first-out (FIFO) or average cost method. For those inventories valued on the LIFO method, the excess of FIFO, or weighted average cost over LIFO, was $18.3 million and $17.4 million for 2008 and 2007, respectively.

Purchased Intangible Assets and Goodwill Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), requires goodwill and purchased indefinite life intangible assets to be reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As of October 1st of each year, we update our separate impairment evaluations for both goodwill and indefinite life intangible assets. In 2008 and 2007, our October 1st assessment did not indicate any impairment of goodwill or indefinite life intangibles. However, in the fourth quarter of 2008, we identified certain indicators of impairment and we updated our review as of December 31st. Our December 31st assessment resulted in an impairment of goodwill and purchased intangible assets of $11.9 million in our International segment and $0.3 million related to our Syracuse China subsidiary. For further disclosure on goodwill and intangibles, see note 6.

Software We account for software in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software represents the costs of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation and/or internal labor costs. These costs generally are amortized over a five-year period.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements. Maintenance and repairs are expensed as incurred.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Due to the announcement of our closure of our Syracuse China manufacturing facility and our Mira Loma distribution center, we wrote down the values of certain assets to fair value. See note 9 for further disclosure.

Self-Insurance Reserves Self-Insurance reserves reflect the estimated liability for group health and workers' compensation claims not covered by third-party insurance. We accrue estimated losses based on actuarial models and assumptions as well as our historical loss experience. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Pension and Nonpension Postretirement Benefits Effective January 1, 2006, we adopted SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 R (effective December 31, 2006). SFAS 158 requires recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining prior transaction amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effect where appropriate.

The U.S. pension plans cover our hourly employees and those salaried U.S.-based employees hired before January 1, 2006. The non-U.S. pension plans cover the employees of our wholly-owned subsidiaries Royal Leerdam, located in the Netherlands, and Crisa, located in Mexico, and our active Canadian employees. For further discussion see note 11.

We also provide certain postretirement health care and life insurance benefits covering substantially all U.S. and Canadian salaried employees hired before January 1, 2004. Employees are generally eligible for benefits upon reaching a certain age and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefit of our retirees who had retired as of June 24, 1993. Therefore, the benefits related to these retirees are not included in our liability.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses. In the United States, the Company has recorded a full valuation allowance against its deferred income tax assets. In addition, valuation allowances have been recorded in the Netherlands, Portugal, Mexico and China.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our tax positions and make a determination as to whether our position is more likely than not to be sustained upon examination by taxing authorities. If a tax position meets the more likely than not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more likely than not to be realized upon ultimate settlement or disposition of the underlying issue. See note 10 for further disclosure.

Derivatives We account for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives (except for all natural gas contracts entered into by Crisa before our June 16, 2006 acquisition of the remaining 51 percent of Crisa, the foreign currency contracts and some natural gas contracts at Syracuse China) qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. See additional discussion at note 15.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. The effect of exchange rate changes on transactions denominated in currencies other than the functional currency is recorded in other income (expense).

Stock-Based Compensation Expense Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R) "Accounting for Stock-Based Compensation" (SFAS No. 123), which requires share-based compensation transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. Share-based compensation cost is measured based on the fair value of the equity instruments issued. SFAS No. 123-R applies to all of our outstanding unvested share-based payment awards as of January 1, 2006, and all prospective awards using the modified prospective transition method without restatement of prior periods. The impact of applying the provisions of SFAS No. 123-R was a pre-tax charge of $3.5 million, $3.4 million and $1.3 million, respectively for 2008, 2007 and 2006. See note 14 for additional information.

Research and Development Research and development costs are charged to the Consolidated Statements of Operations when incurred. Expenses for 2008, 2007 and 2006, respectively, were $1.7 million, $1.5 million and $2.3 million.

Advertising Costs We expense all advertising costs as incurred, and the amounts were immaterial for all periods presented.

Computation of Income Per Share of Common Stock Basic net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed using the weighted average number of shares of common stock outstanding and dilutive potential common share equivalents during the period.

Treasury Stock Treasury stock purchases are recorded at cost. During 2008, 2007 and 2006, we did not purchase any treasury stock. During 2008, 2007, and 2006, we issued 165,588, 225,101 and 323,546 shares from treasury stock at an average cost of $26.39, $28.68, and $31.15 respectively.

Reclassifications Certain amounts in prior years' financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2008.

New Accounting Standards In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," ("FSP157-2") which delays until January 1, 2009 the effective date of SFAS 157 for nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued FASB Staff Position 157-3, "Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active" ("FSP 157-3"), which clarifies the application of SFAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP 157-3 was effective upon issuance. We adopted SFAS 157 as of January 1, 2008, but have not applied it to non-recurring, nonfinancial assets and liabilities. The adoption of SFAS 157 and its related FSP's (FSP 157-2 and FSP 157-3) had no impact on our consolidated results of operations and financial condition. We will be required to adopt SFAS 157 for nonfinancial assets and liabilities effective beginning on January 1, 2009. We do not believe adoption of SFAS 157 for financial assets and liabilities will have a material impact on our consolidated financial statements. See note 17 of the Consolidated Financial Statements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115" ("SFAS 159"), which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We adopted SFAS 159 as of January 1, 2008. The adoption of SFAS 159 had no impact on our consolidated results of operations and financial condition, as we did not elect to apply the provisions of SFAS 159 to any financial instruments as of January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009 for Libbey and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders equity. SFAS 160 is effective January 1, 2009 for Libbey, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We do not believe adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"), which requires additional disclosures about the objectives of the derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. SFAS 161 is effective for Libbey beginning January 1, 2009. We are currently evaluating the potential impact, if any, of adoption of SFAS 161 on our consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 is effective beginning on January 1, 2009. We are currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. The implementation of this standard will not have a material impact on our consolidated financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of EITF 07-5, if any, of the adoption of EITF 07-5 on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP 03-6-1"). FSP 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, "Earnings per Share." FSP 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, with all prior period EPS data being adjusted retrospectively. Early adoption is not permitted. We are currently evaluating the potential impact, if any, of the adoption of FSP 03-6-1 on our consolidated financial statements.

In December 2008, the FASB issued FASB Staff Position 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP 132(R)-1"). FSP 132(R)-1 amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP 132(R)-1 is effective for financial statements issued for fiscal years ending after December 15, 2009. We are currently evaluating the potential impact of the adoption of FSP 132(R)-1, and it is likely that the adoption of this guidance will increase the disclosures in the financial statements related to the assets of our pension and other postretirement benefit plans.

3. Balance Sheet Details

The following tables provide detail of selected balance sheet items:

	December 31, 2008	December 31, 2007
Accounts receivable:		
Trade receivables	**$ 74,393**	$ 91,435
Other receivables	**1,679**	1,898
Total accounts receivable, less allowances of $10,479 and $11,711	**$ 76,072**	$ 93,333
Inventories:		
Finished goods	**$163,817**	$170,386
Work in process	**2,805**	4,052
Raw materials	**5,748**	5,668
Repair parts	**10,271**	11,137
Operating supplies	**2,601**	2,836
Total inventories, less allowances of $6,582 and $6,435	**$185,242**	$194,079
Prepaid and other current assets:		
Prepaid expenses	**$ 14,865**	$ 13,551
Derivative asset	**—**	359
Refundable and prepaid income taxes	**2,302**	6,521
Total prepaid and other current assets	**$ 17,167**	$ 20,431
Other assets:		
Deposits	**$ 43**	$ 596
Finance fees — net of amortization	**8,183**	11,194
Other	**1,749**	1,323
Total other assets	**$ 9,975**	$ 13,113
Accrued liabilities:		
Accrued incentives	**$ 12,760**	$ 14,236
Workers compensation	**9,384**	9,485
Medical liabilities	**2,736**	2,450
Interest	**4,575**	5,218
Commissions payable	**1,135**	1,381
Accrued liabilities	**9,085**	8,645
Total accrued liabilities	**$ 39,675**	$ 41,415
Other long-term liabilities:		
Derivative liability	**$ 3,693**	$ 5,249
Deferred liability	**1,566**	1,254
Other	**6,952**	10,843
Total other long-term liabilities	**$ 12,211**	$ 17,346

4. Acquisitions

Crisa

On June 16, 2006, we purchased from Vitro, S.A. de C.V. the remaining 51 percent of the shares of Vitrocrisa Holding, S. de R.L. de C.V. and related companies (Crisa), located in Monterrey, Mexico, that we did not previously own. The purchase price was $80.0 million in addition to $4.9 million of acquisition costs. In addition, we refinanced approximately $71.9 million of Crisa's existing indebtedness, $23.0 million of which we guaranteed prior to our purchase of the remaining 51 percent of the shares of Crisa. In connection with the acquisition, Crisa transferred to Vitro the pension liability for Crisa employees who had retired as of the closing date. Vitro also agreed to forgive $0.4 million of net intercompany payables owed to it and to defer receipt of approximately $9.4 million of net intercompany payables until August 15, 2006, and approximately $19.6 million of net intercompany payables until January 15, 2008. In addition, Vitro waived its right to receive profit sharing payments of approximately $1.3 million from Libbey under the now-terminated distribution agreement. Crisa transferred to Vitro real estate (land and buildings) on which one of Crisa's two manufacturing facilities is located, but Crisa retained the right to occupy the facility transferred to Vitro for up to three years. Concurrently, Vitro transferred to Crisa ownership of the land on which a leased, state-of-the-art distribution center is located, along with racks and conveyors that Crisa leased from an affiliate of Vitro. Also, Vitro agreed not to compete with Crisa anywhere in the world (with limited exceptions) for five years.

Crisa is the largest glass tableware manufacturers in Latin America and has a significant percentage of the glass tableware market in Mexico. This acquisition is consistent with our strategy to expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware.

In establishing the opening balance sheet under step acquisition accounting, we recorded 49 percent of the historical book value of the assets acquired and liabilities assumed of Crisa due to our existing 49 percent ownership of Crisa, and 51 percent of the fair values of the assets acquired and liabilities assumed as of the date of acquisition. The following is a summary of 51 percent of the assigned fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Current assets and other assets	$ 40,639
Property, plant and equipment	37,190
Intangible assets	21,675
Goodwill	56,115
Total assets acquired	155,619
Less liabilities assumed:	
Current liabilities	42,181
Long-term liabilities	28,547
Total liabilities assumed	70,728
Cash purchase price, including acquisition costs	84,891
Less: Cash acquired	6,429
Cash purchase price, net of cash acquired	$ 78,462

The purchase price allocation for the Crisa acquisition was finalized in the second quarter of 2007. The primary changes relate to the initial restructuring cost estimates and estimated tax receivables. The impact of these items did not materially change the initial purchase price allocation from December 31, 2006.

The following table is a summary of the goodwill associated with the excess of the purchase price over the fair value of assets acquired and liabilities assumed as a result of the purchase price allocation. This table provides the details for 100 percent of the goodwill created by the purchase of the remaining 51 percent interest in Crisa, which is included in the North American Glass reporting segment:

Inferred Enterprise purchase price ($80.0 million divided by 51)%	$ 156,863
Less: assets received/liabilities forgiven	(4,457)
Add: acquisition costs	4,891
Add: adjustment to reflect 49% of inferred purchase price to actual	1,855
Aggregate enterprise purchase price	159,152
Add: fair value liabilities assumed	156,256
Less: fair value assets acquired	(189,946)
Total enterprise goodwill	$ 125,462

Intangible assets acquired of approximately $21.7 million consist of trademarks and trade names, patented technologies, customer lists and non-compete covenants. The patented technologies, customer lists and non-compete covenants are being amortized over an average life of 7.7 years. Amortization of these intangible assets was $1.1 million, $1.1 million, and $0.6 million for 2008, 2007 and 2006, respectively. Trademarks and trade names are valued at approximately $8.9 million and are not subject to amortization.

Crisa's results of operations are included in our Consolidated Financial Statements starting June 16, 2006. Prior to June 16, 2006, 49 percent of Crisa's earnings were accounted for under the equity method.

The pro forma unaudited results of operations, assuming we consummated the acquisition of Crisa as of January 1, 2006, are as follows:

	2006
Net sales	$763,553
Earnings before interest and taxes	$ 29,791
Net loss	$(15,258)
Net loss per share:	
Basic	$ (1.08)
Diluted	$ (1.08)
Depreciation and amortization	$ 41,806

In June 2006, we announced plans to consolidate Crisa's two principal manufacturing facilities into a single facility in order to reduce fixed costs ("Project Tiger"). In connection with this consolidation, we recognized special charges of approximately $18.9 million in 2006, representing our existing 49 percent indirect ownership interest in the fixed assets related to the facility closed and the inventory related to product lines discontinued. For the additional 51 percent ownership interest acquired, the write down of the fixed assets and inventory was included in the purchase price allocation. These special charges are described in note 9. In addition, a $3.2 million reserve related to statutory severance for approximately 650 hourly employees of Crisa was recognized as additional acquisition cost in accordance with Emerging Issues Task Force No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." We substantially completed the consolidation in 2007.

5. Investments in Unconsolidated Affiliates

Prior to June 16, 2006, we were a 49 percent equity owner in Crisa. On June 16, 2006, we purchased the remaining 51 percent of Crisa. See note 4 for additional information. We recorded our 49 percent interest in Crisa using the equity method for the periods prior to June 15, 2006.

A condensed statement of operations for Crisa (including adjustments for U.S. GAAP equity method accounting) for the period ended June 15, 2006 follows:

Period Ended June 15,	2006
Total revenues	$87,520
Cost of sales	71,204
Gross profit	16,316
Selling, general and administrative expenses	10,993
Income from operations	5,323
Remeasurement gain	2,934
Other expense	(103)
Earnings before interest and taxes	8,154
Interest expense	4,099
Income before income taxes	4,055
Income taxes	1,006
Net income	$ 3,049

For periods prior to June 16, 2006, we recorded 49 percent of Crisa's income before income taxes in the line "equity earnings-pretax" in our Consolidated Statements of Operations. We recorded 49 percent of Crisa's income taxes in the line "provision (benefit) for income taxes" in our Consolidated Statements of Operations. These items are shown below:

Period Ended June 15,	2006
Equity earnings — pretax	$1,986
Provision for income taxes	493
Net equity earnings	$1,493

On our Consolidated Statements of Cash Flows, we recorded the net equity earnings (loss) amount as a component of operating activities.

Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46R), requires a company that holds a variable interest in an entity to consolidate the entity if the company's interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, and therefore is the primary beneficiary. Our 49 percent equity ownership in Crisa began in 1997. We determined that, prior to our acquisition of the remaining 51 percent of Crisa on June 16, 2006, Crisa was a VIE. Our analysis was based upon our agreements with the former joint venture, specifically, our 49 percent participation in equity earnings, dividends, certain contractual technical assistance arrangements, and a distribution agreement giving us exclusive distribution rights to sell Crisa's glass tableware products in the U.S. and Canada, and giving Crisa the exclusive distribution rights for our glass tableware products in Latin America. In addition, we guaranteed a portion of Crisa's bank debt. We evaluated this investment and related arrangements, and we determined that we were not the primary beneficiary and should not consolidate Crisa into our Consolidated Financial Statements for any period prior to June 16, 2006.

6. Purchased Intangible Assets and Goodwill

Purchased Intangibles

Changes in purchased intangibles balances are as follows:

	2008	2007
Beginning balance	**$30,731**	$31,492
Impairment	**(2,756)**	—
Amortization	**(1,344)**	(1,650)
Foreign currency impact	**(510)**	889
Ending balance	**$26,121**	$30,731

Purchased intangible assets are composed of the following:

December 31,	2008	2007
Indefinite life intangible assets	**$13,056**	$16,143
Definite life intangible assets, net of accumulated amortization of $11,971 and $10,447	**13,065**	14,588
Total	**$26,121**	$30,731

Amortization expense for definite life intangible assets was $1.3 million, $1.7 million and $1.8 million for years 2008, 2007 and 2006, respectively.

Indefinite life intangible assets are composed of trade names and trademarks that have an indefinite life and are therefore individually tested for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise, in accordance with SFAS No. 142. Our measurement date for impairment testing is October 1st of each year. When performing our test for impairment of individual indefinite life intangible assets, we use a relief from royalty method to determine the fair market value that is compared to the carrying value of the indefinite life intangible asset. Our October 1st review for 2008 and 2007 did not indicate impairment of our indefinite life intangible assets. As of December 31, 2008, we performed another impairment test as the severe global economic downturn represented a significant adverse condition in our business environment, which was an indicator of impairment. As a result of this analysis, we concluded that intangibles of $2.5 million associated with our International segment were impaired. We also announced in December, 2008 that our Syracuse China manufacturing facility will be shut down by early April, 2009. This was an indicator of impairment for the Syracuse China reporting unit (part of our North American Other segment), and, based on our analysis, we concluded that intangibles of $0.3 million were impaired. These impairment charges were included in Special charges on the Consolidated Statement of Operations.

The definite life intangible assets primarily consist of technical assistance agreements, noncompete agreements, customer relationships and patents. The definite life assets are generally amortized over a period ranging from 3 to 20 years. The weighted average remaining life on the definite life intangible assets is 9.7 years at December 31, 2008.

Future estimated amortization expense of definite life intangible assets is as follows:

2009	2010	2011	2012	2013
$1,353	$1,353	$1,214	$1,098	$1,098

Goodwill

Changes in goodwill balances are as follows:

	2008				2007			
	North American Glass	North American Other	International	Total	North American Glass	North American Other	International	Total
Beginning balance	**$153,239**	**$14,317**	**$ 9,804**	**$177,360**	$151,120	$14,317	$9,443	$174,880
Impairment	**—**	**—**	**(9,434)**	**(9,434)**	—	—	—	—
Other	**(820)**	**—**	**—**	**(820)**	2,119	—	(731)	1,388
Foreign currency impact	**—**	**—**	**(370)**	**(370)**	—	—	1,092	1,092
Ending balance	**$152,419**	**$14,317**	**$ —**	**$166,736**	$153,239	$14,317	$9,804	$177,360

Other, in the table above, relates to adjustments to the fair value of assets acquired and liabilities assumed and to income tax adjustments affecting the fair value of assets acquired and liabilities assumed related to the Crisa acquisition, and adjustments to the fair value of assets acquired and liabilities assumed related to the Royal Leerdam acquisition.

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds the fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. Our annual review was performed as of October 1st for each year presented, and our review for 2008 and 2007 did not indicate an impairment of goodwill. However, the severe global economic downturn during the later part of the fourth quarter of 2008 represented a significant adverse change in our business environment, which was considered an indicator of impairment. An updated goodwill impairment analysis was performed as of December 31, 2008. As a result of this analysis, goodwill impairment of $9.4 million was recorded in our International operations, and was included in Impairment of goodwill on the Consolidated Statement of Operations.

7. Property, Plant and Equipment

Property, plant and equipment consists of the following:

December 31,	2008	2007
Land	**$ 23,744**	$ 23,859
Buildings	**82,496**	81,010
Machinery and equipment	**417,544**	410,183
Furniture and fixtures	**14,296**	13,735
Software	**21,241**	21,381
Construction in progress	**20,763**	14,783
Gross property, plant and equipment	**580,084**	564,951
Less accumulated depreciation	**262,498**	235,174
Net property, plant and equipment	**$317,586**	$329,777

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and 10 to 40 years for buildings and improvements. Software consists of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation, and/or certain internal labor costs. These costs are generally amortized over a five-year period. Depreciation expense was $42.9 million, $39.9 million and $33.8 million for the years 2008, 2007, and 2006, respectively.

During 2008, we recorded $9.7 million of reductions in the carrying value of our long-lived assets in accordance with SFAS No. 144. This charge was included in Special charges on the Consolidated Statement of Operations. Under SFAS No. 144, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. The announcement of the closure of the Syracuse China reporting unit indicated that the carrying value of our long-lived assets may not be recoverable and we performed an impairment review. We then recorded impairment charges for property, plant and equipment to the extent the amounts by which the carrying amounts of these assets exceeded their fair values. Fair value was determined by appraisals. See note 9 for further discussion of these and other special charges.

In addition, we wrote off certain fixed assets within our North American Glass reporting segment that had become idled and were no longer being used in our production process. A non-cash charge of $4.5 million was recorded in cost of sales on the Consolidated Statement of Operations. See note 9 for further discussion of these special charges.

8. Borrowings

On June 16, 2006, Libbey Glass Inc. issued $306.0 million aggregate principal amount of floating rate senior secured notes (Senior Notes) due June 1, 2011, and $102.0 million aggregate principal amount of senior subordinated secured pay-in-kind notes (PIK Notes), due December 1, 2011. Concurrently, Libbey Glass Inc. entered into a new $150 million Asset Based Loan facility (ABL Facility) expiring December 16, 2010.

Historically, cash flows generated from operations and our borrowing capacity under our ABL facility have allowed us to meet our cash requirements, including capital expenditures and working capital needs. Remaining unused availability on the ABL Facility was $44.6 million at December 31, 2008 and $89.7 million at December 31, 2007. However, we were greatly impacted by recessionary pressures in 2008, especially during the fourth quarter of the year, and we anticipate that the global economic recession will continue throughout 2009 and perhaps beyond. In addition, interest on our PIK Notes will be payable in cash beginning December 1, 2009. Although we have taken a number of steps to enhance our liquidity in 2008 and to date in 2009 (including those announced in February, 2009), if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The credit and capital markets have become exceedingly distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made it difficult, and will likely continue to make it difficult, to obtain funding in future periods. If cash from operations and cash available from our ABL Facility are not sufficient to meet our needs, we cannot assure you that we will be able to obtain additional financing in sufficient amounts and/or on acceptable terms in the near future or when our debt obligations reach maturity. Our ABL Facility expires in December 2010, the Senior Notes expire in June 2011, and the PIK notes expire in December 2011. Furthermore, because of the current price of our stock, we cannot anticipate that it would be desirable to sell additional equity, even if we were able to do so. However, based upon our operating plans and current forecast expectations including that the global economy does not deteriorate further, we anticipate that we will generate positive cash flow from operations and, if necessary, have sufficient cash availability from our ABL Facility to meet our liquidity needs for at least one year beyond December 31, 2008.

Borrowings consist of the following:

	Interest Rate	Maturity Date	December 31, 2008	December 31, 2007
Borrowings under ABL facility	Floating	December 16, 2010	**$ 34,538**	$ 7,366
Senior notes	Floating(1)	June 1, 2011	**306,000**	306,000
PIK notes(2)	16.00%	December 1, 2011	**148,946**	127,697
Promissory note	6.00%	January 2009 to September 2016	**1,666**	1,830
Notes payable	Floating	January 2009	**3,284**	622
RMB loan contract	Floating	July 2012 to January 2014	**36,675**	34,275
RMB working capital loan	Floating	March 2010	**7,335**	6,855
Obligations under capital leases	Floating	January 2009 to May 2009	**302**	1,018
BES Euro line	Floating	January 2010 to January 2014	**15,507**	15,962
Other debt	Floating	September 2009	**630**	1,432
Total borrowings			**554,883**	503,057
Less — unamortized discounts and warrants			**4,626**	6,423
Total borrowings — net			**550,257**	496,634
Less — current portion of borrowings			**4,401**	1,535
Total long-term portion of borrowings — net			**$545,856**	$495,099

(1) See Interest Rate Protection Agreements below.

(2) Additional PIK notes were issued each June 1 and December 1, commencing on December 1, 2006, to pay the semi-annual interest. During the first three years, interest is payable by the issuance of additional PIK notes.

Annual maturities for all of our total borrowings for the next five years and beyond are as follows:

2009	2010	2011	2012	2013	Thereafter
$4,401	$43,638	$457,411	$13,590	$21,765	$14,078

ABL Facility

The ABL Facility is with a group of six banks and provides for a revolving credit and swing line facility permitting borrowings for Libbey Glass and Libbey Europe up to an aggregate of $150.0 million, with Libbey Europe's borrowings being limited to $75.0 million. Borrowings under the ABL Facility mature December 16, 2010. Swing line borrowings are limited to $15.0 million, with swing line borrowings for Libbey Europe being limited to €7.5 million. Loans comprising each CBFR (CB Floating Rate) Borrowing, including each Swingline Loan, bear interest at the CB Floating Rate plus the Applicable Rate, and euro-denominated swing line borrowings (Eurocurrency Loans) bear interest calculated at the Netherlands swing line rate, as defined in the ABL Facility. The Applicable Rates for CBFR Loans and Eurocurrency Loans vary depending on our aggregate remaining availability. The Applicable Rates for CBFR Loans and Eurocurrency Loans were 0.0 percent and 1.75 percent, respectively, at December 31, 2008. There were no Libbey Glass borrowings under the facility at December 31, 2008 and December 31, 2007, while Libbey Europe had outstanding borrowings of $34.5 million and $7.4 million at December 31, 2008 and December 31, 2007, respectively. The interest rate was 5.02 percent and 6.63 percent at

December 31, 2008 and December 31, 2007, respectively. Interest is payable on the last day of the interest period, which can range from one month to six months.

All borrowings under the ABL Facility are secured by a first priority security interest in (i) substantially all assets of (a) Libbey Glass and (b) substantially all of Libbey Glass's present and future direct and indirect domestic subsidiaries, (ii) (a) 100 percent of the stock of Libbey Glass, (b) 100 percent of the stock of substantially all of Libbey Glass's present and future direct and indirect domestic subsidiaries, (c) 100 percent of the non-voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries and (d) 65 percent of the voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries, and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) of this sentence. Additionally, borrowings by Libbey Europe under the ABL Facility are secured by a first priority security interest in (i) substantially all of the assets of Libbey Europe, the parent of Libbey Europe and certain of its subsidiaries, (ii) 100 percent of the stock of Libbey Europe and certain subsidiaries of Libbey Europe, and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) of this sentence.

We pay a Commitment Fee, as defined by the ABL Facility, on the total credit provided under the Facility. The Commitment Fee varies depending on our aggregate availability. The Commitment Fee was 0.25 percent at December 31, 2008. No compensating balances are required by the Agreement. The Agreement does not require compliance with a fixed charge coverage ratio covenant, unless aggregate unused availability falls below $15.0 million. If our aggregate unused ABL availability falls below $15.0 million, the fixed charge coverage ratio requirement would be 1:10 to 1:00. The fixed charge coverage ratio is defined as earnings before interest, taxes, depreciation, amortization and minority interest (EBITDA) minus capital expenditures to fixed charges (EBITDA minus capital expenditures / fixed charges). Among the items included in the calculation of fixed charges are: cash interest expense, scheduled principal payments on outstanding debt and capital lease obligations, taxes paid in cash, dividends paid in cash and required cash contributions to our pension plans in excess of expense.

The borrowing base under the ABL Facility is determined by a monthly analysis of the eligible accounts receivable, inventory and fixed assets. The borrowing base is the sum of (a) 85 percent of eligible accounts receivable, (b) the lesser of (i) 85 percent of the net orderly liquidation value (NOLV) of eligible inventory, (ii) 65 percent of eligible inventory, or (iii) $75.0 million and (c) the lesser of $25.0 million and the aggregate of (i) 75 percent of the NOLV of eligible equipment and (ii) 50 percent of the fair market value of eligible real property.

The available total borrowing base is offset by real estate and ERISA reserves totaling $9.2 million and mark-to-market reserves for natural gas and interest rate swaps of $15.2 million. The ABL Facility also provides for the issuance of $30.0 million of letters of credit, which are applied against the $150.0 million limit. At December 31, 2008, we had $8.4 million in letters of credit outstanding under the ABL Facility. Remaining unused availability on the ABL Facility was $44.6 million at December 31, 2008 and $89.7 million at December 31, 2007.

Senior Notes

Libbey Glass and Libbey Inc. entered into a purchase agreement pursuant to which Libbey Glass agreed to sell $306.0 million aggregate principal amount of floating rate senior secured notes due 2011 to the initial purchasers named in a private placement. The net proceeds, after deducting a discount and the estimated expenses and fees, were approximately $289.8 million. On February 15, 2007, we exchanged $306.0 million aggregate principal amount of our floating rate senior secured notes due 2011, which have been registered under the Securities Act of 1933, as amended (Senior Notes), for the notes sold in the private placement. The Senior Notes bear interest at a rate equal to six-month LIBOR plus 7.0 percent and were offered at a discount of 2 percent of face value. Interest with respect to the Senior Notes is payable semiannually on June 1 and December 1. The stated interest rate was 9.57 percent at December 31, 2008.

We have Interest Rate Protection Agreements (Rate Agreements) with respect to $200.0 million of debt as a means to manage our exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future income. The fixed interest rate for our borrowings related to the Rate Agreements at December 31, 2008, excluding applicable fees, is 5.24 percent per year and the total interest rate, including applicable fees, is 12.24 percent per year. The average maturity of these Rate Agreements is 0.9 years at December 31, 2008. Total remaining Senior Notes not covered by the Rate Agreements have fluctuating interest rates with a weighted average rate of 9.57 percent per year at December 31, 2008. If the counterparties to these Rate Agreements were to fail to perform, these Rate Agreements would no longer protect us from interest rate fluctuations. However, we do not anticipate nonperformance by the counterparties. All interest rate swap counterparties' credit ratings were rated AA- or better as of December 2008, by Standard and Poors.

The fair market value for the Rate Agreements at December 31, 2008, was a $6.8 million liability. The fair value of the Rate Agreements is based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. We do not expect to cancel these agreements and expect them to expire as originally contracted.

The Senior Notes are guaranteed by Libbey Inc. and all of Libbey Glass's existing and future domestic subsidiaries that guarantee any of Libbey Glass's debt or debt of any subsidiary guarantor (see Note 21). The Senior Notes and related guarantees have the benefit of a second-priority lien, subject to permitted liens, on collateral consisting of substantially all the tangible and intangible assets of Libbey Glass and its domestic subsidiary guarantors that secure all of the indebtedness under Libbey Glass's ABL Facility. The Collateral does not include the assets of non-guarantor subsidiaries that secure the ABL Facility.

PIK Notes

Concurrently with the execution of the purchase agreement with respect to the Senior Notes, Libbey Glass and Libbey Inc. entered into a purchase agreement (Unit Purchase Agreement) pursuant to which Libbey Glass agreed to sell, to a purchaser named in the private placement, units consisting of $102.0 million aggregate principal amount 16.0 percent senior subordinated secured pay-in-kind notes due 2011 (PIK Notes) and detachable warrants to purchase 485,309 shares of Libbey Inc. common stock (Warrants) exercisable on or after June 16, 2006 and expiring on December 1, 2011. The warrant holders do not have voting rights. The net proceeds, after deducting a discount and estimated expenses and fees, were approximately $97.0 million. The proceeds were allocated between the Warrants and the underlying debt based on their respective fair values at the time of issuance. The amount allocated to the Warrants has been recorded in equity, with the offset recorded as a discount on the underlying debt. Each Warrant is exercisable at $11.25. The PIK Notes were offered at a discount of 2 percent of face value. Interest is payable semiannually on June 1 and December 1, but during the first three years interest is payable by issuance of additional PIK Notes. Interest on PIK notes is payable in cash beginning on December 1, 2009. At December 31, 2008, the total principal balance of the PIK Notes, including additional PIK Notes issued as payment for interest, was $148.9 million.

The obligations of Libbey Glass under the PIK Notes are guaranteed by Libbey Inc. and all of Libbey Glass's existing and future domestic subsidiaries that guarantee any of Libbey Glass's debt or debt of any subsidiary guarantor (see Note 21). The PIK Notes and related guarantees are senior subordinated obligations of Libbey Glass and the guarantors of the PIK Notes and are entitled to the benefit of a third-priority lien, subject to permitted liens, on the collateral that secures the Senior Notes.

Promissory Note

In September 2001, we issued a $2.7 million promissory note in connection with the purchase of our Laredo, Texas warehouse facility. At December 31, 2008, and December 31, 2007, we had $1.7 million and $1.8 million, respectively, outstanding on the promissory note. Interest with respect to the promissory note is paid monthly.

Notes Payable

We have an overdraft line of credit for a maximum of €2.3 million. The $3.3 million outstanding at December 31, 2008, was the U.S. dollar equivalent under the euro-based overdraft line and the interest rate was 5.58 percent. Interest with respect to the note payable is paid monthly.

RMB Loan Contract

On January 23, 2006, Libbey Glassware (China) Co., Ltd. (Libbey China), an indirect wholly owned subsidiary of Libbey Inc., entered into an RMB Loan Contract (RMB Loan Contract) with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (CCB). Pursuant to the RMB Loan Contract, CCB agreed to lend to Libbey China RMB 250.0 million, or the equivalent of approximately $36.7 million, for the construction of our production facility in China and the purchase of related equipment, materials and services. The loan has a term of eight years and bears interest at a variable rate as announced by the People's Bank of China. As of the date of the initial advance under the Loan Contract, the annual interest rate was 5.51 percent, and as of December 31, 2008, the annual interest rate was 7.01 percent. As of December 31, 2008, the outstanding balance was RMB 250.0 million (approximately $36.7 million). Interest is payable quarterly. Payments of principal in the amount of RMB 30.0 million (approximately $4.4 million) and RMB 40.0 million (approximately $5.9 million) must be made on July 20, 2012, and December 20, 2012, respectively, and three payments of principal in the amount of RMB 60.0 million (approximately $8.8 million) each must be made on July 20, 2013, December 20, 2013, and January 20, 2014, respectively. The obligations of Libbey China are secured by a guarantee executed by Libbey Inc. for the benefit of CCB.

RMB Working Capital Loan

In March 2007, Libbey China entered into a RMB 50.0 million working capital loan with CCB. The 3-year term loan matures on March 14, 2010, has a current interest rate of 7.56 percent, and is secured by a Libbey Inc. guarantee. At December 31, 2008, the U.S. dollar equivalent on the line was $7.3 million. Interest is payable quarterly.

Obligations Under Capital Leases

We lease certain machinery and equipment under agreements that are classified as capital leases. These leases were assumed in the Crisal acquisition. The cost of the equipment under capital leases is included in the Consolidated Balance Sheets as property, plant and equipment, and the related depreciation expense is included in the Consolidated Statements of Operations.

The future minimum lease payments required under the capital leases as of December 31, 2008 are $0.3 million, all due within one year.

BES Euro Line

In January 2007, Crisal entered into a seven year, €11.0 million line of credit (approximately $15.5 million) with Banco Espírito Santo, S.A. (BES). The $15.5 million outstanding at December 31, 2008, was the U.S. dollar equivalent under the line at an interest rate of 6.75 percent. Payment of principal in the amount of €1.1 million (approximately $1.6 million) is due in January 2010, payment of €1.6 million (approximately $2.3 million) is due in January 2011, payment of €2.2 million (approximately $3.1 million) is due in January 2012, payment of €2.8 million (approximately $3.9 million) is due in January 2013 and payment of €3.3 million (approximately $4.6 million) is due in January 2014. Interest with respect to the line is paid every six months.

Other Debt

The other debt of $0.6 million consists primarily of government-subsidized loans for equipment purchases at Crisal.

Fair Value of Borrowings

The fair value of the Company's debt has been calculated based on quoted market prices for the same or similar issues. Our floating rate $306 million Senior Notes due June, 2011 had an estimated fair value of $104.0 million at December 31, 2008. The $148.9 million PIK notes have been held by a single holder since inception, and there is no active market from which a fair value could be derived. The value of the remainder of our debt approximates carrying value. At December 31, 2007, we believed that the carrying amounts reasonably approximated the fair values of the outstanding debt issues for all of our borrowings.

9. Special Charges

Capacity Realignment

In August, 2004, we announced that we were re-aligning our production capacity in order to improve our cost structure. In mid-February, 2005, we ceased operations at our manufacturing facility in City of Industry, California, and began realignment of production among our other domestic glass manufacturing facilities.

The following table summarizes the capacity realignment charge incurred in 2006:

	December 31, 2006
Net gain on land sale	$(359)
Employee termination cost & other	61
Included in special charges	(298)
Total pretax capacity realignment charge	$(298)

The 2006 activity reflects changes in accounting estimate of the reserves on the employee termination costs and the site clean up costs. These charges were recorded in the North American Glass reporting segment. There were no special charges incurred in 2008 or 2007 related to the capacity realignment.

Salaried Workforce Reduction Program

In the second quarter of 2005, we announced a ten percent reduction of our North American salaried workforce, or approximately 70 employees, in order to reduce our overall costs.

The following table summarizes the salaried workforce reduction charge incurred in 2006:

	December 31, 2006
Employee termination costs	$(70)
Included in special charges	(70)
Total pretax salaried workforce reduction charge	$(70)

The 2006 activity represents a change in accounting estimate of our employee termination reserve as of December 31, 2006. There were no special charges incurred in 2008 or 2007 related to the salaried workforce reduction program.

The following reflects the balance sheet activity related to the salaried workforce reduction program for the years ended December 31, 2008 and December 31, 2007:

	Balance at January 1, 2008	Total Credit to Earnings	Cash Payments	Non-cash Utilization	Balance at December 31, 2008
Employee termination costs	$38	$—	$(38)	$—	$—
Total	$38	$—	$(38)	$—	$—

	Balance at January 1, 2007	Total Credit to Earnings	Cash Payments	Non-cash Utilization	Balance at December 31, 2007
Employee termination costs	$219	$—	$(181)	$—	$38
Total	$219	$—	$(181)	$—	$38

The employee termination costs for 2007 are included in accrued special charges on the Consolidated Balance Sheets. These charges were recorded in the North American Glass and North American Other reporting segments.

Crisa Restructuring

In June 2006, we announced plans to consolidate Crisa's two principal manufacturing facilities into one facility and to discontinue certain product lines in order to reduce fixed costs ("Project Tiger"). As part of the consolidation plan, a $3.2 million severance reserve was established related to statutory severance obligations for approximately 650 employees.

The following table summarizes the Crisa restructuring charge incurred in 2006 within the North American Glass segment:

	December 31, 2006
Inventory write-down	$ 2,158
Included in cost of sales	2,158
Fixed asset write-down	16,702
Included in special charges	16,702
Total Crisa restructuring charge	$18,860

There were no special charges incurred in 2008 or 2007 related to the Crisa restructuring program.

The employee termination costs and other of $3.2 million in 2006, relates to severance reserves established in step acquisition accounting for Crisa explained in note 4.

Write-off of Finance Fees

In June 2006, we wrote off unamortized finance fees of $4.9 million related to debt of Libbey and Crisa that we refinanced. These charges were recorded as interest expense on the Consolidated Statement of Operations and are reflected in the North American Glass reporting segment.

Facility Closures

In December 2008, we announced that the Syracuse China manufacturing facility and our Mira Loma, California distribution center would be shut down in early to mid-2009 in order to reduce costs, and we accordingly recorded a pretax charge of $29.1 million. The principal components of the charge included fixed asset write-downs, inventory write-downs, employee severance related costs for the approximately 305 employees impacted by the closures and pension and postretirement charges.

We performed an analysis to determine the appropriate carrying value of inventory located at Syracuse China and Mira Loma. A lower of cost or market adjustment was recorded in the fourth quarter of 2008 in the amount of $9.8 to properly state our ending inventory values. This charge was included in cost of sales on the Consolidated Statements of Operations.

In the fourth quarter of 2008, we recorded a $9.7 million reduction in the carrying value of our long-lived assets in accordance with SFAS No. 144. Under SFAS No. 144, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value of the long-lived assets may not be recoverable. The announcement of the closure of the Syracuse China reporting unit indicated that the carrying value of our long-lived assets may not be recoverable and we performed an impairment review. We then recorded impairment charges, for property, plant and equipment, based upon the amounts by which the carrying amounts of these assets exceeded their fair values. Fair value was determined by independent outside appraisals. This charge was included in special charges on the Consolidated Statements of Operations.

We recorded a charge of $9.0 million related to the announced closures for employee-related costs and other. Of this amount, $4.2 million was included in cost of sales in the Consolidated Statements of Operations for pension and non-pension postretirement welfare costs. An additional $4.8 million included primarily severance, medical benefits and outplacement services for the employees. This amount was included in special charges in the Consolidated Statements of Operations.

Further, depreciation expense was increased by $0.3 million at Syracuse in 2008 to reflect the shorter remaining life of the assets. This was recorded in cost of sales on the Consolidated Statements of Operations, in the North American Other reporting segment.

In addition, natural gas hedges in place for the Syracuse China facility are no longer deemed effective, as the forecasted transactions related to these contracts are not probable of occurring. This resulted in a charge of $0.4 million to other income (expense) on the Consolidated Statements of Operations, in the North American Other reporting segment. See note 15 for further discussion of derivatives.

The following table summarizes the facility closure charge in 2008:

	December 31, 2008		
	North American Glass	North American Other	Total
Inventory write-down	$192	$ 9,576	$ 9,768
Pension & postretirement welfare	—	4,170	4,170
Fixed asset depreciation	—	261	261
Included in cost of sales	192	14,007	14,199
Fixed asset write-down	65	9,660	9,725
Employee termination cost & other	618	4,202	4,820
Included in special charges	683	13,862	14,545
Ineffectiveness of natural gas hedge	—	(383)	(383)
Included in other income(expense)	—	(383)	(383)
Total pretax charge	$875	$28,252	$29,127

The following reflects the balance sheet activity related to the facility closure charge for the year ended December 31, 2008:

	Reserve Balances at January 1, 2008	Total Charge to Earnings	Cash Payments	Inventory & Fixed Asset Write Downs	Non-Cash Utilization	Reserve Balances at December 31, 2008
Inventory write-down	$—	$ 9,768	$—	$ (9,768)	$ —	$ —
Pension & postretirement welfare	—	4,170	—	—	(4,170)	—
Fixed asset depreciation	—	261	—	—	(261)	—
Fixed asset write-down	—	9,725	—	(9,725)	—	—
Employee termination cost & other	—	4,820	(8)	—	(564)	4,248
Ineffectiveness of natural gas hedges	—	383	—	—	(383)	—
Total	$—	$29,127	$ (8)	$(19,493)	$(5,378)	$4,248

The ending balance of $4.2 million for 2008 was included in accrued special charges on the Consolidated Balance Sheets and we expect this to result in cash payments in 2009. These charges were recorded in the North American Other and North American Glass reporting segments in 2008.

Intangible Asset Impairment

Goodwill and intangible assets were tested for impairment in accordance with SFAS No. 142 and an impairment charge was incurred in the amount of $11.9 million for both goodwill and intangibles associated with Royal Leerdam and Crisal, which are in our International reporting segment. $9.4 million of this charge was included in impairment of goodwill and $2.5 million was recorded in special charges on the Consolidated Statements of Operations. For further discussion of goodwill and intangibles impairment, see note 6.

Fixed asset Impairment

During 2008, we wrote down certain fixed assets within our North American Glass segment that had become idled and no longer were being used in our production process. The non-cash charge of $4.5 million was included in cost of sales on the Consolidated Statements of Operations.

Summary of Total Special Charges

The following table summarizes the special charges mentioned above and their classifications in the Consolidated Statements of Operations:

	December 31, 2008	December 31, 2007	December 31, 2006
Cost of sales	$18,681	$—	$ 2,158
Impairment of goodwill	9,434	—	—
Special charges	17,000	—	16,334
Other income (expense)	(383)	—	—
Interest expense	—	—	4,906
Total special charges	$45,498	$—	$23,398

10. Income Taxes

The provisions (benefits) for income taxes were calculated based on the following components of earnings (loss) before income taxes:

Year Ended December 31,	2008	2007	2006
United States	**$(79,496)**	$(11,871)	$(13,295)
Non-U.S.	**5,347**	20,862	(15,285)
Total (loss) earnings before tax	**$(74,149)**	$ 8,991	$(28,580)

The current and deferred provisions (benefits) for income taxes were:

Year Ended December 31,	2008	2007	2006
Current:			
U.S. federal	**$ (724)**	$ (6,768)	$(7,502)
Non-U.S.	**2,798**	3,207	3,059
U.S. state and local	**181**	132	(85)
Total current income tax provision (benefit)	**2,255**	(3,429)	(4,528)
Deferred:			
U.S. federal	**1,855**	16,752	1,409
Non-U.S.	**2,204**	(2,183)	(4,199)
U.S. state and local	**—**	158	(429)
Total deferred income tax provision (benefit)	**4,059**	14,727	(3,219)
Total:			
U.S. federal	**1,131**	9,984	(6,093)
Non-U.S.	**5,002**	1,024	(1,140)
U.S. state and local	**181**	290	(514)
Total income tax provision (benefit)	**$6,314**	$11,298	$(7,747)

The significant components of our deferred income tax assets and liabilities are as follows:

December 31,	2008	2007
Deferred income tax assets:		
Pension	**$ 31,305**	$ 18,099
Nonpension postretirement benefits	**22,244**	18,181
Other accrued liabilities	**30,733**	21,542
Receivables	**2,414**	1,843
Net operating loss carry forwards	**30,379**	8,923
Tax credits	**8,862**	8,016
Total deferred income tax assets	**125,937**	76,604
Deferred income tax liabilities:		
Property, plant and equipment	**23,102**	29,032
Inventories	**7,400**	9,360
Intangibles and other assets	**12,920**	12,964
Total deferred income tax liabilities	**43,422**	51,356
Net deferred income tax asset before valuation allowance	**82,515**	25,248
Valuation allowance	**(87,442)**	(28,855)
Net deferred income tax liability	**$ (4,927)**	$ (3,607)

The net deferred income tax assets at December 31 of the respective year-ends were included in the Consolidated Balance Sheet as follows:

December 31,	2008	2007
Noncurrent deferred income tax asset	**$ —**	$ 855
Current deferred income tax liability	**(1,279)**	(4,462)
Noncurrent deferred income tax liability	**(3,648)**	—
Net deferred income tax (liability) asset	**$(4,927)**	$(3,607)

The 2008 deferred income tax asset for net operating loss carry forwards of $30.4 million relates to pre-tax losses incurred in the Netherlands of $17.7 million, in Mexico of $5.0 million, in Portugal of $14.3 million, in China of $8.8 million, in U.S. federal jurisdiction of $51.4 million and in U.S. state jurisdictions of $11.9 million. During 2008, we wrote off $14.0 million in U.S. state net operating loss carry forwards, which carried a full valuation allowance, due to the closure of facilities or changes in state law. Our foreign net operating loss carry forwards of $45.8 million will expire before 2019. Our federal U.S. net operating loss carry forward of $51.4 million will expire before 2029. The U.S. state net operating loss carry forward of $11.9 million will expire by 2023. The 2007 deferred asset for net operating loss carry forwards of $8.9 million relates to pre-tax losses incurred in the Netherlands of $14.9 million, in Mexico of $6.9 million, in Portugal of $11.7 million, and in U.S. state jurisdictions of $23.1 million. The 2007 U.S. federal net operating loss was carried back to offset taxable income reported in previous years; therefore, no deferred income tax asset was established.

The Company has a tax holiday in China, which will expire in 2013. The Company recognized no benefit from the tax holiday in 2008 or 2007.

The 2008 deferred tax credits of $8.9 million consist of $2.0 million of U.S. federal tax credits and $6.9 million of foreign credits. During 2008 we wrote off $1.7 million in U.S. state credits, which carried a full valuation allowance, due to the closure of facilities or changes in state law. The U.S. federal tax credits are foreign tax credits associated with undistributed earnings of our Canadian operations, which are not permanently reinvested, general business credits and alternative minimum tax credits. The foreign credits of $6.9 million can be carried forward indefinitely. The 2007 deferred tax credits of $8.0 million consist of $1.7 million of U.S. federal tax credits, $1.7 million of U.S. state tax credits and $4.6 million of foreign credits.

In assessing the need for a valuation allowance, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized on a quarterly basis or whenever events indicate that a review is required. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income (including reversals of deferred income tax liabilities) during the periods in which those temporary differences reverse. As a result, we consider the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset as well as all other positive and negative evidence.

The valuation allowance activity for the years ended December 31 is as follows:

Year Ended December 31,	2008	2007	2006
Beginning balance	$28,855	$ 6,575	$3,033
Charged to provision for income taxes	37,247	18,917	2,942
Charged (credited) to other accounts	21,340(1)	3,363(1)	600(2)
Ending balance	$87,442	$28,855	$6,575

(1) Increase relates principally to changes in Accumulated Other Comprehensive Income.

(2) Increase relates to valuation allowance recorded through acquisition goodwill.

The valuation allowance increased to $87.4 million at December 31, 2008 from $28.9 million at December 31, 2007. This increase was primarily attributable to increases in net operating loss carry forwards, long-lived asset impairment charges and pension and non-pension postretirement benefits. Furthermore, a valuation allowance was recorded for the net deferred tax assets in Portugal. The valuation allowance increased to $28.9 million at December 31, 2007 from $6.6 million at December 31, 2007. The increase was primarily attributable to the increase of our U.S. valuation allowance to record a full valuation allowance against these assets due to the near term effects on U.S. profitability of increasing interest expense and the general softening of the U.S. economy and its related impact on consumer demand. The valuation allowance increased to $6.6 million at December 31, 2006 from $3.0 at December 31, 2005. The increase is primarily due to the valuation allowances placed against the non-U.S. net operating losses in the Netherlands and certain legal entities in Mexico.

Reconciliation from the statutory U.S. federal income tax rate of 35.0% to the consolidated effective income tax rate was as follows:

Year Ended December 31,	2008	2007	2006
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Non-U.S. income tax differential	**4.7**	(73.2)	3.9
U.S. state and local income taxes, net of related U.S. federal income taxes	**(0.2)**	6.2	1.7
U.S. federal credits	**1.0**	(5.9)	0.5
Foreign permanent adjustments	**(2.6)**	32.1	1.7
Foreign federal credits	**4.8**	(69.2)	—
Valuation allowance	**(50.3)**	210.5	(10.8)
Other	**(0.9)**	(9.8)	(4.9)
Consolidated effective income tax rate	**(8.5)%**	125.7%	27.1%

Significant components of our refundable and prepaid income taxes, classified in the Consolidated Balance Sheet as prepaid and other current assets, are as follows:

December 31,	2008	2007
U.S. federal	**$1,102**	$5,804
Non-U.S.	**1,276**	(167)
U.S. state and local	**(76)**	884
Total prepaid income taxes	**$2,302**	$6,521

U.S. income taxes and non-U.S. withholding taxes were not provided for on a cumulative total of approximately $53.3 million at December 31, 2008 and $35.0 million in 2007 of undistributed earnings for certain non-U.S. subsidiaries. We intend to reinvest these earnings indefinitely in the non-U.S. operations. Determination of the net amount of unrecognized U.S. income tax and potential foreign withholdings with respect to these earnings is not practicable.

The company is subject to income taxes in the U.S. and various foreign jurisdictions. Management judgment is required in evaluating our tax positions and determining our provision for income taxes. Throughout the course of business, there are numerous transactions and calculations for which the ultimate tax determination is uncertain. When management believes certain tax positions may be challenged despite our belief that the tax return positions are supportable, the company establishes reserves for tax uncertainties based on estimates of whether additional taxes will be due. We adjust these reserves taking into consideration changing facts and circumstances, such as an outcome of a tax audit. The income tax provision includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of FIN 48.

At December 31, 2008 and 2007, we had $2.3 million and $2.7 million, respectively, of total gross unrecognized tax benefits, of which approximately $0.9 million and $1.3 million, respectively, would impact the effective tax rate, if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	2008	2007
Beginning balance	**$ 2,729**	$ 7,162
Additions based on tax positions related to the current year	**29**	143
Additions for tax positions of prior years	**1,567**	1,090
Reductions for tax positions of prior years	**(1,020)**	(2,754)
Reductions due to lapse of statute of limitations	**(1,004)**	(2,201)
Reductions due to settlements with tax authorities	**—**	(711)
Ending balance	**$ 2,301**	$ 2,729

We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. We recognized a $0.5 benefit in 2008 and a $0.2 benefit in 2007 in our Consolidated Statements of Operations from a reduction in interest and penalties for uncertain tax positions. At December 31, 2008, we had $2.5 million and $3.0 million accrued for interest and penalties respectively, net of tax benefit at December 31, 2008 and December 31, 2007, respectively.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. As of December 31, 2008, the tax years that remained subject to examination by major tax jurisdictions were as follows:

Jurisdiction	Open Years
Canada	2005-2008
China	2006-2008
Mexico	2003-2008
Netherlands	2006-2008
Portugal	2005-2008
United States	2004-2008

We are currently under examination by the U.S. Internal Revenue Service for our 2006 and 2007 tax years but, due to the status of the exam, it is not practicable to estimate the impact of potential settlement. We do not anticipate a significant change in the total amount of unrecognized income tax benefits within the next twelve months.

11. Pension

We have pension plans covering the majority of our employees. Benefits generally are based on compensation for salaried employees and job grade and length of service for hourly employees. Our policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, we have an unfunded supplemental employee retirement plan (SERP) that covers salaried U.S.-based employees of Libbey hired before January 1, 2006. The U.S. pension plans cover the salaried U.S.-based employees of Libbey hired before January 1, 2006 and most hourly U.S.-based employees. The non-U.S. pension plans cover the employees of our wholly owned subsidiaries Royal Leerdam and Crisa. The Crisa plan is not funded.

Effect on Operations

The components of our net pension expense, including the SERP, are as follows:

	U.S. Plans			Non-U.S. Plans			Total		
Year Ended December 31,	2008	2007	2006	2008	2007	2006	2008	2007	2006
Service cost (benefits earned during the period)	**$ 5,388**	$ 5,923	$ 5,998	**$ 1,669**	$ 1,849	$ 1,479	**$ 7,057**	$ 7,772	$ 7,477
Interest cost on projected benefit obligation	**15,634**	14,606	13,824	**4,729**	4,013	2,727	**20,363**	18,619	16,551
Expected return on plan assets	**(17,567)**	(16,039)	(15,732)	**(3,265)**	(2,750)	(2,287)	**(20,832)**	(18,789)	(18,019)
Amortization of unrecognized:									
Prior service cost (credit)	**2,381**	2,086	2,083	**(212)**	(187)	(177)	**2,169**	1,899	1,906
Actuarial loss	**1,308**	2,140	2,552	**293**	347	151	**1,601**	2,487	2,703
Transition obligations	**—**	—	—	**142**	143	185	**142**	143	185
Curtailment charge	**1,070**	—	—	**—**	—	—	**1,070**	—	—
Settlement charge	**—**	—	2,045	**—**	—	—	**—**	—	2,045
Pension expense	**$ 8,214**	$ 8,716	$ 10,770	**$ 3,356**	$ 3,415	$ 2,078	**$ 11,570**	$ 12,131	$ 12,848

We incurred a pension curtailment charge of $1.1 million in the fourth quarter of 2008 related to the announced closing of our Syracuse China plant. See note 9 for further discussion. We incurred pension settlement charges of $2.0 million during December, 2006. The pension settlement charges were triggered by excess lump sum distributions taken by employees, which required us to record unrecognized gains and losses in our pension plan accounts.

Actuarial Assumptions

Following are the assumptions used to determine the financial statement impact for our pension plan benefits for 2008, 2007 and 2006:

	U.S. Plans			Non-U.S. Plans		
	2008	2007	2006	2008	2007	2006
Discount rate	**6.41% to 6.48%**	6.16% to 6.32%	5.82% to 5.91%	**5.70% to 8.50%**	5.50% to 8.50%	4.50% to 8.75%
Expected long-term rate of return on plan assets	**8.25%**	8.50%	8.75%	**6.00%**	6.50%	6.50%
Rate of compensation increase	**2.63% to 5.25%**	3.00% to 6.00%	3.00 to 6.00%	**2.00% to 4.30%**	2.00% to 4.30%	2.00% to 3.50%

We account for our defined benefit pension plans on an expense basis that reflects actuarial funding methods. Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31st. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A higher discount rate decreases the present value of benefit obligations and decreases pension expense.

To determine the expected long-term rate of return on plan assets for our funded plans, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31st is used to measure the earnings effects for the subsequent year. The assumed long-term rate of return on assets is applied to a calculated value of plan assets that recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense. The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income).

Sensitivity to changes in key assumptions, based on year-end data, is as follows:

- A change of 1.0 percent in the discount rate would change our total pension expense by approximately $1.6 million.
- A change of 1.0 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.2 million.

Projected Benefit Obligation (PBO) and Fair Value of Assets

The changes in the projected benefit obligations and fair value of plan assets are as follows:

December 31,	U.S. Plans 2008	U.S. Plans 2007	Non-U.S. Plans 2008	Non-U.S. Plans 2007	Total 2008	Total 2007
Change in projected benefit obligation:						
Projected benefit obligation, beginning of year	**$253,814**	$253,301	**$ 72,772**	$ 65,743	**$ 326,586**	$319,044
Service cost	**5,388**	5,923	**1,669**	1,849	**7,057**	7,772
Interest cost	**15,634**	14,606	**4,729**	4,013	**20,363**	18,619
Plan amendments	**688**	2,537	**—**	—	**688**	2,537
Exchange rate fluctuations	**—**	—	**(7,897)**	4,593	**(7,897)**	4,593
Actuarial (gains) loss	**(5,040)**	(7,057)	**(7,089)**	(2,427)	**(12,129)**	(9,484)
Plan participants' contributions	**—**	—	**1,090**	1,099	**1,090**	1,099
Curtailments	**(258)**	—	**—**	—	**(258)**	—
Benefits paid	**(13,355)**	(15,496)	**(4,377)**	(2,098)	**(17,732)**	(17,594)
Projected benefit obligation, end of year	**$256,871**	$253,814	**$ 60,897**	$ 72,772	**$ 317,768**	$326,586
Change in fair value of plan assets:						
Fair value of plan assets, beginning of year	**$206,943**	$199,023	**$ 49,304**	$ 41,458	**$ 256,247**	$240,481
Actual return on plan assets	**(44,671)**	12,376	**(3,362)**	1,046	**(48,033)**	13,422
Exchange rate fluctuations	**—**	—	**(2,039)**	5,108	**(2,039)**	5,108
Employer contributions	**21,437**	11,040	**4,866**	2,691	**26,303**	13,731
Plan participants' contributions	**—**	—	**1,090**	1,099	**1,090**	1,099
Benefits paid	**(13,355)**	(15,496)	**(4,377)**	(2,098)	**(17,732)**	(17,594)
Fair value of plan assets, end of year	**$170,354**	$206,943	**$ 45,482**	$ 49,304	**$ 215,836**	$256,247
Funded ratio	***66.3%***	*81.5%*	***74.7%***	*67.8%*	***67.9%***	*78.5%*
Funded status and net accrued pension benefit cost	**$(86,517)**	$(46,871)	**$(15,415)**	$(23,468)	**$(101,932)**	$(70,339)

The 2008 net accrued pension benefit cost of $101.9 million is represented by a non current asset in the amount of $9.4 million, a current liability in the amount of $1.8 million and a long-term liability in the amount of $109.5 million on the Consolidated Balance Sheet. The 2007 net accrued pension benefit cost of $70.3 million is represented by a non current asset in the amount of $3.3 million, a current liability in the amount of $1.9 million and a long-term liability in the amount of $71.7 million on the Consolidated Balance Sheet. The current portion reflects the amount of expected benefit payments that are greater than the plan assets on a plan-by-plan basis.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2008 and 2007, are as follows:

December 31,	2008	2007	2008	2007	2008	2007
Net loss	**$ 87,771**	$31,933	**$6,483**	$ 9,765	**$ 94,254**	$41,698
Prior service cost	**12,306**	15,275	**1,905**	1,809	**14,211**	17,084
Transition obligation	**—**	—	**574**	861	**574**	861
Total cost	**$100,077**	$47,208	**$8,962**	$12,435	**$109,039**	$59,643

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2008, that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows:

	U.S. Plans	Non-U.S. Plans	Total
Net loss	$1,268	$ 376	$1,644
Prior service cost (credit)	2,242	(207)	2,035
Transition obligation	—	113	113
Total cost	$3,510	$ 282	$3,792

We contributed $21.4 million to the U.S. pension plans in 2008, compared to $11.0 million in 2007. We contributed $4.9 million in 2008 to the non-U.S. pension plan compared to $2.7 million in 2007. It is difficult to estimate future cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time. However, at this time, we anticipate making cash contributions of approximately $12.8 million into the U.S. pension plans and $3.4 million into the non-U.S. pension plans in 2009.

Pension benefit payment amounts are anticipated to be paid from the plans as follows:

Year	U.S. Plans	Non-U.S. Plans	Total
2009	$ 16,890	$ 2,525	$ 19,415
2010	$ 16,402	$ 2,577	$ 18,979
2011	$ 16,906	$ 2,809	$ 19,715
2012	$ 17,656	$ 2,849	$ 20,505
2013	$ 18,597	$ 3,146	$ 21,743
2014-2018	$100,952	$22,436	$123,388

Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan asset at December 31, 2008 and 2007 were as follows:

December 31, 2008	U.S. Plans	Non-U.S. Plans	Total
Projected benefit obligation	$256,871	$24,767	$281,638
Accumulated benefit obligation	$252,228	$20,832	$273,060
Fair value of plan assets	$170,354	$ —	$170,354

December 31, 2007	U.S. Plans	Non-U.S. Plans	Total
Projected benefit obligation	$253,814	$26,720	$280,534
Accumulated benefit obligation	$246,532	$21,980	$268,512
Fair value of plan assets	$206,943	$ —	$206,943

Plan Asset Allocation

The asset allocation for our U.S. pension plans at the end of 2008 and 2007 and the target allocation for 2009, by asset category, are as follows.

U.S. Plans Asset Category	Target Allocation 2009	Percentage of Plan Assets at Year End 2008	2007
Equity securities	55%	44%	59%
Debt securities	25%	37%	26%
Real estate	5%	4%	4%
Other	15%	15%	11%
Total	100%	100%	100%

The asset allocation for our Royal Leerdam pension plans at the end of 2008 and 2007 and the target allocation for 2009, by asset category, are as follows.

Non-U.S. Plans Asset Category	Target Allocation 2009	Percentage of Plan Assets at Year End 2008	2007
Equity securities	34%	24%	29%
Debt securities	51%	58%	53%
Real estate	10%	12%	13%
Other	5%	6%	5%
Total	100%	100%	100%

Our investment strategy is to control and manage investment risk through diversification across asset classes and investment styles. Assets will be diversified among traditional investments in equity and fixed income instruments, as well as alternative investments including real estate and hedge funds. It would be anticipated that a modest allocation to cash would exist within the plans, since each investment manager is likely to hold some cash in its portfolio.

12. Nonpension Postretirement Benefits

We provide certain retiree health care and life insurance benefits covering our U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of Libbey retirees who had retired as of June 24, 1993. Accordingly, obligations for these employees are excluded from the Company's financial statements. The U.S. nonpension postretirement plans cover the hourly and salaried U.S.-based employees of Libbey. The non-U.S. nonpension postretirement plans cover the retirees and active employees of Libbey who are located in Canada. The postretirement benefit plans are not funded.

Effect on Operations

The provision for our nonpension postretirement benefit expense consists of the following:

	U.S. Plans			Non-U.S. Plans			Total		
Year Ended December 31,	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Service cost (benefits earned during the period)	**$1,099**	$ 795	$ 743	**$ 1**	$ 1	$ 2	**$1,100**	$ 796	$ 745
Interest cost on projected benefit obligation	**2,979**	2,245	2,050	**129**	94	95	**3,108**	2,339	2,145
Amortization of unrecognized:							—	—	—
Prior service cost (credit)	**2,967**	(884)	(884)	—	—	—	**2,967**	(884)	(884)
(Gain) loss	**239**	79	45	**(33)**	(51)	(64)	**206**	28	(19)
Nonpension postretirement benefit expense	**$7,284**	$2,235	$1,954	**$ 97**	$ 44	$ 33	**$7,381**	$2,279	$1,987

Prior service cost for 2008 includes a charge of $3.1 million to write off unrecognized prior service cost related to the announced closure of our Syracuse China manufacturing operation. See note 9 for further discussion.

Actuarial Assumptions

The following are the actuarial assumptions used to determine the benefit obligations and pretax income effect for our nonpension postretirement benefits:

	U.S. Plans			Non-U.S. Plans		
	2008	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate	**6.36%**	6.16%	5.77%	**5.89%**	5.14%	4.87%
Initial health care trend	**7.50%**	8.00%	8.50%	**7.50%**	8.00%	8.50%
Ultimate health care trend	**5.00%**	5.00%	5.00%	**5.00%**	5.00%	5.00%
Years to reach ultimate trend rate	**5**	7	7	**5**	7	7

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree health plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date to establish the discount rate. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

The health care cost trend rate represents our expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date.

Sensitivity to changes in key assumptions is as follows:

- A 1.0 percent change in the health care trend rate would not have a material impact upon the nonpension postretirement expense.
- A 1.0 percent change in the discount rate would change the nonpension postretirement expense by $0.3 million.

Accumulated Postretirement Benefit Obligation

The components of our nonpension postretirement benefit obligation are as follows:

December 31,	U.S. Plans		Non-U.S. Plans		Total	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Change in accumulated nonpension postretirement benefit obligation:						
Benefit obligation, beginning of year	**$ 46,878**	$ 39,802	**$ 2,317**	$ 1,945	**$ 49,195**	$ 41,747
Service cost	**1,099**	795	**1**	1	**1,100**	796
Interest cost	**2,979**	2,245	**129**	94	**3,108**	2,339
Plan participants' contributions	**1,092**	1,235	**70**	212	**1,162**	1,447
Plan amendments	**3,429**	4,209	—	—	**3,429**	4,209
Actuarial (gain) loss	**8,292**	4,240	**240**	13	**8,532**	4,253
Exchange rate fluctuations	**—**	—	**(560)**	419	**(560)**	419
Benefits paid	**(3,915)**	(5,648)	**(170)**	(367)	**(4,085)**	(6,015)
Benefit obligation, end of year	**$ 59,854**	$ 46,878	**$ 2,027**	$ 2,317	**$ 61,881**	$ 49,195
Funded status and accrued benefit cost	**$(59,854)**	$(46,878)	**$(2,027)**	$(2,317)	**$(61,881)**	$(49,195)

The 2008 net accrued postretirement benefit cost of $61.9 million is represented by a current liability in the amount of $4.7 million and a long-term liability in the amount of $57.2 million on the Consolidated Balance Sheet. The 2007 net accrued postretirement benefit cost of $49.2 million is represented by a current liability in the amount of $3.5 million and a long-term liability in the amount of $45.7 million on the Consolidated Balance Sheet.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2008, are as follows:

December 31,	U.S. Plans		Non-U.S. Plans		Total	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Net loss (gain)	**$15,347**	$6,962	**$(597)**	$(1,015)	**$14,750**	$5,947
Prior service cost (credit)	**2,091**	1,960		—	**2,091**	1,960
Total cost (credit)	**$17,438**	$8,922	**$(597)**	$(1,015)	**$16,841**	$7,907

The pre-tax amounts in accumulated other comprehensive loss of December 31, 2008, that are expected to be recognized as a credit to net periodic benefit cost during 2009 are as follows:

	U.S. Plans	Non U.S. Plans	Total
Net loss (gain)	$ 821	$(30)	$ 791
Prior service credit	(512)		(512)
Total credit	$ 309	$(30)	$ 279

Nonpension postretirement benefit payments net of estimated future Medicare Part D subsidy payments and future retiree contributions, are anticipated to be paid as follows:

Fiscal Year	U.S. Plans	Non U.S. Plans	Total
2009	$ 4,527	$157	$ 4,684
2010	$ 4,872	$159	$ 5,031
2011	$ 5,263	$160	$ 5,423
2012	$ 5,736	$157	$ 5,893
2013	$ 5,734	$155	$ 5,889
2014-2018	$27,732	$740	$28,472

Prior to September 1, 2008, we also provided retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. This was an insured, premium-based arrangement. Related to this plan, approximately $0.5 million, $0.5 million and $0.7 million were charged to expense for the years ended December 31, 2008, 2007 and 2006, respectively. During the second quarter of 2008, we amended our U.S. non-pension postretirement plans to cover employees and retirees previously covered under the multi-employer plan. This plan amendment was effective September 1, 2008 and resulted in a charge of $3.4 million to other comprehensive loss during the second quarter of 2008.

13. Net Income per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31,	2008	2007	2006
Numerator for earnings per share — net (loss) income that is available to common shareholders	**$ (80,463)**	$ (2,307)	$ (20,899)
Denominator for basic earnings per share — weighted-average shares outstanding	**14,671,500**	14,472,011	14,182,314
Effect of dilutive securities(1)	—	—	—
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	**14,671,500**	14,472,011	14,182,314
Basic loss per share	**$ (5.48)**	$ (0.16)	$ (1.47)
Diluted loss per share	**$ (5.48)**	$ (0.16)	$ (1.47)

(1) The effect of employee stock options, warrants, restricted stock units, performance shares and the employee stock purchase plan (ESPP), 237,802, 283,009 and 11,584 shares for the years ended December 31, 2008, 2007 and 2006, respectively, were anti-dilutive and thus not included in the earnings per share calculation. These amounts would have been dilutive if not for the net loss.

When applicable, diluted shares outstanding include the dilutive impact of in-the-money options, which are calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

14. Employee Stock Benefit Plans

We have three stock-based employee compensation plans. We also have an Employee Stock Purchase Plan (ESPP) under which eligible employees may purchase a limited number of shares of Libbey Inc. common stock at a discount. As a cost savings initiative, we have announced that the ESPP will be terminated effective May 31, 2009.

On January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) SFAS No. 123-R. SFAS No. 123-R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. Share-based compensation cost is measured based on the fair value of the equity or liability instruments issued. SFAS No. 123-R applies to all of our outstanding unvested share-based payment awards as of January 1, 2006, and all prospective awards using the modified prospective transition method without restatement of prior periods.

On December 6, 2005, the Company's Board of Directors, acting as the Compensation Committee of the whole, accelerated the vesting of all outstanding and unvested nonqualified stock options granted through 2004 under the Company's 1999 Equity Participation Plan and Amended and Restated 1999 Equity Participation Plan. As a result, options to purchase 258,731 shares of the Company's common stock became exercisable on December 6, 2005. Of that amount, options that were granted through 2004 to the Company's named executive officers became immediately exercisable. In the case of each of the stock options in question, the exercise price greatly exceeded the fair market value of the Company's common stock on December 6, 2005. The decision to accelerate vesting of these options was made primarily to avoid recognition of compensation expense related to these underwater stock options in financial statements relating to future fiscal periods. By accelerating these underwater stock options, the Company has reduced the stock option expense it otherwise would have been required to record by approximately $0.4 million in 2006, $0.1 million in 2007 and $0.04 million in 2008 on a pre-tax basis.

Equity Participation Plan Program Description

We have three equity participation plans: (1) the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees, (2) the Amended and Restated 1999 Equity Participation Plan of Libbey Inc. and (3) the Libbey Inc. 2006 Omnibus Incentive Plan. Although options previously granted under the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees and the Amended and Restated 1999 Equity Participation Plan of Libbey Inc. remain outstanding, no further grants of equity-based compensation may be made under those plans. However, up to a total of 1,500,000 shares of Libbey Inc. common stock are available for issuance as equity-based compensation under the Libbey Inc. 2006 Omnibus Incentive Plan. Under the Libbey Inc. 2006 Omnibus Incentive Plan, grants of equity-based compensation may take the form of stock options, stock appreciation rights, performance shares or units, restricted stock or restricted stock units or other stock-based awards. Employees and directors are eligible for awards under this plan. During 2008, there were grants of 147,976 stock options, 80,368 performance shares, 100,725 restricted stock units and 1,500 stock appreciation rights. During 2007, there were grants of 284,122 stock options, 71,644 performance shares, 190,304 restricted stock units and 4,500 stock appreciation rights. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The vesting period of options, stock appreciation rights and restricted stock units outstanding as of December 31, 2008, is generally four years. Stock options are amortized over the vesting period using the FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25" (FIN 28), expense attribution methodology. The impact of applying the provisions of SFAS No. 123-R is a pre-tax compensation expense of $3.5 million, $3.4 million and $1.3 million in selling, general and administrative expenses in the Consolidated Statement of Operations for 2008, 2007 and 2006, respectively.

Non-Qualified Stock Option and Employee Stock Purchase Plan (ESPP) Information

We have an ESPP under which 950,000 shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of common stock at a discount of up to 15 percent of the market value at certain plan-defined dates. The ESPP terminates on May 31, 2009. In 2008 and 2007, shares issued under the ESPP totaled 113,247 and 105,453, respectively. At December 31, 2008, 456,200 shares were available for issuance under the ESPP. At December 31, 2007, 469,447 shares were available for issuance under the ESPP. Repurchased common stock is being used to fund the ESPP.

A participant may elect to have payroll deductions made during the offering period in an amount not less than 2 percent and not more than 20 percent of the participant's compensation during the option period. The option period starts on the offering date (June 1st) and ends on the exercise date (May 31st). In no event may the option price per share be less than the par value per share ($.01) of common stock. All options and rights to participate in the ESPP are nontransferable and subject to forfeiture in accordance with the ESPP guidelines. In the event of certain corporate transactions, each option outstanding under the ESPP will be assumed or the successor corporation or a parent or subsidiary of such successor corporation will substitute an equivalent option. Compensation expense for 2008, 2007 and 2006 related to the ESPP is $0.6 million, $0.5 million and $0.4 million, respectively.

Stock option compensation expense of $1.1 million, $0.8 million and $0.3 million is included in the Consolidated Statements of Operations for 2008, 2007 and 2006, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. There were 147,976 stock option grants made during 2008. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2008 is $7.34. There were 284,132 and 10,000 stock option grants made during 2007 and 2006, respectively. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of option granted during 2007 and 2006 was $7.22 and $3.32, respectively. The fair value of each option is estimated on the date of grant with the following weighted-average assumptions:

	2008	2007	2006
Stock option grants:			
Risk-free interest	**3.30%**	4.64%	4.57%
Expected term	**6.3 years**	6.1 years	6.5 years
Expected volatility	**48.20%**	47.40%	37.90%
Dividend yield	**0.65%**	0.71%	3.19%
Employee Stock Purchase Plan:			
Risk-free interest	**2.18%**	4.91%	4.99%
Expected term	**12 months**	12 months	12 months
Expected volatility	**57.30%**	60.04%	58.30%
Dividend yield	**0.89%**	0.43%	2.20%

- The risk-free interest rate is based on the U.S. Treasury yield curve at the time of grant and has a term equal to the expected life.

- The expected term represents the period of time the options are expected to be outstanding. Additionally, we use historical data to estimate option exercises and employee forfeitures. The Company uses the Simplified Method defined by the SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107), to estimate the expected term of the option, representing the period of time that options granted are expected to be outstanding.

- The expected volatility was developed based on historic stock prices commensurate with the expected term of the option. We use projected data for expected volatility of our stock options based on the average of daily, weekly and monthly historical volatilities of our stock price over the expected term of the option and other economic data trended into future years.

- The dividend yield is calculated as the ratio based on our most recent historical dividend payments per share of common stock at the grant date to the stock price on the date of grant.

Information with respect to our stock option activity for 2008, 2007, and 2006 is as follows:

Options	Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual life (In years)	Aggregate Intrinsic Value
Outstanding balance at December 31, 2005	1,555,556	$28.04	6	$ —
Granted	10,000	10.20		
Exercised	—	—		
Canceled	(153,930)	28.03		
Outstanding balance at December 31, 2006	1,411,626	27.43	5	$ 100
Granted	284,132	14.60		
Exercised	(7,920)	11.11		
Canceled	(167,542)	31.26		
Outstanding balance at December 31, 2007	**1,520,296**	**24.67**	**5**	**$1,181**
Granted	**147,976**	**15.08**		
Exercised	**—**	**—**		
Canceled	**(194,295)**	**34.98**		
Outstanding balance at December 31, 2008	**1,473,977**	**$22.37**	**5**	**$ —**
Exercisable at December 31, 2008	**1,076,152**	**$25.16**		**$ —**

Intrinsic value for share-based instruments is defined as the difference between the current market value and the exercise price. SFAS No. 123-R requires the benefits of tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefit) to be classified as financing cash flows. There were no stock options exercised during 2008, 7,920 stock options exercised in 2007 and no stock options exercised in 2006.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Libbey Inc. closing stock price of $1.25 as of December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. As of December 31, 2008, 1,076,527 outstanding options were exercisable, and the weighted average exercise price was $25.16. As of December 31, 2007, 1,183,286 outstanding options were exercisable, and the weighted average exercise price was $27.70. As of December 31, 2006, 1,315,790 outstanding options were exercisable, and the weighted average exercise price was $28.58.

As of December 31, 2008, $1.0 million of total unrecognized compensation expense related to nonvested stock options is expected to be recognized within the next three years on a weighted-average basis. The total fair value of shares vested during 2008 is $0.5 million. Shares issued for exercised options are issued from treasury stock.

The following table summarizes our nonvested stock option activity for 2008, 2007 and 2006:

	Shares	Weighted-Average Value (per Share)
Nonvested at January 1, 2006	145,260	$3.82
Granted	10,000	$3.32
Vested	(57,644)	$3.82
Canceled	(1,780)	$3.82
Nonvested at December 31, 2006	95,836	$3.82
Granted	284,132	$7.22
Vested	(34,172)	$3.75
Canceled	(8,786)	$4.57
Nonvested at December 31, 2007	**337,010**	**$6.67**
Granted	**147,976**	**$7.34**
Vested	**(87,536)**	**$5.54**
Canceled	**—**	**$ —**
Nonvested at December 31, 2008	**397,450**	**$7.17**

Performance Share Information

Performance share compensation expense of $0.2 million, $0.6 million and $0.3 million for 2008, 2007 and 2006, respectively, is included in our Statement of Operations.

Under the Libbey Inc. 2006 Omnibus Incentive Plan, we grant select executives and key employees performance shares. The number of performance shares granted to an executive is determined by dividing the value to be transferred to the executive, expressed in U.S. dollars and determined as a percentage of the executive's long-term incentive target (which in turn is a percentage of the executive's base salary on January 1 of the year in which the performance shares are granted), by the average closing price of Libbey Inc. common stock over a period of 60 consecutive trading days ending on the date of the grant.

The performance shares are settled by issuance to the executive of one share of Libbey Inc. common stock for each performance share earned. Performance shares are earned only if and to the extent we achieve certain company-wide performance goals over performance cycles of between 1 and 3 years.

A summary of the activity for performance shares under the Libbey Inc. 2006 Omnibus Incentive Plan for 2008, 2007 and 2006 is presented below:

Performance Shares	Shares
Outstanding balance at January 1, 2006	—
Granted	71,139
Issued	—
Canceled	—
Outstanding balance at December 31, 2006	71,139
Granted	71,644
Issued	(29,185)
Canceled	—
Outstanding balance at December 31, 2007	**113,598**
Granted	**80,368**
Issued	**(14,626)**
Canceled	**—**
Outstanding balance at December 31, 2008	**179,340**

Of this amount, 14,387 performance shares were earned as of December 31, 2008, and as a result, 14,387 shares of Libbey Inc. common stock were issued in February 2009 to the executives in settlement of these performance shares.

The weighted-average grant-date fair value of the performance shares granted during 2008, 2007 and 2006 was $15.35, $12.97 and $9.88, respectively. As of December 31, 2008, there was $0.6 million of total unrecognized compensation cost related to nonvested performance shares granted. That cost is expected to be recognized over a period of 2 years. Shares issued for performance share awards are issued from treasury stock.

Stock and Restricted Stock Unit Information

Compensation expense of $1.6 million, $1.5 million and $0.3 million for 2008, 2007 and 2006, respectively, is included in our Statement of Operations to reflect grants of restricted stock units and of stock.

Under the Libbey Inc. 2006 Omnibus Incentive Plan, we grant members of our Board of Directors restricted stock units or shares of unrestricted stock. The restricted stock units or shares granted to Directors are immediately vested and all compensation expense is recognized in our Statement of Operations in the year the grants are made. In addition, we grant restricted stock units to select executives, and we grant shares of restricted stock to key employees. The restricted stock units granted to select executives vest generally over four years. The restricted stock units granted to key employees generally vest on the first anniversary of the grant date.

A summary of the activity for restricted stock units under the Libbey Inc. 2006 Omnibus Incentive Plan for 2008 and 2007 is presented below:

Restricted Stock Units	Shares
Outstanding balance at January 1, 2007	—
Granted	190,304
Awarded	(20,146)
Canceled	—
Outstanding balance at December 31, 2007	**170,158**
Granted	**100,725**
Awarded	**(67,972)**
Canceled	**(300)**
Outstanding balance at December 31, 2008	**202,611**

The weighted-average grant-date fair value of the restricted stock units granted during 2008 and 2007 was $14.63 and $13.91, respectively. As of December 31, 2008, there was $1.1 million of total unrecognized compensation cost related to nonvested restricted stock units granted. That cost is expected to be recognized over a period of 3 years. Shares issued for restricted stock unit awards are issued from treasury stock.

Employee 401(k) Plan Retirement Fund and Non-Qualified Executive Savings Plan

We sponsor the Libbey Inc. Salary and Hourly 401(k) Plans (the Plan) to provide retirement benefits for our employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

For the Salary Plan, employees can contribute from 1 percent to 50 percent of their annual salary on a pre-tax basis, up to the annual IRS limits. During 2008 and 2007, we matched 100 percent on the first 1 percent and matched 50 percent on the next two to five percent of pretax contributions to a maximum of 3.5 percent of compensation. During 2006, we matched an amount equal to 50 percent of employee pretax contributions up to the first 6 percent of eligible earnings that are contributed by employees. For the Hourly Plan, employees can contribute from 1 percent to 25 percent of their annual pay up to the annual IRS limits. We match 50 percent of the first 6 percent of eligible earnings that are contributed by employees on a pretax basis. Therefore, the maximum matching contribution that we may allocate to each participant's account did not exceed $8,050 for the Salary Plan or $6,900 for the Hourly Plan for the 2008 calendar year due to the $230,000 annual limit on eligible earnings imposed by the Internal Revenue Code. Starting in 2003, we used treasury stock for the company match contributions to the Plans; however, we discontinued that practice as to salaried positions beginning January 1, 2007, and effective January 1, 2008 we discontinued that practice with hourly positions also. All matching contributions are now made in cash and vest immediately.

Effective January 1, 2005, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50 percent of their eligible compensation or the limit of $5,000 set forth in the Internal Revenue Code for the 2008 calendar year. The catch-up contributions are not eligible for matching contributions.

We have a non-qualified Executive Savings Plan (ESP) for those employees whose salaries exceed the IRS limit. Libbey matched employee contributions under the ESP. Libbey's matching contribution during 2008 equaled 100 percent of the first one percent and 50 percent of the next two to five percent of eligible earnings that were contributed on a pretax basis by the employees.

Our matching contributions to both Plans totaled $2.6 million, $2.6 million, and $2.2 million in 2008, 2007, and 2006, respectively. The company suspended matching contributions under the Plans for salaried and non-union employees effective March 16, 2009.

15. Derivatives

We hold derivative financial instruments to hedge certain interest rate risks associated with our long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. Most of these derivatives, except for certain natural gas contracts at Syracuse China and the foreign currency contracts, qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

During December 2008, we announced the closing of the Syracuse China facility in early April 2009 (see note 9). At the time of the announcement we held natural gas contracts for the Syracuse China facility with a settlement date after March 2009 of 165,000 million British Thermal Units (BTU's). The closure of this facility has rendered the forecasted transactions related to these contracts not probable of occurring. Under FASB Statement No. 133, *Accounting for Derivative Instrument and Hedging Activities* (FAS 133), when the forecasted transactions of a hedging relationship becomes not probable of occurring, the gains or losses that have been classified in Other Comprehensive Income in prior periods for those contracts effected should be reclassified into earnings. We recognized $0.4 million in other income (expense) on the Consolidated Statement of Operations relating to these contracts.

We use commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid from adverse price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. The fair values of these instruments are determined from market quotes. At December 31, 2008, we had commodity futures contracts for 5,280,000 million BTU's of natural gas with a fair market value of $(14.9) million. We have hedged a portion of forecasted transactions through December 2011. At December 31, 2007, we had commodity futures contracts for 2,820,000 million BTU's of natural gas with a fair market value of $(1.8) million.

We also use Interest Rate Protection Agreements (Rate Agreements) to manage our exposure to variable interest rates. These Rate Agreements effectively convert a portion of our borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. These instruments are valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. At December 31, 2008, we had Rate Agreements for $200.0 million of variable rate debt with a fair market value of $(6.8) million. At December 31, 2007, we had Rate Agreements for $200.0 million of variable rate debt with a fair market value of $(5.3) million.

Our foreign currency exposure arises from transactions denominated in a currency other than the U.S. dollar, primarily associated with anticipated purchases of new equipment or net investment in a foreign operation. The fair values of these instruments are determined from market quotes. We have not changed our methods of calculating these values or developing underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. In January 2008, we entered into a series of foreign currency contracts to sell Canadian dollars. As of December 31, 2008 all of these contracts have expired. During April 2007, we entered into a foreign currency contract for 212.0 million pesos for a contractual payment due to Vitro in January 2008, related to the Crisa acquisition. The fair value of this contract was $0.4 million as of December 31, 2007.

The fair values of the Rate Agreements, commodity contracts and foreign currency contracts are included in our Consolidated Balance Sheets in derivative liability, other long term liabilities and prepaid and other current assets.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate, natural gas and foreign currency hedges, as the counterparties are established financial institutions. All counterparties were rated A or better as of December 31, 2008, by Standard and Poors.

Most of our derivatives qualify and are designated as cash flow hedges (except certain natural gas contracts at Syracuse China) at December 31, 2008. Hedge accounting is applied only when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in other income (expense) on the Consolidated Statement of Operations. We recognized a loss of $0.5 million and $0.4 million for December 31, 2008 and 2007, respectively, representing the total ineffectiveness of all cash flow hedges.

The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts reclassified into earnings related to rate agreements are included in interest expense and natural gas futures contracts in natural gas expense included in cost of sales.

16. Comprehensive Income (Loss)

Total comprehensive (loss) income (net of tax) includes:

Year Ended December 31,	2008	2007	2006
Net loss	**$ (80,463)**	$(2,307)	$(20,899)
Effect of derivatives, net of tax benefit of $3,390, $0 and $1,263	**(10,300)**	(3,224)	(6,829)
Minimum pension liability and intangible pension asset (including equity investments for 2006), net of tax provision of $282, $0 and $4,733	**(58,607)**	(2,956)	10,650
Effect of exchange rate fluctuation	**(4,402)**	9,712	3,070
Total comprehensive (loss) income	**$(153,772)**	$ 1,225	$(14,008)

Accumulated other comprehensive loss (net of tax) includes:

December 31,	2008	2007	2006
Minimum pension liability and intangible pension asset (including equity investments for 2006)	**$(103,407)**	$(44,800)	$(20,065)
Adoption of SFAS 158	—	—	(21,779)
Derivatives	**(16,610)**	(6,310)	(3,086)
Exchange rate fluctuation	**4,231**	8,633	(1,079)
Total	**$(115,786)**	$(42,477)	$(46,009)

The change in other comprehensive loss related to cash flow hedges is as follows:

Year Ended December 31,	2008	2007	2006
Change in fair value of derivative instruments	**$(13,690)**	$(3,224)	$(8,092)
Less: Income tax benefit	**3,390**	—	1,263
Other comprehensive loss related to derivatives	**$(10,300)**	$(3,224)	$(6,829)

The following table identifies the detail of cash flow hedges in accumulated other comprehensive (loss) income:

December 31,	2008	2007	2006
Balance at beginning of year	**$ (6,310)**	$(3,086)	$ 3,743
Current year impact of changes in value (net of tax):			
Rate agreements	**(1,077)**	(6,423)	1,015
Natural gas	**(9,223)**	3,199	(7,844)
Subtotal	**(10,300)**	(3,224)	(6,829)
Balance at end of year	**$(16,610)**	$(6,310)	$(3,086)

17. Fair Value

We adopted SFAS 157 as of January 1, 2008, but we have not applied the statement to non-recurring, nonfinancial assets and liabilities. The adoption of SFAS 157 did not have a material impact on our fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 — Unobservable inputs based on our own assumptions.

	Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Commodity futures natural gas contracts	$—	$(14,868)	$—	$(14,868)
Interest rate protection agreements	$—	$ (6,761)	$—	$ (6,761)
Total derivative liability	$—	$(21,629)	$—	$(21,629)

The fair values of our interest rate protection agreements are based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. The fair values of our commodity futures natural gas contracts are determined using observable market inputs. Since these inputs are observable in active markets over the terms that the instruments are held, the derivatives are classified as Level 2 in the hierarchy. We also evaluate Company and counterparty risk in determining fair values. The total derivative liability is recorded on the Consolidated Balance Sheets with $17.4 million in derivative liability and $3.7 million in other long term liabilities.

The commodity futures natural gas contracts and interest rate protection agreements are hedges of either recorded assets or liabilities or anticipated transactions. Changes in values of the underlying hedged assets and liabilities or anticipated transactions are not reflected in the above table.

18. Operating Leases

Rental expense for all non-cancelable operating leases, primarily for warehouses, was $18.5 million, $15.8 million and $10.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum rentals under operating leases are as follows:

2009	2010	2011	2012	2013	2014 and Thereafter
$16,809	$14,296	$12,509	$10,334	$9,359	$57,556

19. Other Income (Expense)

Items included in other income (expense) in the Consolidated Statements of Operations are as follows:

Year Ended December 31,	2008	2007	2006
Gain on sales of land at Syracuse and Royal Leerdam	**$ —**	$5,457	$ —
Gain (loss) on currency translation	**668**	1,962	(1,021)
Hedge ineffectiveness(1)	**(461)**	423	(2,406)
Other	**912**	936	191
Total other income (expense)	**$1,119**	$8,778	$(3,236)

(1) Includes $(0.4) million related to gas hedges at Syracuse China in 2008. See note 9.

20. Segments

With the acquisition of Crisa and our growing focus on the global market, effective for the quarter ended September 30, 2006, we formed three reportable segments from which we derive revenue from external customers. We have reclassified prior period amounts to conform to the current presentation. Some operating segments were aggregated to arrive at the disclosed reportable segments. The segments are distinguished as follows:

- North American Glass — includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other — includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International — includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

The accounting policies of the segments are the same as those described in note 2 of the Notes to Consolidated Financial Statements. We do not have any customers who represent 10 percent or more of total sales. We evaluate the performance of our segments based upon sales and Earnings Before Interest and Taxes and Minority Interest (EBIT). Intersegment sales are consummated at arm's length and are reflected in eliminations in the table below.

December 31,	2008	2007	2006
Net Sales:			
North American Glass	**$ 554,128**	$ 568,495	$ 476,696
North American Other	**111,029**	121,217	114,581
International	**153,532**	136,727	106,798
Eliminations	**(8,482)**	(12,279)	(8,595)
Consolidated	**$ 810,207**	$ 814,160	$ 689,480
EBIT:			
North American Glass	**$ 25,495**	$ 54,492	$ 5,471
North American Other	**(17,696)**	15,670	9,382
International	**(12,228)**	4,717	3,161
Consolidated	**$ (4,429)**	$ 74,879	$ 18,014
Special charges (excluding write-off of financing fees) (see note 9):			
North American Glass	**$ 5,356**	$ —	$ 18,534
North American Other	**28,252**	—	(42)
International	**11,890**	—	—
Consolidated	**$ 45,498**	$ —	$ 18,492
Equity earnings:			
North American Glass	**$ —**	$ —	$ —
North American Other	**—**	—	—
International	**—**	—	1,986
Consolidated	**$ —**	$ —	$ 1,986
Depreciation & amortization:			
North American Glass	**$ 26,004**	$ 25,558	$ 22,102
North American Other	**3,123**	3,328	3,450
International	**15,303**	12,686	10,168
Consolidated	**$ 44,430**	$ 41,572	$ 35,720
Capital expenditures:			
North American Glass	**$ 21,170**	$ 25,711	$ 30,286
North American Other	**611**	1,474	1,173
International	**23,936**	15,936	42,139
Consolidated	**$ 45,717**	$ 43,121	$ 73,598

December 31,	2008	2007	2006
Total assets:			
North American Glass	**$ 840,403**	$ 927,431	$ 849,751
North American Other	**54,089**	83,064	86,795
International	**429,749**	443,132	421,315
Eliminations	**(502,687)**	(554,156)	(479,730)
Consolidated	**$ 821,554**	$ 899,471	$ 878,131
Reconciliation of EBIT to net loss:			
Segment EBIT	**$ (4,429)**	$ 74,879	$ 18,014
Interest Expense	**(69,720)**	(65,888)	(46,594)
Income Taxes	**(6,314)**	(11,298)	7,747
Minority Interest	**—**	—	(66)
Net Loss	**$ (80,463)**	$ (2,307)	$ (20,899)

Total assets for our North American Other reporting segment previously reported for 2007 and 2006 were overstated by $285.4 million and $282.3 million for 2007 and 2006, respectively. Total assets previously included holding companies with inter-company investments which should have been reported on the eliminations line in this footnote disclosure. The reclassification had no impact on our previously reported consolidated balance sheets, consolidated statements of operations, including net income and earnings per share, consolidated statements of shareholders' equity or consolidated statements of cash flows for any period.

Our operations by geographic areas for 2008, 2007 and 2006 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Net sales to customers located in the U.S., Mexico, and Other regions are shown in the table below. The long-lived assets include net fixed assets, goodwill and equity investments.

	United States	Mexico	All Other	Eliminations	Consolidated
2008					
Net sales:					
Customers	**$451,794**	**$131,383**	**$227,030**		**$810,207**
Intercompany	**50,825**	**9,402**	**3,555**	**$(63,782)**	**—**
Total net sales	**$502,619**	**$140,785**	**$230,585**	**$(63,782)**	**$810,207**
Long-lived assets	**$139,673**	**$199,583**	**$145,066**	**$ —**	**$484,322**
2007					
Net sales:					
Customers	$459,294	$123,966	$230,900		$814,160
Intercompany	52,617	8,774	2,925	$(64,316)	—
Total net sales	$511,911	$132,740	$233,825	$(64,316)	$814,160
Long-lived assets	$160,662	$202,924	$143,551	$ —	$507,137
2006					
Net sales:					
Customers	$437,159	$ 65,322	$186,999		$689,480
Intercompany	22,817	3,921	1,187	$(27,925)	—
Total net sales	$459,976	$ 69,243	$188,186	$(27,925)	$689,480
Long-lived assets	$167,156	$194,876	$129,793	$ —	$491,825

21. Condensed Consolidated Guarantor Financial Statements

Libbey Glass is a direct, 100 percent owned subsidiary of Libbey Inc. and the issuer of the Senior Notes and the PIK Notes. The obligations of Libbey Glass under the Senior Notes and the PIK Notes are fully and unconditionally and jointly and severally guaranteed by Libbey Inc. and by certain indirect, 100 percent owned domestic subsidiaries of Libbey Inc. as described below. All are related parties that are included in the Consolidated Financial Statements for the year ended December 31, 2008.

At December 31, 2008, December 31, 2007 and December 31, 2006, Libbey Inc.'s indirect, 100 percent owned domestic subsidiaries were Syracuse China Company, World Tableware Inc., LGA4 Corp., LGA3 Corp., The Drummond Glass Company, LGC Corp., Traex Company, Libbey.com LLC, LGFS Inc., LGAC LLC and Crisa Industrial LLC (collectively, the "Subsidiary Guarantors"). The following tables contain condensed consolidating financial statements of (a) the parent, Libbey Inc., (b) the issuer, Libbey Glass, (c) the Subsidiary Guarantors, (d) the indirect subsidiaries of Libbey Inc. that are not Subsidiary Guarantors (collectively, "Non-Guarantor Subsidiaries"), (e) the consolidating elimination entries, and (f) the consolidated totals.

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2008	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$392,738	$111,029	$363,625	$(57,185)	$810,207
Freight billed to customers	—	743	1,220	459	—	2,422
Total revenues	—	393,481	112,249	364,084	(57,185)	812,629
Cost of sales	—	345,669	104,683	310,125	(57,185)	703,292
Gross profit	—	47,812	7,566	53,959	—	109,337
Selling, general and administrative expenses	—	44,269	11,265	32,917	—	88,451
Special charges	—	683	13,861	11,890	—	26,434
Income (loss) from operations	—	2,860	(17,560)	9,152	—	(5,548)
Other income (expense)	—	(2,332)	(504)	3,955	—	1,119
Earnings (loss) before interest and income taxes and minority interest	—	528	(18,064)	13,107	—	(4,429)
Interest expense	—	62,730	1	6,989	—	69,720
Earnings (loss) before income taxes and minority interest	—	(62,202)	(18,065)	6,118	—	(74,149)
Provision (benefit) for income taxes	—	(7,380)	9,284	4,410	—	6,314
Net income (loss) before minority interest	—	(54,822)	(27,349)	1,708	—	(80,463)
Minority interest and equity in net income (loss) of subsidiaries	(80,463)	(25,641)	—	—	106,104	—
Net income (loss)	$(80,463)	$(80,463)	$(27,349)	$ 1,708	$106,104	$(80,463)

The following represents the total special charges included in the above Statement of Operations (see note 9):

Special charges included in:						
Cost of sales	$ —	$ 3,795	$ 14,007	$ 879	$ —	$ 18,681
Special charges	—	683	13,861	11,890	—	26,434
Other income (expense)	—	—	(383)	—	—	(383)
Total pretax special charges	$ —	$ 4,478	$ 28,251	$ 12,769	$ —	$ 45,498
Special charges net of tax	$ —	$ 4,478	$ 28,251	$ 12,523	$ —	$ 45,252

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$409,788	$121,217	$341,799	$(58,644)	$814,160
Freight billed to customers	—	566	1,341	300	—	2,207
Total revenues	—	410,354	122,558	342,099	(58,644)	816,367
Cost of sales	—	335,575	96,934	284,833	(58,644)	658,698
Gross profit	—	74,779	25,624	57,266	—	157,669
Selling, general and administrative expenses	—	46,551	11,442	33,575	—	91,568
Income (loss) from operations	—	28,228	14,182	23,691	—	66,101
Other income (expense)	—	4,284	1,334	3,160	—	8,778
Earnings (loss) before interest and income taxes and minority interest	—	32,512	15,516	26,851	—	74,879
Interest expense	—	60,090	—	5,798	—	65,888
Earnings (loss) before income taxes and minority interest	—	(27,578)	15,516	21,053	—	8,991
Provision (benefit) for income taxes	—	(34,654)	19,497	26,455	—	11,298
Net income (loss) before minority interest	—	7,076	(3,981)	(5,402)	—	(2,307)
Minority interest and equity in net income (loss) of subsidiaries	(2,307)	(9,383)	—	—	11,690	—
Net income (loss)	$(2,307)	$ (2,307)	$ (3,981)	$ (5,402)	$ 11,690	$ (2,307)

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2006	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$386,924	$114,581	$211,041	$(23,066)	$689,480
Freight billed to customers	—	765	1,382	774	—	2,921
Total revenues	—	387,689	115,963	211,815	(23,066)	692,401
Cost of sales	—	314,342	96,715	181,246	(23,066)	569,237
Gross profit	—	73,347	19,248	30,569	—	123,164
Selling, general and administrative expenses	—	59,172	7,614	20,780	—	87,566
Special charges	—	(326)	(42)	16,702	—	16,334
Income (loss) from operations	—	14,501	11,676	(6,913)	—	19,264
Equity earnings (loss) — pretax	—	—	612	1,374	—	1,986
Other income (expense)	—	(803)	26	(2,459)	—	(3,236)
Earnings (loss) before interest and income taxes and minority interest	—	13,698	12,314	(7,998)	—	18,014
Interest expense	—	36,577	2	10,015	—	46,594
Earnings (loss) before income taxes and minority interest	—	(22,879)	12,312	(18,013)	—	(28,580)
Provision (benefit) for income taxes	—	(12,821)	5,298	(224)	—	(7,747)
Net income (loss) before minority interest	—	(10,058)	7,014	(17,789)	—	(20,833)
Minority interest and equity in net income (loss) of subsidiaries	(20,899)	(10,841)	—	(66)	31,740	(66)
Net income (loss)	**$(20,899)**	**$(20,899)**	**$ 7,014**	**$(17,855)**	**$ 31,740**	**$(20,899)**

The following represents the total special charges included in the above Statement of Operations (see note 9):

Special charges included in:						
Cost of sales	$ —	$ —	$ —	$ 2,158	$ —	$ 2,158
Special charges	—	(326)	(42)	16,702	—	16,334
Interest expense	—	3,490	—	1,416	—	4,906
Total pretax special charges	$ —	$ 3,164	$ (42)	$ 20,276	$ —	$ 23,398
Special charges net of tax	$	$ 2,307	$ (31)	$ 14,779	$ —	$ 17,055

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2008	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Cash and equivalents	$ —	$ 6,453	$ 413	$ 6,438	$ —	$ 13,304
Accounts receivable — net	—	32,789	6,076	37,207	—	76,072
Inventories — net	—	58,924	26,892	99,426	—	185,242
Other current assets	—	4,731	316	12,120	—	17,167
Total current assets	**—**	**102,897**	**33,697**	**155,191**	**—**	**291,785**
Other non-current assets	—	6,723	43	12,560	—	19,326
Investments in and advances to subsidiaries	(57,889)	406,812	272,761	143,459	(765,143)	—
Goodwill and purchased intangible assets — net	—	28,216	15,780	148,861	—	192,857
Total other assets	**(57,889)**	**441,751**	**288,584**	**304,880**	**(765,143)**	**212,183**
Property, plant and equipment — net	—	91,367	7,697	218,522	—	317,586
Total assets	**$(57,889)**	**$636,015**	**$329,978**	**$678,593**	**$(765,143)**	**$821,554**
Accounts payable	$ —	$ 9,370	$ 2,794	$ 42,264	$ —	$ 54,428
Accrued and other current liabilities	—	36,589	19,700	35,908	—	92,197
Notes payable and long-term debt due within one year	—	215	—	4,186	—	4,401
Total current liabilities	**—**	**46,174**	**22,494**	**82,358**	**—**	**151,026**
Long-term debt	—	451,772	—	94,084	—	545,856
Other long-term liabilities	—	140,936	14,185	27,440	—	182,561
Total liabilities	**—**	**638,882**	**36,679**	**203,882**	**—**	**879,443**
Total shareholders' equity	**(57,889)**	**(2,867)**	**293,299**	**474,711**	**(765,143)**	**(57,889)**
Total liabilities and shareholders' equity	**$(57,889)**	**$636,015**	**$329,978**	**$678,593**	**$(765,143)**	**$821,554**

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Cash and equivalents	$ —	$ 20,834	$ 532	$ 15,173	$ —	$ 36,539
Accounts receivable — net	—	39,249	9,588	44,496	—	93,333
Inventories — net	—	71,856	37,890	84,333	—	194,079
Other current assets	—	9,243	467	10,721	—	20,431
Total current assets	**—**	**141,182**	**48,477**	**154,723**	**—**	**344,382**
Other non-current assets	—	12,955	596	3,670	—	17,221
Investments in and advances to subsidiaries	93,115	346,905	277,576	130,751	(848,347)	—
Goodwill and purchased intangible assets — net	—	26,833	16,089	165,169	—	208,091
Total other assets	**93,115**	**386,693**	**294,261**	**299,590**	**(848,347)**	**225,312**
Property, plant and equipment — net	—	100,742	19,389	209,646	—	329,777
Total assets	**$93,115**	**$628,617**	**$362,127**	**$663,959**	**$(848,347)**	**$899,471**
Accounts payable	$ —	$ 20,126	$ 7,246	$ 46,221	$ —	$ 73,593
Accrued and other current liabilities	—	46,184	7,614	47,609	—	101,407
Notes payable and long-term debt due within one year	—	209	—	1,326	—	1,535
Total current liabilities	**—**	**66,519**	**14,860**	**95,156**	**—**	**176,535**
Long-term debt	—	428,896	—	66,203	—	495,099
Other long-term liabilities	—	96,622	5,496	32,604	—	134,722
Total liabilities	**—**	**592,037**	**20,356**	**193,963**	**—**	**806,356**
Total shareholders' equity	**93,115**	**36,580**	**341,771**	**469,996**	**(848,347)**	**93,115**
Total liabilities and shareholders' equity	**$93,115**	**$628,617**	**$362,127**	**$663,959**	**$(848,347)**	**$899,471**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2008	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$(80,463)	$(80,463)	$(27,349)	$ 1,708	$ 106,104	$(80,463)
Depreciation and amortization	—	14,904	3,123	26,403	—	44,430
Other operating activities	80,463	65,694	24,718	(29,778)	(106,104)	34,993
Net cash provided by (used in) operating activities	—	135	492	(1,667)	—	(1,040)
Additions to property, plant & equipment	—	(13,003)	(611)	(32,103)	—	(45,717)
Other investing activities	—	117	—	—	—	117
Net cash provided by (used in) investing activities	—	(12,886)	(611)	(32,103)	—	(45,600)
Net borrowings	—	(164)	—	27,458	—	27,294
Other financing activities	—	(1,466)	—	—	—	(1,466)
Net cash provided by (used in) financing activities	—	(1,630)	—	27,458	—	25,828
Exchange effect on cash	—	—	—	(2,423)	—	(2,423)
Increase (decrease) in cash	—	(14,381)	(119)	(8,735)	—	(23,235)
Cash at beginning of period	—	20,834	532	15,173	—	36,539
Cash at end of period	**$ —**	**$ 6,453**	**$ 413**	**$ 6,438**	**$ —**	**$ 13,304**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$(2,307)	$ (2,307)	$(3,981)	$ (5,402)	$ 11,690	$ (2,307)
Depreciation and amortization	—	15,143	3,329	23,100	—	41,572
Other operating activities	2,307	606	648	20,321	(11,690)	12,192
Net cash provided by (used in) operating activities	—	13,442	(4)	38,019	—	51,457
Additions to property, plant & equipment	—	(10,508)	(1,474)	(31,139)	—	(43,121)
Other investing activities	—	(3,237)	1,501	9,949	—	8,213
Net cash provided by (used in) investing activities	—	(13,745)	27	(21,190)	—	(34,908)
Net borrowings (repayments)	—	(155)	—	(20,695)	—	(20,850)
Other financing activities	—	(1,557)	—	—	—	(1,557)
Net cash provided by (used in) financing activities	—	(1,712)	—	(20,695)	—	(22,407)
Exchange effect on cash	—	—	—	631	—	631
Increase (decrease) in cash	—	(2,015)	23	(3,235)	—	(5,227)
Cash at beginning of period	—	22,849	509	18,408	—	41,766
Cash at end of period	**$ —**	**$ 20,834**	**$ 532**	**$ 15,173**	**$ —**	**$ 36,539**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2006	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net income (loss)	$(20,899)	$ (20,899)	$ 7,014	$ (17,855)	$ 31,740	$ (20,899)
Depreciation and amortization	—	16,841	3,364	15,515	—	35,720
Other operating activities	20,899	26,297	(7,699)	32,280	(31,740)	40,037
Net cash provided by (used in) operating activities	—	22,239	2,679	29,940	—	54,858
Additions to property, plant & equipment	—	(8,537)	(1,173)	(63,888)	—	(73,598)
Other investing activities	—	(229,009)	(1,297)	151,872	—	(78,434)
Net cash (used in) investing activities	—	(237,546)	(2,470)	87,984	—	(152,032)
Net borrowings	—	248,554	—	(96,041)	—	152,513
Other financing activities	—	(13,215)	—	(4,000)	—	(17,215)
Net cash provided by (used in) financing activities	—	235,339	—	(100,041)	—	135,298
Exchange effect on cash	—	—	—	400	—	400
Increase (decrease) in cash	—	20,032	209	18,283	—	38,524
Cash at beginning of period	—	2,817	300	125	—	3,242
Cash at end of period	**$ —**	**$ 22,849**	**$ 509**	**$ 18,408**	**$ —**	**$ 41,766**

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2008 and 2007:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	$187,276	$179,496	$224,828	$207,123	$211,536	$202,431	$186,567	$225,110
Gross profit	$ 30,337	$ 32,415	$ 42,168	$ 44,189	$ 37,934	$ 38,250	$ (1,102)	$ 42,815
Gross profit margin	*16.2%*	*18.1%*	*18.8%*	*21.3%*	*17.9%*	*18.9%*	*(0.6)%*	*19.0%*
Selling, general & administrative expenses	$ 20,859	$ 22,034	$ 23,451	$ 23,667	$ 23,377	$ 23,571	$ 20,764	$ 22,296
Special charges	$ —	$ —	$ —	$ —	$ —	$ —	$ 26,434	$ —
Income (loss) from operations (IFO)	$ 9,478	$ 10,381	$ 18,717	$ 20,522	$ 14,557	$ 14,679	$ (48,300)	$ 20,519
IFO margin	*5.1%*	*5.8%*	*8.3%*	*9.9%*	*6.9%*	*7.3%*	*(25.9)%*	*9.1%*
Earnings (loss) before interest and income taxes (EBIT)	$ 10,231	$ 12,226	$ 19,303	$ 21,161	$ 13,557	$ 16,240	$ (47,520)	$ 25,252
EBIT margin	*5.5%*	*6.8%*	*8.6%*	*10.2%*	*6.4%*	*8.0%*	*(25.5)%*	*11.2%*
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 21,527	$ 21,442	$ 30,541	$ 31,871	$ 24,456	$ 28,025	$ (36,523)	$ 35,113
EBITDA margin	*11.5%*	*11.9%*	*13.6%*	*15.4%*	*11.6%*	*13.8%*	*(19.6)%*	*15.6%*
Net income (loss)	$ (3,477)	$ (1,754)	$ (2,119)	$ 3,956	$ (5,958)	$ 445	$ (68,909)	$ (4,954)
Net income margin	*(1.9)%*	*(1.0)%*	*(0.9)%*	*1.9%*	*(2.8)%*	*0.2%*	*(36.9)%*	*(2.2)%*
Diluted earnings (loss) per share	$ (0.24)	$ (0.12)	$ (0.14)	$ 0.27	$ (0.40)	$ 0.03	$ (4.70)	$ (0.34)
Accounts receivable — net	$ 95,096	$ 94,384	$111,849	$103,423	$102,781	$108,993	$ 76,072	$ 93,333
DSO	*42.2*	*44.9*	*48.6*	*48.2*	*44.2*	*49.6*	*34.3*	*41.8*
Inventories — net	$208,180	$179,807	$202,464	$188,636	$204,485	$199,294	$185,242	$194,079
DIO	*92.5*	*85.5*	*88.0*	*87.9*	*87.9*	*90.7*	*83.5*	*87.1*
Accounts payable	$ 66,080	$ 62,792	$ 70,246	$ 63,704	$ 58,468	$ 56,045	$ 54,428	$ 73,593
DPO	*29.4*	*29.9*	*30.5*	*29.7*	*25.1*	*25.5*	*24.5*	*33.2*
Working capital	$237,196	$211,399	$244,067	$228,355	$248,798	$252,242	$206,886	$213,819
DWC	*105.3*	*100.5*	*106.1*	*106.4*	*107.0*	*114.7*	*93.3*	*95.7*
Percent of net sales	*28.9%*	*27.5%*	*29.1%*	*29.2%*	*29.3%*	*31.4%*	*25.5%*	*26.3%*
Net cash provided by (used in) operating activities	$ (28,139)	$ (37)	$ 5,080	$ 4,362	$ 13,309	$ 11,352	$ 8,710	$ 35,780
Free cash flow	$ (37,450)	$ (7,761)	$ (3,175)	$ (8,587)	$ 990	$ 2,664	$ (7,005)	$ 30,233
Total borrowings — net	$511,060	$488,359	$536,701	$493,317	$525,702	$491,742	$550,257	$496,634

The following table represents special charges (see note 9) included in the above quarterly data for the years ended December 31, 2008 and 2007:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2008	2007	2008	2007	2008	2007	2008	2007
Special charges included in:								
Cost of sales	$—	$—	$—	$—	$—	$—	$18,681	$—
Special charges	—	—	—	—	—	—	26,434	—
Other income (expense)	—	—	—	—	—	—	(383)	—
Total pre-tax special charges	$—	$—	$—	$—	$—	$—	$45,498	$—
Special charges — net of tax	$—	$—	$—	$—	$—	$—	$45,252	$—

Stock Market Information

Libbey Inc. common stock is listed for trading on the New York Stock Exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the New York Stock Exchange and dividends declared for our common stock were as follows:

	2008			2007		
	Price Range		Cash Dividend Declared	Price Range		Cash Dividend Declared
	High	Low		High	Low	
First Quarter	$17.60	$12.96	$0.025	$14.28	$11.17	$0.025
Second Quarter	$17.81	$ 7.43	$0.025	$24.65	$13.98	$0.025
Third Quarter	$11.25	$ 6.44	$0.025	$24.06	$13.76	$0.025
Fourth Quarter	$ 8.63	$ 1.04	$0.025	$19.32	$14.28	$0.025

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 (the "Exchange Act") reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. The Company's independent registered public accounting firm, Ernst & Young LLP, that audited the Company's Consolidated Financial Statements, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Information with respect to executive officers of Libbey is incorporated herein by reference to Item 4 of this report under the caption "Executive Officers of the Registrant." Information with respect to directors of Libbey is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?" in the Proxy Statement. Certain information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the caption "Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to the Audit Committee members, the Audit Committee financial experts, and material changes in the procedures by which shareholders can recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the captions "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?", "— What is the role of the Board's Committees?" and "— How does the Board select nominees for the Board?" in the Proxy Statement.

Libbey's Code of Business Ethics and Conduct applicable to its Directors, Officers (including Libbey's principal executive officer and principal financial & accounting officer) and employees, along with the Audit Committee Charter, Nominating and Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines is posted on Libbey's website at www.libbey.com. Libbey's Code of Business Ethics and Conduct is also available to any shareholder who submits a request in writing addressed to Susan A. Kovach, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060. In the event that Libbey amends or waives any of the provisions of the Code of Business Ethics and Conduct applicable to the principal executive officer or principal financial & accounting officer, Libbey intends to disclose the subsequent information on Libbey's website.

ITEM 11. ***EXECUTIVE COMPENSATION***

Information regarding executive compensation is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis" in the Proxy Statement.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the captions "Stock Ownership — Who are the largest owners of Libbey stock?" and "— How much stock do Libbey's directors and officers own?" in the Proxy Statement.

Information regarding equity compensation plans is incorporated herein by reference to Item 5 of this report under the caption "Equity Compensation Plan Information."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding certain relationships and related transactions is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Certain Relationships and Related Transactions — What related party transactions involved directors or related parties?" and "— How does the Board determine which directors are considered independent?" in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information regarding principal accounting fees and services is incorporated herein by reference to the information set forth under the caption "Audit-Related Matters — Who are Libbey's auditors?" and "— What fees has Libbey paid to its auditors for fiscal year 2008 and 2007?" in the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

a) Index of Financial Statements and Financial Statement Schedule Covered by Report of Independent Auditors.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the accompanying notes.

b) The accompanying Exhibit Index is hereby incorporated by reference. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBBEY INC.

by: /s/ Gregory T. Geswein

Gregory T. Geswein
Vice President and Chief Financial Officer

Date: March 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
William A. Foley	Director
Peter C. McC. Howell	Director
Carol B. Moerdyk	Director
Jean-René Gougelet	Director
Terence P. Stewart	Director
Carlos V. Duno	Director
Deborah G. Miller	Director
John C. Orr	Director
Richard I. Reynolds	Director, Executive Vice President, Chief Operating Officer
John F. Meier	Chairman of the Board of Directors, Chief Executive Officer

By: /s/ Gregory T. Geswein

Gregory T. Geswein
Attorney-In-Fact

Date: March 16, 2009

/s/ Gregory T. Geswein

Gregory T. Geswein
Vice President and Chief
Financial Officer (Principal Accounting Officer)

Date: March 16, 2009

INDEX TO FINANCIAL STATEMENT SCHEDULE

LIBBEY INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (Consolidated)
Years ended December 31, 2008, 2007 and 2006

	Allowance for Doubtful Accounts	Allowance for Slow Moving and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset
	(Dollars in thousands)		
Balance at December 31, 2005	$13,396	$ 7,590	$ 3,033
Charged to expense or other accounts	3,602	6,215	3,542
Deductions	(5,491)	(8,026)	
Balance at December 31, 2006	11,507	6,139	6,575
Charged to expense or other accounts	1,760	2,285	22,280
Deductions	(1,556)	(1,989)	
Balance at December 31, 2007	11,711	6,435	28,855
Charged to expense or other accounts	181	2,391	58,587
Deductions	(1,413)	(2,244)	
Balance at December 31, 2008	$10,479	$ 6,582	$87,442

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John F. Meier, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ John F. Meier

John F. Meier,
Chief Executive Officer

Date March 16, 2009

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory T. Geswein, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ Gregory T. Geswein
Gregory T. Geswein,
Chief Financial Officer

Date March 16, 2009

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ John F. Meier

John F. Meier
Chief Executive Officer

Dated: March 16, 2009

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ Gregory T. Geswein

Gregory T. Geswein
Chief Financial Officer

Dated: March 16, 2009



Libbey®

Main Operating Locations

Corporate Offices
300 Madison Avenue
P. O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com

Glassware Manufacturing Locations

Toledo
940 Ash Street
Toledo, Ohio 43611

Shreveport
4302 Jewella Road
Shreveport, Louisiana 71109

Crisa
Doblado 1627 B Norte
Col. Terminal
Monterrey, N.L. Mexico
CP 64680

Royal Leerdam
Lingedijk 8
4142 LD Leerdam
Netherlands

Crisal Cristalaria Automatica S.A.
Zona Industrial do Casal da Lebre
2431-903 Marinha Grande
Portugal

Libbey Glassware (China) Co., Ltd.
#2211 Ai Min Road East
Langfang Economic & Technology
Development Zone
Hebei Province, Post Code: 065001
People's Republic of China

North American Other Locations

World Tableware Inc.
300 Madison Avenue
Toledo, Ohio 43699-0060

Traex
101 Traex Plaza
Dane, Wisconsin 53529